Filed Pursuant to Rule 424(b)(3)
Registration No: 333-121421
Holding Company for Rockville Bank
8,357,050 Shares of Common Stock
      Rockville Bank, Rockville, Connecticut, is reorganizing the holding company structure form of its ownership from a single-tier mutual holding company to a two-tier holding company structure. Rockville Bank will become a wholly-owned subsidiary of Rockville Financial, Inc., a recently organized stock corporation that will be the direct holder of all of the shares of Rockville Bank’s stock. As part of the reorganization, Rockville Financial, Inc. is offering for sale up to 8,357,050 shares of its common stock on a best efforts basis. The shares being offered represent 43% of Rockville Financial, Inc.’s outstanding common stock following the offering. In addition, we intend to issue shares of Rockville Financial, Inc. common stock to a charitable foundation to be established by Rockville Bank, equal to 4.4% of the total of the shares sold in the offering and those contributed to the foundation, or 2% of all shares issued and outstanding following the offering. After the offering, 55% of Rockville Financial, Inc.’s outstanding common stock will be owned by Charter Oak Community Bank Corp., our Connecticut-chartered mutual holding company parent, which will change its name to Rockville Financial MHC, Inc. as part of the reorganization.
      We must sell a minimum of 6,176,950 shares in order to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares. We may sell up to 9,610,608 shares because of regulatory considerations or changes in market or economic conditions without resoliciting subscribers. The offering is scheduled to terminate at noon, Connecticut time, on May 2, 2005. We may extend the termination date without notice to you, until June 16, 2005, unless the Connecticut Banking Commissioner approves a later date, which may not be beyond December 8, 2006.
      The minimum purchase is 50 shares of common stock. The maximum purchase that an individual may make through a single deposit account is $250,000, and no person by himself, or with an associate or group of persons acting in concert may purchase more than $400,000. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond June 16, 2005. If the offering is extended beyond June 16, 2005, subscribers will have the right to modify or rescind their stock purchase orders. Funds received prior to the completion of the offering will be held in an account at Rockville Bank and will bear interest at our regular passbook savings rate, which is currently .60% per annum. If the offering is terminated, subscribers will have their funds returned promptly, with interest.
      Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our common stock, but is not obligated to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering. There is currently no public market for the common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in the common stock, but is under no obligation to do so. We expect that the common stock of Rockville Financial, Inc. will be quoted on the Nasdaq National Market under the symbol “RCKB”.
      This investment involves risk, including the possible loss of principal.
Please read the “Risk Factors” beginning on page 19.
OFFERING SUMMARY
Price: $10.00 per share

	Minimum	Maximum	Adjusted Maximum

Number of shares	6,176,950	8,357,050	9,610,608
Estimated offering expenses excluding underwriting commissions and expenses	$1,276,000	$1,276,000	$1,276,000
Underwriting commissions and expenses(1)	$530,000	$731,000	$845,000
Net proceeds	$59,964,000	$81,564,000	$93,985,000
Net proceeds per share	$9.71	$9.76	$9.78

(1)	Includes $55,000 of underwriter’s expenses, including attorneys’ fees. See “The Reorganization and Stock Offering — Plan of Distribution and Marketing Arrangements” on page 144 for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.
      THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE CONNECTICUT DEPARTMENT OF BANKING, THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Keefe, Bruyette & Woods
For information on how to subscribe, call the Stock Information Center at (860) 291-3700.
The date of this prospectus is March 29, 2005

ROCKVILLE BANK

CONNECTICUT'S BEST COMMUNITY BANK

That's My Bank!...

Suffield
Enfield
Somers
Ellington
Tolland
East Windsor
South Windsor
Rockville
Vernon
Coventry
East Hartford
Manchester
Glastonbury
Hartford County
Tolland County
Connecticut
Rockville Bank... Since 1858

★ Rockville Bank Branches & 24-Hour ATMs

◆ Stand Alone 24-Hour ATMs

Suffield
Enfield
Somers
Enfield Big Y
Scitico ATM
Southfield Corners Somers ATM
E. Windsor (Warehouse Point)
Windsor Locks
Broad Brook
Ellington Commons
East Windsor Big Y
Park Street Rockville
Lafayette Square Vernon
Tolland
South Windsor
Vernon
South Windsor Admin. Bldg.
Coventry
Manchester Big Y
(2) ATMs at Evergreen Walk South Windsor
Manchester
Bolton Notch
Adams/Center Streets Manchester ATM Coming Soon
East Hartford Big Y
HARTFORD
Manchester Community College ATM Coming Soon
Andover
Glastonbury Coming Soon
Gilead
Hebron

Stock Information Center

Rockville Bank Call Center

(860) 291-3600
Connecting All Offices

Suffield Somers Enfield Ellington Tolland EastWindsor SouthWindsor Rockville Vernon Coventry Manchester East tford Har
Hartford Glastonbury Tolland County County
C o n n e c t i c u
Rockville Bank#c Since
Rockville Bank Branches & ATMs 24-StandAlone 24-HourATMs
Enfield Somers Suffield Enfield Big Y Scitico Southfield Corners ATM Somers ATM
Somers Ellington Commons
East Windsor Big Y Stock Information Center Park Street Rockville Lafayette Square Tolland 1645 Ellington
South Windsor Vernon SouthWindsor,CT 06074 (860) 291-3700
Vernon South Windsor Admin. Bldg. Coventry
Manchester Big Y Rockville Bank (2) ATMs at Evergreen Walk Manchester (860) 291-3600
South Windsor ConnectingAll Offices
Adams/Center Streets Manchester ATM Coming Soon East Hartford Big Y
Manchester Community College ATM Coming Soon
Glastonbury Coming Soon

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	19
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	26
FORWARD LOOKING STATEMENTS	28
HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING	29
OUR POLICY REGARDING DIVIDENDS	30
MARKET FOR OUR COMMON STOCK	31
REGULATORY CAPITAL COMPLIANCE	32
CAPITALIZATION	33
UNAUDITED PRO FORMA DATA	34
COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION	38
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40
BUSINESS OF ROCKVILLE FINANCIAL, INC.	62
BUSINESS OF ROCKVILLE BANK	62
FEDERAL AND STATE TAXATION	91
SUPERVISION AND REGULATION	93
MANAGEMENT	106
THE REORGANIZATION AND STOCK OFFERING	133
ROCKVILLE BANK COMMUNITY FOUNDATION, INC.	151
RESTRICTIONS ON THE ACQUISITION OF ROCKVILLE FINANCIAL, INC. AND ROCKVILLE BANK	156
DESCRIPTION OF CAPITAL STOCK OF ROCKVILLE FINANCIAL, INC.	159
TRANSFER AGENT AND REGISTRAR	161
LEGAL AND TAX MATTERS	161
EXPERTS	161
WHERE YOU CAN FIND MORE INFORMATION	162
REGISTRATION REQUIREMENTS	163
CHARTER OAK COMMUNITY BANK CORP. CONSOLIDATED FINANCIAL STATEMENTS TABLE OF CONTENTS	F-1

SUMMARY

     The following summary explains selected information regarding the offering of common stock by Rockville Financial, Inc. and the business of Rockville Bank. However, no summary can contain all the information that may be important to you. For additional information, you should read this prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements of Charter Oak Community Bank Corp.

Our Organization

     In 1997, Rockville Bank reorganized into the single-tier mutual holding company structure. As part of the reorganization, Rockville Bank formed Charter Oak Community Bank Corp., a Connecticut-chartered mutual holding company. Rockville Bank became a Connecticut-chartered capital stock savings bank, and a wholly-owned subsidiary of Charter Oak Community Bank Corp. In connection with the offering, Rockville Bank and Charter Oak Community Bank Corp., have applied to the Connecticut Banking Commissioner and the Federal Reserve Board for permission to reorganize, in accordance with the Plan of Reorganization and Minority Stock Issuance, into a two-tier mutual holding company structure with Rockville Financial, Inc. as a wholly-owned subsidiary of Charter Oak Community Bank Corp. Upon completion of the reorganization, Rockville Bank will become a wholly-owned subsidiary of Rockville Financial, Inc. Charter Oak Community Bank Corp., upon completion of the offering, will change its name to Rockville Financial MHC, Inc. References to Charter Oak Community Bank Corp. in this document means the mutual holding company, before and after the name change. The same directors who manage Rockville Bank will manage Rockville Financial, Inc. and Charter Oak Community Bank Corp. Certain of the officers from Rockville Bank will serve as officers of both Rockville Financial, Inc. and Charter Oak Community Bank Corp., without additional compensation.

     This chart shows our current ownership structure, which is commonly referred to as the mutual holding company structure:

     This chart shows our interim ownership structure, which is commonly referred to as the two-tier mutual holding company structure:

The Companies

     Charter Oak Community Bank Corp.

     Charter Oak Community Bank Corp. has not engaged in any business activity other than owning the common stock of Rockville Bank, and does not intend to do so after the stock offering. After the completion of the stock offering, Charter Oak Community Bank Corp. is expected to own 55% of Rockville Financial Inc.’s outstanding common stock. So long as Charter Oak Community Bank Corp. exists, it is required to own a majority of the voting stock of Rockville Financial, Inc. As a result, stockholders other than Charter Oak Community Bank Corp. will not be able to exercise voting control over most matters put to a vote of stockholders of Rockville Financial, Inc. Charter Oak Community Bank Corp., through its Board of Directors, will be able to exercise voting control over most matters put to a vote of stockholders. Our main office is located at 25 Park Street, Rockville, Connecticut 06066, and our telephone number is (860) 291-3600.

     Rockville Financial, Inc.

     Upon completion of the reorganization and offering, Rockville Financial, Inc. will be the Connecticut chartered mid-tier stock holding company for Rockville Bank, and will own 100% of the common stock of Rockville Bank. Rockville Financial, Inc. will not have any other significant assets. Rockville Financial, Inc. has not engaged in any business activity and does not currently intend to do so after the offering other than owning the common stock of Rockville Bank and investing in marketable securities. Our main office is located at 25 Park Street, Rockville, Connecticut 06066, and our telephone number is (860) 291-3600.

     Rockville Bank

     Rockville Bank is a Connecticut chartered savings bank headquartered in Rockville, Connecticut. Rockville Bank was originally founded in 1858 as a state-chartered mutual savings bank. We conduct substantially all of our business from 16 banking offices, of which four are supermarket branches that are open seven days a week. Our main office is located at 25 Park Street, Rockville, Connecticut 06066, and our telephone number is (860) 291-3600.

     At December 31, 2004, we had total assets of $889.9 million, total deposits of $692.5 million and capital of $68.5 million. Our net income for the years ended December 31, 2004 and December 31, 2003 was $3.4 million and $6.1 million, respectively. Our principal business activities include the origination of mortgage loans secured by one-to-four family residential real estate, loans secured by non-residential real estate and multi-family real estate, residential construction loans, commercial loans and consumer loans. Rockville Bank offers a variety of deposit accounts, including NOW, checking, savings and money market accounts and certificates of deposit. Deposits are our primary source of funds for our lending and investing activities.

Business Strategy

     Our business strategy is to:

(1)	Remain a community-oriented franchise and continue to focus on providing quality personal service to meet the financial needs of the communities in which we operate;

(2)	Retain our essentially mutual charter and reinvest in our communities to underscore our historically independent, community-oriented franchise;

(3)	Expand our commercial real estate and commercial business lending activities;

(4)	Expand our banking network by pursuing new branch locations and branch acquisition opportunities in our market area; and

(5)	Continuing our residential mortgage lending activities which comprise a majority of our loan portfolio.

     For a more detailed description of our products and services see “BUSINESS OF ROCKVILLE BANK” beginning on page 62. See also “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Business Strategy” beginning on page 43 for a discussion of our business strategy.

The Plan of Reorganization and Minority Stock Issuance

     On December 8, 2004, the Boards of Directors of Rockville Bank and Charter Oak Community Bank Corp. adopted the Plan of Reorganization and Minority Stock Issuance, under which: (i) Rockville Financial, Inc. has been formed and (ii) Rockville Financial, Inc. will issue a minority of its capital stock to persons other than Charter Oak Community Bank Corp. as described immediately below. Rockville Financial, Inc. was formed in December 2004 with the issuance of 100 shares of common stock to Charter Oak Community Bank Corp., our mutual holding company. Rockville Financial, Inc. currently has no assets. Upon completion of the reorganization, Rockville Financial, Inc. will own 100% of the common stock of Rockville Bank. Charter Oak Community Bank Corp will own a majority of the shares and will have control of Rockville Financial, Inc. Rockville Bank, Charter Oak Community Bank Corp. and Rockville Financial, Inc. will all be state-chartered.

The Stock Offering

     Connecticut law requires that Charter Oak Community Bank Corp., our mutual holding company, own a majority of the outstanding shares of common stock of Rockville Financial, Inc. Accordingly, the shares that we are permitted to sell in the stock offering must represent a minority of our outstanding shares of common stock. Based on these restrictions, our Board of Directors has decided to sell 43% of our outstanding shares of common stock in the stock offering. In addition, we intend to contribute shares of common stock, equal to 2% of the shares outstanding following the offering, to Rockville Bank Community Foundation, Inc., a charitable foundation to be established by Rockville Bank. The remaining 55% will be held by Charter Oak Community Bank Corp.

     The following chart shows our structure following the offering:

     Charter Oak Community Bank Corp. has no plans, understandings or agreements, whether written or oral, to sell or otherwise dispose of its majority ownership interest in the common stock of Rockville Financial, Inc. However, Charter Oak Community Bank Corp. may convert to stock form in the future by offering its interest in Rockville Financial, Inc. for sale to depositors and others in a subscription and community offering. Charter Oak Community Bank Corp., however, has no plans to convert to stock form.

Reasons for the Reorganization and the Stock Offering

     The primary reasons for the reorganization and our decision to conduct the offering are to (1) increase our capital to support future growth and profitability, and (2) offer our depositors, employees, management and directors an equity ownership interest in Rockville Financial, Inc. and thereby obtain an economic interest in its future success. The mutual holding company structure will allow our mutual holding company to retain voting control over most decisions to be made by Rockville Financial, Inc. shareholders.

     The reorganization and the capital raised in the offering is expected to:

(1)	Help us remain an independent community bank by giving us the financial strength to grow our bank and better enable us to serve our customers in our market area;

(2)	Enable us to increase lending limits and support our increased emphasis on commercial business lending and commercial real estate lending;

(3)	Provide additional funding to continue the growth of our branch network in our market area;

(4)	Help us retain and attract qualified management through stock-based compensation plans; and

(5)	Enhance our ability to support the communities we serve through the funding of Rockville Bank Community Foundation, Inc.

Terms of the Offering

     We are offering between 6,176,950 and 8,357,050 shares of common stock of Rockville Financial, Inc. to qualified depositors, tax-qualified employee plans, officers, directors, employees and corporators of Rockville Bank and to the public to the extent shares remain available. The offering price of the shares of common stock is $10.00 per share.

     The maximum number of shares we sell in the offering may increase by up to 15%, to 9,610,608 shares, as a result of regulatory considerations, strong demand for the shares of common stock in the offering, or positive changes in financial markets in general and with respect to financial institution stocks in particular. Unless the pro forma market value of Rockville Financial, Inc. decreases below $143.7 million or increases above $223.5 million, you will not have the opportunity to change or cancel your stock purchase order.

     Keefe, Bruyette & Woods, Inc., our marketing advisor in connection with the offering, will use its best efforts to assist us in selling our shares of common stock, but Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares in the offering.

     We also intend to contribute shares of common stock to Rockville Bank Community Foundation, Inc., equal to 4.4% of the total of the shares sold in the offering and those contributed to the foundation, representing 2% of all shares issued and outstanding after the offering.

Persons Who May Order Stock in the Offering

     We are offering the shares of common stock of Rockville Financial, Inc. in a “subscription offering” in the following descending order of priority:

(1)	Depositors who had accounts at Rockville Bank with aggregate balances of at least $500 on March 31, 2003;

(2)	The tax-qualified employee benefit plans of Rockville Bank (including our employee stock ownership plan);

(3)	Depositors who had accounts at Rockville Bank with aggregate balances of at least $500 on December 31, 2004 who do not qualify under priority (1) above;

(4)	Employees, officers and directors of Rockville Bank or Rockville Financial, Inc. who do not qualify under priorities (1) or (3) above; and

(5)	Corporators of Charter Oak Community Bank Corp. who do not qualify under priorities (1), (3) or (4) above.

     If any shares of our common stock remain unsold in the subscription offering, we will offer such shares for sale in a community offering. Natural persons residing in Hartford and Tolland Counties, Connecticut will have a purchase preference in any community offering. Shares also may be offered to the general public. The community offering, if any, may commence concurrently with, during or promptly after, the subscription offering. We also may offer shares of common stock not purchased in the subscription offering or the community offering through a syndicate of brokers in what is referred to as a syndicated community offering. The syndicated community offering, if necessary, would be managed by Keefe, Bruyette & Woods, Inc. and would commence as soon as practicable after the termination of the subscription offering and would be open to the general public beyond the local community. We have the right to accept or reject, in our sole discretion, any orders received in the community offering and the syndicated community offering.

     To ensure a proper allocation of stock, each eligible account holder must list on his or her stock purchase order form all deposit accounts in which he or she had an ownership interest at March 31, 2003 or December 31, 2004, as applicable. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation. We will strive to identify your ownership in all accounts, but cannot guarantee that we will identify all accounts in which you have an ownership interest. Our interpretation of the terms and conditions of the Plan of Reorganization and Minority Stock Issuance and of the acceptability of the stock purchase order forms will be final.

Limits on the Amount of Common Stock You May Purchase

     The minimum purchase is 50 shares of common stock. Generally, no individual, or individuals through a single account, may purchase more than $250,000 (25,000 shares of common stock). If any of the following persons purchase shares of common stock, their purchases when combined with your purchases cannot exceed $400,000 (40,000 shares of common stock):

•	Your parents, spouse, sisters, brothers, children, or anyone married to any of these persons, who live in the same house as you;

•	Your parents, spouse, sisters, brothers, children, or anyone married to any of these persons, who is one of our executive officers or directors;

•	Persons exercising subscription rights through qualifying deposits registered to the same address;

•	Companies, trusts or other entities in which you have a financial interest or hold a management position; or

•	Other persons who may be acting together with you as associates or persons acting in concert.

     A detailed discussion of the limitations on purchases of common stock by an individual and persons acting together is set forth under the caption “THE REORGANIZATION AND STOCK OFFERING—Limitations on Common Stock Purchases” beginning on page 140.

     Subject to regulatory approval, we may increase or decrease the purchase limitations in the offering at any time. In addition, in any community offering or syndicated community offering, we will first fill orders for our common stock up to a maximum of 1,000 shares. Thereafter, we will allocate any remaining shares of common stock on an equal number of shares per order basis, until we fill all orders. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. without regard to these purchase limitations.

How We Determined to Offer Between 6,176,950 Shares and 8,357,050 Shares and the $10.00 Price Per Share

     We decided to offer between 6,176,950 shares and 8,357,050 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by FinPro, Inc., a firm experienced in appraisals of financial institutions. FinPro, Inc. is of the opinion that as of February 11, 2005, the estimated pro forma market value of the common stock of Rockville Financial, Inc. on a fully converted basis including those shares contributed to the foundation was between $143.7 million and $194.4 million with a midpoint of $169.0 million. The term “fully converted” means that FinPro, Inc. assumed that 100% of our common stock had been sold to the public, rather than the 45% that will be issued in the offering.

     In preparing its appraisal, FinPro, Inc. considered the information contained in this prospectus, including our consolidated financial statements. FinPro, Inc. also considered the following factors, among others:

•	the present and projected operating results and financial condition of Rockville Financial, Inc. and Rockville Bank and the economic and demographic conditions in Rockville Bank’s existing market area;

•	certain historical, financial and other information relating to Rockville Bank;

•	a comparative evaluation of the operating and financial statistics of Rockville Bank with those of other similarly situated publicly traded savings banks and mutual holding companies;

•	the aggregate size of the common stock offering;

•	the impact of the stock offering on Rockville Financial, Inc.’s consolidated net worth and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

     In addition, we intend to issue shares of common stock to Rockville Bank Community Foundation, Inc. The shares will be equal to 4.4% of the total of the shares sold in the offering and those contributed to the Foundation, representing 2% of all shares issued and outstanding after the offering. The contribution of common stock to the charitable foundation will have the effect of reducing our pro forma valuation. See “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” beginning on page 38 of this prospectus.

     In reviewing the appraisal, our Board of Directors considered the methodologies and the appropriateness of the assumptions used by FinPro, Inc. in addition to the factors listed above, and our Board of Directors believes that these assumptions were reasonable.

     The Board of Directors determined that the common stock should be sold at $10.00 per share and that 45% of the shares of our common stock should be issued in the offering (including the shares issued to Rockville Bank Community Foundation, Inc.), and 55% should be held by Charter Oak Community Bank Corp., after giving effect to the issuance of common stock to Rockville Bank Community Foundation, Inc. Based on the estimated valuation range and the purchase price, the number of shares of our common stock that will be outstanding upon completion of the stock offering will range from 14,365,000 to 19,435,000 (subject to adjustment to 22,350,250), and the number of shares of our common stock that will be sold in the stock offering will range from 6,176,950 shares to 8,357,050 shares (subject to adjustment to 9,610,608), with a midpoint of 7,267,000 shares. The number of shares that Charter Oak Community Bank Corp. will own after the offering will range from 7,900,750 to 10,689,250 (subject to adjustment to 12,292,637). The estimated valuation range may be amended with the approval of the Connecticut Banking Commissioner and the Federal Reserve Board, if required, or if necessitated by subsequent developments in the financial condition of Rockville Bank or market conditions generally, or to fulfill the order of the employee stock ownership plan.

     The appraisal will be updated before we complete the stock offering. If the pro forma market value of the common stock (including the shares retained by the mutual holding company) at that time is either below $143.7 million or above $194.4 million, then, after consulting with the Connecticut Banking Commissioner and the Federal Reserve Board, we may: terminate the stock offering and return promptly all funds; extend or hold a new subscription or community offering, or both; establish a new offering range and commence a resolicitation of subscribers; or take such other actions as may be permitted by the Connecticut Banking Commissioner and the Federal Reserve Board. Under such circumstances, we will notify you, and you will have the opportunity to change or cancel your stock purchase order. In no event may the stock offering be extended beyond December 8, 2006.

     Two measures that investors often use to analyze an issuer’s stock are the ratio of the offering price to the issuer’s book value and the ratio of the offering price to the issuer’s annual net income. According to FinPro, Inc., while appraisers (as well as investors) use both ratios to evaluate an issuer’s stock, the price-to-book-value ratio has historically been the most frequently used method due to the volatility of earnings in the thrift industry in the early-to-mid 1990s and, more recently, due to decreasing interest rates. FinPro, Inc. considered both of these ratios, among other factors, in preparing its appraisal. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. The following table presents the ratio of the offering price to our pro forma book value and earnings per share for the periods indicated. See “UNAUDITED PRO FORMA DATA,” beginning on page 34 of this prospectus, for a description of the assumptions we used in making these calculations.

	At and For the Year Ended December 31, 2004
	6,176,950		7,267,000		8,357,050		9,610,608
	Shares Sold		Shares Sold		Shares Sold		Shares Sold
	at $10.00		at $10.00		at $10.00		at $10.00
	Per Share		Per Share		Per Share		Per Share
Pro forma price to book value ratio	118.06%		128.70%		137.74%		146.84%
Pro forma price to net income ratio	40.00	x	47.62	x	55.56	x	62.50	x

     The following table presents a summary of selected pricing ratios for peer group companies and for us where the ratios are adjusted to assume the full conversion of Rockville Financial, Inc. and all of the peer companies. The peer group consists of 10 publicly traded mutual holding companies that FinPro considered comparable to Rockville Financial, Inc. FinPro, Inc.’s appraisal is based on a comparison of financial and other characteristics of Rockville Financial, Inc. relative to the peer group. A share of common stock is priced at 40.00 times and 52.63 times our pro forma fully converted last twelve months’ core earnings, at the minimum and maximum of the valuation range, respectively. The common stock is valued at 76.28% and 83.82% of our pro forma fully converted tangible book value, at the minimum and maximum of the valuation range, respectively. As of February 11, 2005 the median trading price of the peer group companies was 36.13 times their last twelve months’ core earnings per share on a fully converted basis and 103.46% of their fully converted tangible book value per share. At the minimum of the value range, Rockville Financial, Inc. is priced at a 10.88% premium on a fully converted core earnings basis and a 26.27% discount on a fully converted tangible book value basis relative to the peer group median. At the maximum of the value range, Rockville Financial, Inc. is priced at a 45.67% premium on a fully converted core earnings basis and a 18.98% discount on a fully converted tangible book value basis relative to the peer group median.

	Price to Last Twelve	Price to Tangible
	Months Core	Book
	Earnings Multiple	Value Ratio
Rockville Financial, Inc. (on a pro forma basis assuming a full conversion)
Maximum	52.63	83.82%
Minimum	40.00	76.28%

Valuation of peer group companies as of February 11, 2005 (on a pro forma basis assuming a full conversion)
Averages	41.95	102.28%
Medians	36.13	103.46%

     The independent appraisal does not indicate stock market value. Do not assume or expect that Rockville Financial, Inc.’s valuation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the stock offering.

After-Market Performance Information Provided by Independent Appraiser

     In recent years, the prices of shares of common stock of financial institutions or their holding companies have generally appreciated in the period immediately following the completion of the initial public offering (IPO) by thrift institutions, such as ours. The appraisal report prepared by FinPro, Inc. included examples of this after-market stock price performance. The following table, which is derived from information included in the appraisal report, presents stock price appreciation information for all thrift IPOs completed between October 17, 2001 and February 11, 2005. “MHC” indicates a “first-step” mutual holding company offering.

“First-Step” Mutual Holding Company Offerings with Completed Closing Dates between October 17, 2001 and February 11, 2005

	Appreciation from Initial Trading Date(1)
Company Name	IPO Date	1 day	1 week	1 month	3 months
Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	-1.00%	0.00%	-0.80%	N/A
BV Financial, Inc. (MHC)	01/14/2005	-6.50	-4.00	-1.50	N/A
Georgetown Bancorp, Inc. (MHC)	01/06/2005	2.00	0.00	0.50	N/A
SFSB Inc. (MHC)	12/31/2004	7.50	0.00	-0.50	N/A
Ocean Shore Holding Company (MHC)	12/22/2004	21.50	22.50	6.30	10.40%
Lincoln Park Bancorp (MHC)	12/20/2004	10.00	12.50	0.20	2.00
Abington Community Bancorp, Inc. (MHC)	12/17/2004	33.50	33.00	29.00	34.70
Home Federal Bancorp, Inc. (MHC)	12/07/2004	24.90	28.00	23.30	22.50
Atlantic Coast Federal Corporation (MHC)	10/05/2004	17.50	24.80	29.30	36.20
PSB Holdings, Inc. (MHC)	10/05/2004	5.00	6.30	4.50	16.00
Naugatuck Valley Financial Corp. (MHC)	10/01/2004	8.00	8.10	4.20	7.60
SI Financial Group Inc. (MHC)	10/01/2004	12.00	10.50	9.40	27.50
First Federal Financial Services, Inc. (MHC)	06/29/2004	15.00	20.50	35.00	35.00
Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	3.75	2.50	-3.13	-3.13

(table continued)

	Appreciation from Initial Trading Date(1)
Company Name	IPO Date	1 day	1 week	1 month	3 months
Osage Federal Financial Inc. (MHC)	04/01/2004	20.00	22.50	9.50	9.50
Wawel Savings Bank (MHC)	04/01/2004	29.50	25.00	12.50	25.00
K-Fed Bancorp (MHC)	03/31/2004	34.90	30.00	15.10	29.00
Citizens Community Bancorp (MHC)	03/30/2004	23.70	32.50	17.50	18.50
Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	22.50	37.50	32.90	24.00
Cheviot Financial Corp. (MHC)	01/06/2004	33.20	34.70	33.00	31.00
Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	63.75	54.38	60.63	60.00
ASB Holding Company (MHC)	10/03/2003	62.00	71.00	68.50	79.50
Minden Bancorp, Inc. (MHC)	07/02/2002	19.50	20.00	18.50	13.00
New England Bancshares, Inc. (MHC)	06/04/2002	23.00	24.00	24.00	23.00
Westfield Financial Inc. (MHC)	12/28/2001	33.40	32.40	36.00	47.00
AJS Bancorp, Inc. (MHC)	12/27/2001	32.00	29.10	32.50	40.00
Charter Financial Corp. (MHC)	10/17/2001	42.50	52.50	74.10	121.00

Average		21.97%	23.34%	21.13%	30.97%
Median		21.50%	24.00%	17.50%	25.00%

(1)	Source SNL DataSource.

     In certain market conditions, stock prices of thrift IPOs have decreased, and not increased. For example, while the above table illustrates an average appreciation of 22.91% after one month of trading, the stock of two companies was trading below the initial offering prices and the stock of twenty-three companies was trading above each of their initial offering prices. The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. It is also not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data was calculated using a small sample.

     Under certain market and other conditions, many investors consider an investment in a thrift IPO to be an attractive one. We expect our directors and executive officers, together with their associates, to subscribe for 371,000 shares of common stock in the offering, or approximately 5.1% of the shares to be sold to the public at the midpoint of the offering range.

     You should bear in mind that stock price appreciation or depreciation is affected by many factors. There can be no assurance that our stock price will not trade below $10.00 per share, as has been the case for some thrift IPOs. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “RISK FACTORS” beginning on page 19.

Our Issuance of Shares of Common Stock to the Charitable Foundation

     To further our commitment to our local community, we intend to establish a new charitable foundation as part of the stock offering to operate in addition to the existing charitable foundation created by Rockville Bank in 1998. We will issue shares of our common stock to the charitable foundation ranging from 287,300 shares at the minimum of the valuation range to 388,700 shares at the maximum of the valuation range, having an initial market value of $2.9 million at the minimum of the valuation range and $3.9 million at the maximum of the valuation range. We do not expect, at the present time, to issue additional shares of common stock or make other contributions to either the existing charitable foundation or the new charitable foundation in the future. As a result of the issuance of shares to the new charitable foundation, we will record an after-tax expense of approximately $1.9 million at the minimum of the valuation range and of approximately $2.6 million at the maximum of the valuation range, during the quarter in which the stock offering is completed. The new charitable foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate. We expect that the new charitable foundation will make contributions to organizations such as a not-for-profit health care network consisting of two full service community hospitals, as well as several other health service providers and health-care partners, a local community college and will make college scholarship grants to local individual students who need financial aid for higher education. The new charitable foundation is expected to make contributions in any year of at least 5% of its assets, that is, $143,650 at the minimum of the valuation range or $194,350 at the maximum of the valuation range. By way of comparison, the existing charitable foundation, which will continue to exist after the reorganization and offering, made charitable contributions of $127,811 and $225,960 in 2004 and 2003, respectively and Rockville Bank itself also made nominal charitable contributions directly in 2004 and 2003.

     Issuing shares of common stock to the new charitable foundation will:

•	dilute the voting interests of purchasers of shares of our common stock in the offering; and

•	result in an expense, and a reduction in earnings during the quarter in which the offering closes and the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

     The establishment and funding of the charitable foundation has been approved by the Boards of Directors of Charter Oak Community Bank Corp., Rockville Financial, Inc. and Rockville Bank.

     See “RISK FACTORS—The Issuance of Shares to Rockville Bank Community Foundation, Inc. Will Dilute Your Ownership Interests and Adversely Affect Net Income in Fiscal 2005” on page 22,“COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” on page 38, and “ROCKVILLE BANK COMMUNITY FOUNDATION, INC.” on page 151.

How You May Pay for Your Shares

     In the subscription offering and the community offering you may pay for your shares only by:

(1)	personal check, bank check or money order; or

(2)	authorizing us to withdraw money from your deposit account(s) maintained with Rockville Bank.

     If you wish to use your Rockville Bank individual retirement account to pay for your shares, please be aware that federal law requires that such funds first be transferred to a self-directed retirement account with a trustee other than Rockville Bank. The transfer of such funds to a new trustee takes time, so please make arrangements as soon as possible, or contact the Stock Information Center at (860) 291-3700 for further information. Also, please be aware that Rockville Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering.

     You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment, provided we receive the stock order form before noon, Connecticut time, May 2, 2005, when the offering will end. We will pay interest at Rockville Bank’s regular passbook savings rate from the date funds are received until completion or termination of the offering. Withdrawals from certificates of deposit at Rockville Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty and will continue to earn interest at the contract rate until the offering is completed. All funds authorized for withdrawal from deposit accounts with Rockville Bank must be in the deposit accounts at the time the stock order form is received. However, funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable deposit account rate until the completion of the offering. A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you. After we receive an order, the order cannot be revoked or changed, except with our consent. Payment may not be made by wire transfer or any other electronic transfer of funds. In addition, we are not required to accept copies or facsimiles of order forms.

     For a further discussion regarding the stock ordering procedures see “ THE REORGANIZATION AND STOCK OFFERING—Prospectus Delivery and Procedure for Purchasing Shares” on page 148.

You May Not Sell or Transfer Your Subscription Rights

     If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the shares of common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away his or her subscription rights. We will not accept your stock order if we have reason to believe that you sold or transferred your subscription rights. We have the right to reject any order submitted in the offering by a person we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent, the terms and conditions of the Plan of Reorganization and Minority Stock Issuance.

Deadline for Orders of Common Stock

     If you wish to purchase shares of common stock, we must receive your properly completed stock order form, together with payment for the shares, no later than noon, Connecticut time, on May 2, 2005, unless we extend this deadline. You may submit your stock order form by mail using the return envelope provided, by overnight courier to the indicated address on the stock order form, or by bringing your stock order form to the Stock Information

Center. Once submitted, your stock order is irrevocable unless the offering is terminated or extended beyond June 16, 2005.

Termination of the Offering

     The subscription offering will terminate at noon, Connecticut time, on May 2, 2005. We expect that the community offering would terminate at the same time. We may extend this expiration date without notice to you, until June 16, 2005, unless regulators approve a later date, which may not be beyond December 8, 2006. If the subscription offering and/or community offerings extend beyond June 16, 2005, we will be required to resolicit subscriptions before proceeding with the offering. In such event, if you choose not to subscribe for the common stock, your funds will be promptly returned to you with interest.

Steps We May Take If We Do Not Receive Orders for the Minimum Number of Shares

     If we do not receive orders for at least 6,176,950 shares of common stock, we may take steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may (i) increase the purchase limitations; and/or (ii) seek regulatory approval to extend the offering beyond the June 16, 2005 expiration date, provided that any such extension will require us to resolicit subscriptions received in the offering; and/or (iii) attempt to sell shares of common stock in a syndicated community offering.

Our Policy Regarding Dividends

     Following completion of the offering, our Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. In the future, our Board intends to consider a policy of paying cash dividends on the common stock. However, no decision has been made with respect to the payment of dividends. The payment of dividends, if at all, will depend upon a number of factors, including the following:

•	regulatory capital requirements,

•	our financial condition and results of operations,

•	tax considerations,

•	statutory and regulatory limitations, and

•	general economic conditions.

     As a mutual holding company regulated by the Federal Reserve Board, Charter Oak Community Bank Corp. may be prohibited from waiving dividends declared and paid by Rockville Financial, Inc. If Rockville Financial, Inc. pays dividends to its shareholders, it will be required to pay dividends to Charter Oak Community Bank Corp. The Federal Reserve Board’s current policy prohibits the waiver of dividends by mutual holding companies.

Market for the Common Stock

     We anticipate that the common stock sold in the offering will be quoted on the Nasdaq National Market under the symbol “RCKB.” Keefe, Bruyette & Woods, Inc. currently intends to make a market in the shares of common stock, but it is under no obligation to do so.

How We Intend to Use the Proceeds We Raise from the Offering

     Assuming we sell 8,357,050 shares of common stock in the offering, and we generate net proceeds of approximately $81.6 million, we intend to use the net proceeds as follows:

•	Approximately $40.8 million (50% of the net proceeds) will be contributed to Rockville Bank;

•	Approximately $40.8 million (50% of the net proceeds) will be retained by Rockville Financial, Inc.; and

•	Of the amount retained by Rockville Financial, Inc., approximately $7.0 million (9% of the net proceeds) will be loaned to the employee stock ownership plan to fund its purchase of 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc.

     Rockville Bank may use the proceeds it receives to make loans, purchase securities, expand its banking franchise internally or through acquisitions, and for general corporate purposes, including paying dividends and repurchasing shares. Although no assurance can be made, we expect to be able to place the net proceeds of the offering fully to productive use in our business by the end of 2006. See “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page 29. Neither Rockville Bank nor Rockville Financial, Inc. is considering any specific acquisition transaction at this time.

Once Submitted, Your Purchase Order May Not Be Revoked Unless the Offering is Terminated or Extended Beyond June 16, 2005

     Funds that you use to purchase shares of our common stock in the offering will be held in an interest bearing account until the termination or completion of the offering, including any extension of the expiration date. The Connecticut Banking Commissioner approved the offering on March 23, 2005; however, because completion of the offering will be subject to an update of the independent appraisal, among other reasons, there may be one or more delays in the completion of the offering. Any orders that you submit to purchase shares of our common stock in the offering are irrevocable, and you will not have access to subscription funds unless the stock offering is terminated, or extended beyond June 16, 2005.

Our Officers, Directors and Employees Will Receive Additional Compensation and Benefit Programs After the Offering

     We intend to establish an employee stock ownership plan, and we may implement a stock option plan and a recognition and retention plan. The Board of Directors of Rockville Bank has adopted an employee stock ownership plan, which will award shares of our common stock to eligible employees primarily based on their compensation. The Board of Directors of Rockville Financial, Inc. will, at the completion of the offering, ratify the action to make the employee stock ownership plan loan and to issue the common stock to the employee stock ownership plan. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 5% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc.; however, our employee stock ownership plan is expected to increase its ownership of shares to 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. by making purchases of shares in the open market following completion of the offering. Moreover, in addition to the employee stock ownership plan, we may grant awards under one or more stock benefit plans, including a stock option plan and a recognition and retention plan, in an amount up to 14% of the number of shares of common stock held by persons other than Charter Oak Community Bank Corp. The stock option plan and recognition and retention plan will not be established sooner than one year after the offering.

     The employee stock ownership plan and the recognition and retention plan will increase our future compensation costs, thereby reducing our earnings. In December 2004, the Financial Accounting Standards Board, (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, which will require compensation costs related to share-based payment transactions to be recognized in the Company’s financial statements for all awards issued on and after July 1, 2005. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments granted. Additionally, stockholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and the recognition and retention plan. See “RISK FACTORS—The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income” on page 19 and “MANAGEMENT—Future Stock Benefit Plans,” on page 129.

     The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering, at the maximum of the offering range and assuming that we initially implement a stock option plan granting options to purchase 10% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. and a recognition and retention plan awarding shares of common stock equal to 4% of that total (the maximum amount of shares if such plans are adopted within one year from the date of completion of the offering):

		% of	Value of Benefits
	Individuals Eligible to	Shares	Based on Maximum
Plan	Receive Awards	Issued(1)	of Offering Range
Employee stock ownership plan	All employees	8%	$6,996,600
Recognition and retention plan	Directors, officers and employees	4% (2)	$3,498,300
Stock option plan	Directors, officers and employees	10% (2)	$ 3,454,571 (3)(4)

(footnotes on following page)

(1)	Excluding shares issued to Charter Oak Community Bank Corp.

(2)	The stock option plan and recognition and retention plan may award a greater number of options and shares, respectively, if the plans are adopted more than one year after the stock offering.

(3)	Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value of a stock option will depend upon increases, if any, in the price of our common stock during the period in which the stock option may be exercised.

(4)	The pro forma net income assumes that the options granted under the stock option plan will be expensed in accordance with SFAS No. 123 (revised 2004), Share Based Payment. The options are assumed to have a value of $3.95 per option, which was calculated using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model use the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 0%; (iv) expected life of 10 years and a 5 year vesting period; (v) expected volatility of 16.65%; and (vi) risk-free interest rate of 4.24%. There is no market for the common stock of Rockville Financial, Inc. As such, the expected volatility was calculated based upon the historical performance of the SNL MHC Index. The foregoing assumptions are used for illustrating purposes and should not be considered indicative of expected performance of the stock. Changes in the assumptions used in the Black-Sholes option pricing model can materially impact the results. The assumptions were prepared based upon data available as of December 31, 2004. However, future market conditions could materially impact these assumptions going forward. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share.

     The value of the shares obtained for the recognition and retention plan will be based on the price of Rockville Financial Inc.’s common stock at the time those shares are purchased or issued, which, cannot be implemented until at least one year after the offering, subject to shareholder approval The following table presents the total value of all shares to be available for award and issuance under the restricted stock plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share.

			349,830 Shares	402,304 Shares
	258,570 Shares	304,200 Shares	Awarded at	Awarded at
	Awarded at	Awarded at	Maximum	Maximum of
Share Price	Minimum of Range	Midpoint of Range	of Range	Range, as Adjusted
(In Thousands)
$8.00	$2,069	$2,434	$2,799	$3,218
10.00	2,586	3,042	3,498	4,023
12.00	3,103	3,650	4,198	4,828
14.00	3,620	4,259	4,898	5,632

Restrictions on the Acquisition of Rockville Financial, Inc. and Rockville Bank

     Connecticut law, as well as provisions contained in the Plan of Reorganization and Minority Stock Issuance, restrict the ability of any person, firm or entity to acquire Rockville Financial, Inc., Rockville Bank, or their respective capital stock. These restrictions include the requirement that for a period of five years from the completion of the offering a potential acquirer of common stock obtain the prior approval of the Connecticut Banking Commissioner before acquiring in excess of 10% of the voting stock of Rockville Financial, Inc. or Rockville Bank. Because a majority of the shares of outstanding common stock of Rockville Financial, Inc. must be owned by Charter Oak Community Bank Corp., any acquisition of Rockville Financial, Inc. must be approved by Charter Oak Community Bank Corp., and Charter Oak Community Bank Corp. would not be required to pursue or approve a sale of Rockville

Financial, Inc. even if such sale were favored by a majority of Rockville Financial, Inc.’s public stockholders.

Possible Conversion of Charter Oak Community Bank Corp. to Stock Form

     In the future, Charter Oak Community Bank Corp. may convert from a mutual to capital stock form, in a transaction commonly known as a “second step” conversion. In a second step conversion, depositors of Rockville Bank would have subscription rights to purchase common stock of Rockville Financial, Inc. or its successor equal to the value of Charter Oak Community Bank Corp.’s interest in Rockville Financial, Inc., and the public stockholders of Rockville Financial, Inc. would be entitled to exchange their shares of common stock for an equal percentage of shares of the stock holding company resulting from the conversion. This percentage may be adjusted to reflect any assets owned by Charter Oak Community Bank Corp. The Board of Directors has no current plan to undertake a second step conversion transaction.

     The Certificate of Incorporation and Bylaws of Charter Oak Community Bank Corp. contain provisions which require a “super majority” of that company’s corporators (80%) and directors (80%) to approve a “second step” conversion pursuant to which Rockville Financial, Inc. would become 100% owned by persons other than Charter Oak Community Bank Corp. In addition, when making such determination, the directors are required to consider a number of factors, including the interests of shareholders, employees, customers, the creditors and the communities in which Rockville Bank has offices. Connecticut law would allow a second step conversion with the approval of the Connecticut Banking Commissioner, the Board of Directors and the corporators of Charter Oak Community Bank Corp., in accordance with rules similar to those that would apply to a full conversion of a mutual savings bank

Proposed Stock Purchases by Management

     Rockville Financial, Inc.’s directors and executive officers and their associates are expected to purchase approximately 371,000 shares of common stock in the offering, which represents 5.7%, 4.9%, 4.2% and 3.7% of the total shares to be sold in the offering to the public and those contributed to Rockville Bank Community Foundation, Inc. and 6.0%, 5.1%, 4.4% and 3.9% of the shares sold to the public, at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively. Directors and executive officers will pay the same $10.00 per share price paid by all other persons who purchase shares in the offering. These shares will be counted in determining whether the minimum of the range of the offering is reached.

How You May Obtain Additional Information Regarding the Offering

     If you have any questions regarding the offering, please call the Stock Information Center at (860) 291-3700, Monday, Tuesday, Wednesday and Friday between 9:00 a.m. and 5:00 p.m. and Thursday between 9:00 a.m. and 6:00 p.m., Connecticut time.

RISK FACTORS

You should carefully consider the following risk factors in evaluating an investment in the common stock.

The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income.

     We anticipate that our employee stock ownership plan will purchase 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. with funds borrowed from Rockville Financial, Inc. The cost of acquiring the shares of common stock for the employee stock ownership plan will be between $5.2 million at the minimum of the offering range and $8.0 million at the adjusted maximum of the offering range using the $10.00 per share offering price. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

     We also intend to implement a recognition and retention plan and a stock option plan after the offering. We intend to grant awards under one or more stock benefit plans, including the recognition and retention plan and stock option plan, in an amount up to 14% of the number of shares of common stock held by persons other than Charter Oak Community Bank Corp. The recognition and retention plan and stock option plan will not be implemented until at least one year after the offering. In the event that a portion of the shares used to (i) fund the recognition and retention plan or (ii) satisfy the exercise of options from our stock option plan, is obtained from authorized but unissued shares, the issuance of additional shares will decrease our net income per share and stockholders’ equity per share.

The Implementation of Our Stock-Based Benefit Plans May Dilute Your Ownership Interest.

     We intend to implement a stock option plan and recognition and retention plan, not earlier than one year following the offering. These stock benefit plans will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares. Stockholders would experience a reduction in ownership interest (including shares held by Charter Oak Community Bank Corp.) totaling 5.93% in the event newly issued shares are used to fund stock options under the stock option plan and awards made under the recognition and retention plan in an amount equal to 10% and 4%, respectively, of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc.

We May Experience Higher Levels of Loan Loss Due to Our Recent Growth and Enhanced Emphasis on Commercial Business and Commercial Real Estate Loans.

     Our assets increased to $889.9 million at December 31, 2004 from $712.0 million at December 31, 2003. During that same period, our net loans receivable increased to $696.2 million from $528.5 million. Also for that same period, commercial real estate loans increased to $136.6 million from $122.6 million, and commercial business loans to $88.7 million from

$58.7 million. During this time frame we have experienced a declining rate environment, therefore, our unseasoned adjustable rate loans have not been subject to an increasing rate environment. A significant portion of our loan portfolio is unseasoned and may not perform as expected, if interest rates increase, resulting in higher future charges for loan losses. Although we believe that our loan growth has been achieved without compromising loan underwriting standards, commercial business and commercial real estate loans are inherently riskier than residential mortgage loans, historically our primary loan product.

We Have Opened New Branches and Expect to Open Additional New Branches Which May Incur Losses During Their Initial Years of Operation as They Generate New Deposit and Loan Portfolios.

     In 2004 Rockville Bank opened new branch offices in Tolland and Coventry and an application for a new branch in Glastonbury has recently been approved by the Connecticut Department of Banking and the FDIC. Rockville Bank intends to continue to expand through de novo branching. Losses are expected from these new branches for some time as the expenses associated with them are largely fixed and are typically greater than the income earned as the branches build up their customer base. No assurance can be given as to when, if ever, new branches will become profitable.

If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease.

     We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience on different loan categories and we evaluate existing economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance which would decrease our net income. Although we are unaware of any specific problems with our loan portfolio that would require any increase in our allowance at the present time, it may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans.

     In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, although we are unaware of any reason for them to do so at the present time. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations and financial condition.

Our Return on Equity Will Be Low Compared to Other Financial Institutions. This Could Negatively Affect the Trading Price of Our Common Stock.

     Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. We expect our return on equity to remain below the industry average until we are able to leverage our increased equity from the offering. Our return on equity will be reduced by the capital raised in the offering, higher expenses from the costs of being a public company, and added expenses associated with our employee stock ownership plan and stock plans that we intend to establish in the future. We will initially invest the net proceeds obtained in the offering in cash, cash equivalents, and investments, which generally carry lower interest rates, until we can deploy some of those funds into higher interest rate loans. Until we can increase our net interest income and noninterest income, we expect our return on equity to be below the industry average, which may reduce the value of our common stock. Although no assurance can be given, we expect to be able to place the net proceeds of the offering fully to productive use in our business by the end of 2006. For the most current 12 month period data available as of February 11, 2005, the peer group median return on average equity was 5.15%. This compares to a median return on average equity of 8.09% for all publicly traded savings institutions for the same period. On a pro forma basis and based on net income for the year ended December 31, 2004, our return on equity assuming shares are sold at the maximum would have been 2.38%.

Persons Who Purchase Stock in the Offering Will Own a Minority of Rockville Financial, Inc.’s Common Stock and Will Not Be Able to Exercise Voting Control Over Most Matters Put to a Vote of Stockholders.

     Public stockholders will own a minority of the outstanding shares of Rockville Financial, Inc. common stock. As a result, stockholders other than Charter Oak Community Bank Corp. will not be able to exercise voting control over most matters put to a vote of stockholders. Charter Oak Community Bank Corp. will own a majority of Rockville Financial, Inc.’s common stock after the offering and, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors who govern Rockville Financial, Inc. and Rockville Bank also govern Charter Oak Community Bank Corp. In addition, Charter Oak Community Bank Corp. may exercise its voting control to prevent a sale or merger transaction in which stockholders could receive a premium for their shares. In that regard, Charter Oak Community Bank Corp.’s Certificate of Incorporation requires its Board of Directors to consider the impact of its actions on a variety of constituencies in making certain business decisions. These constituencies include the depositors, employees and creditors of Rockville Bank, and the well-being of the communities in which Rockville Bank conducts business, in addition to Rockville Financial, Inc. stockholders. Thus, Charter Oak Community Bank Corp. should be expected to act in a manner that furthers the general interests of those constituencies. The Certificate of Incorporation of Charter Oak Community Bank Corp. requires “super majority” votes by its corporators (80%) and directors (80%) to effect a second step conversion.

Our Stock Value May be Negatively Affected by Federal Regulations Restricting Takeovers and our Mutual Holding Company Structure.

     Federal and Connecticut Regulations Restricting Takeovers. The Change in Bank Control Act and the Bank Holding Company Act together with Federal Reserve Board regulations promulgated under those laws, require that a person obtain the consent of the Federal Reserve Board before attempting to acquire control of a bank holding company. In addition, the Plan of Reorganization and Minority Stock Issuance pursuant to which Rockville Financial, Inc. was created contains a provision allowed under Connecticut Banking regulations requiring the approval of the Connecticut Banking Commissioner prior to an offer being made to purchase or acquire 10% or more of Rockville Financial, Inc.’s stock during the five years following the reorganization. See “RESTRICTIONS ON THE ACQUISITION OF ROCKVILLE FINANCIAL, INC. AND ROCKVILLE BANK” on page 156 for a discussion of applicable regulations regarding acquisitions.

     The Mutual Holding Company Structure May Impede Takeovers. Charter Oak Community Bank Corp., as the majority stockholder of Rockville Financial, Inc., will be able to control the outcome of most matters presented to stockholders for their approval, including a proposal to acquire Rockville Financial, Inc. Accordingly, Charter Oak Community Bank Corp. may prevent the sale of or merger of Rockville Financial, Inc. or its subsidiaries even if such a transaction were favored by a majority of the public stockholders of Rockville Financial, Inc. Also, the Certificate of Incorporation of Charter Oak Community Bank Corp. contains several provisions which make such a transaction more difficult to achieve than otherwise.

The Future Price of the Common Stock May Be Less Than the Purchase Price in the Offering.

     We cannot assure you that if you purchase shares of common stock in the offering you will be able to sell them later at or above the purchase price in the offering. The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of factors, all of which are subject to change from time to time.

If We Declare Dividends on Our Common Stock, Charter Oak Community Bank Corp. Will be Prohibited From Waiving the Receipt of Dividends by Current Federal Reserve Board Policy.

     Rockville Financial Inc.’s Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. If Rockville Financial, Inc. pays dividends to its stockholders, it also will be required to pay dividends to Charter Oak Community Bank Corp., unless Charter Oak Community Bank Corp. is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current position is to not permit a bank holding company to waive dividends declared by its subsidiary. Accordingly, because dividends will be required to be paid to Charter Oak Community Bank Corp. along with all other shareholders, the amount of dividends available for all other shareholders will be less than if Charter Oak Community Bank Corp. were permitted to waive the receipt of dividends.

The Issuance of Shares to Rockville Bank Community Foundation, Inc. Will Dilute Your Ownership Interests and Adversely Affect Net Income in 2005.

     We intend to establish a charitable foundation, Rockville Bank Community Foundation, Inc., in connection with the stock offering. We will make a contribution to the charitable foundation in the form of shares of Rockville Financial, Inc. common stock. At the midpoint of the offering range, we will issue 338,000 shares of common stock to the Foundation, which equals 4.4% of the total of the shares of common stock to be sold in the offering and those contributed to the Foundation, representing 2% of all shares issued and outstanding after the offering. The contribution will also have an adverse effect on our net income for the quarter and year in which we make the issuance and contribution to the charitable foundation. The after-tax expense of the contribution will reduce net income in 2005 by approximately $2.2 million at the midpoint of the offering range. Persons purchasing shares in the offering will have their ownership and voting interests in Rockville Financial, Inc. diluted by 4.4% due to the issuance of additional shares of common stock to the charitable foundation.

Our Contribution to Rockville Bank Community Foundation, Inc. May Not be Tax Deductible, Which Could Reduce Our Profits.

     We believe that the contribution to Rockville Bank Community Foundation, Inc., valued at approximately $4.5 million, pre-tax, at the adjusted maximum of the offering range will be deductible for federal income tax purposes. However, we cannot guarantee that the Internal Revenue Service will grant tax-exempt status to the Foundation. If the contribution is not deductible, we would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, we may not have sufficient profits to be able to use the deduction fully.

If Economic Conditions Deteriorate, Our Results of Operations and Financial Condition Could Be Adversely Affected as Borrowers’ Ability to Repay Loans Declines and the Value of the Collateral Securing Our Loans Decreases.

     Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. At December 31, 2004, loans secured by real estate represented 87% of our total loans, substantially all of which are secured by properties located in Hartford and Tolland Counties. Adverse changes in the economy also may have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

Strong Competition Within Our Market Area May Limit Our Growth and Profitability.

     Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we have and offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by our competitors may limit our ability to increase our interest earning assets. For additional information see “BUSINESS OF ROCKVILLE BANK—Competition” on page 62.

Because We Intend to Increase Our Commercial Real Estate and Commercial Business Loan Originations, Our Lending Risk Will Increase, and Downturns in the Real Estate Market or Local Economy Could Adversely Affect Our Earnings.

     Commercial real estate and commercial business loans generally have more risk than residential mortgage loans. Because the repayment of commercial real estate and commercial business loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Commercial real estate and commercial business loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business thereby increasing the risk of nonperforming loans. As our commercial real estate and commercial business loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

There Will be a Limited Trading Market in Our Common Stock, Which Will Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock.

     Rockville Financial, Inc. has never issued stock and, therefore, there is no current trading market for the shares of common stock. We expect that our common stock will be quoted on the Nasdaq National Market under the symbol “RCBK”. There is no guarantee that an active and liquid trading market in shares of our common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops. This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice. For additional information see “MARKET FOR OUR COMMON STOCK” on page 31.

Future Changes in Interest Rates May Reduce our Profits.

     Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

•	the interest income we earn on our interest-earning assets, such as loans and securities; and

•	the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.

     The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings banks, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility due to market interest rate changes over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. In a period of declining interest rates, the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities. See “MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Management of Market Risk” on page 55.

     In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities.

We Operate in a Highly Regulated Environment and We May Be Adversely Affected by Changes in Laws and Regulations.

     We are subject to extensive regulation, supervision and examination by the Connecticut Department of Banking, as our chartering authority, by the Federal Deposit Insurance Corporation, as insurer of deposits, and by the Federal Reserve Board as regulator of our two holding companies. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.

We Have Broad Discretion in Allocating the Proceeds of the Offering. Our Failure to Effectively Utilize Such Proceeds Could Reduce Our Profits.

     Rockville Financial, Inc. intends to retain 50% of the net proceeds from the offering and contribute the remainder of the net proceeds of the offering to Rockville Bank. Rockville Financial, Inc. will use a portion of the net proceeds it retains to lend to the employee stock ownership plan and may use the remaining net proceeds to pay dividends to stockholders, repurchase shares of common stock, purchase investment securities, acquire other financial services companies or for other general corporate purposes. Rockville Bank may use the proceeds it receives to fund new loans, establish or acquire new branches, purchase investment securities, or for general corporate purposes. We have not, however, allocated specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of such applications. Although we are not aware of any reason why we should not be able to utilize these funds effectively in a timely manner, our failure to do so could reduce our profitability.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary financial information presented below is derived in part from the consolidated financial statements of Charter Oak Community Bank Corp., the mutual holding company, which is the holder of all of the issued and outstanding common stock of Rockville Bank. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is derived in part from the audited consolidated financial statements of Charter Oak Community Bank Corp. that appear in this prospectus. The information as of December 31, 2002, 2001 and 2000, and for the years ended December 31, 2001 and 2000 is derived in part from audited consolidated financial statements that do not appear in this prospectus.

	At December 31,
	2004	2003	2002		2001	2000
			(In Thousands)
Selected Financial Condition Data:

Total assets	$889,913	$712,018	$687,195		$671,312	$551,109
Available for sale securities	136,007	127,597	118,795		146,476	105,737
Federal Home Loan Bank stock	7,412	6,069	6,069		5,572	4,426
Loans receivable, net	696,249	528,482	477,581		453,192	400,227
Loans held for sale	—	—	24,786	(1)	—	—
Cash and cash equivalents	22,100	28,454	43,056		50,477	28,632
Deposits	692,498	531,929	514,295		487,502	407,013
Mortgagor’s and investor’s escrow accounts	3,979	3,349	3,298		2,848	2,550
Advances from the Federal Home Loan Bank	118,015	105,153	105,283		111,405	88,518
Total capital	68,526	65,917	58,722		53,047	50,711
Allowance for loan losses	6,371	4,971	5,168		4,949	3,609
Nonperforming loans(2)	2,398	2,088	1,637		1,813	934

(1)	In December 2002, the Company entered into a forward contract to sell mortgage loans to a third party in early 2003. The fair value of the derivative instrument of approximately $735,000 on December 31,2002 was recognized in income during the year ended December 31, 2002.

(2)	Nonperforming loans include loans for which the Bank does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest and renegotiated loans.

	Years Ended December 31,
	2004	2003	2002	2001	2000
		(In Thousands)
Selected Operating Data:
Interest and dividend income	$38,814	$38,493	$41,566	$40,016	$36,472
Interest expense	13,070	12,999	17,789	20,872	19,249

Net interest income	25,744	25,494	23,777	19,144	17,223
Provision for loan losses	2,372	2,100	1,300	1,850	60

Net interest income after provision for loan losses	23,372	23,394	22,477	17,294	17,163

Noninterest income	3,183	3,953	2,781	1,764	2,220
Noninterest expense	21,596	18,589	16,320	14,880	11,648

Income before income taxes	4,959	8,758	8,938	4,178	7,735
Provision for income taxes	1,510	2,667	2,919	1,365	2,594

Net income	$3,449	$6,091	$6,019	$2,813	$5,141

	At or For the Years Ended December 31,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.43%	0.86%	0.89%	0.48%	1.01%
Return on average equity	5.14	9.67	10.87	5.27	10.91
Interest rate spread (1)	3.15	3.48	3.38	2.96	3.01
Net interest margin (2)	3.40	3.78	3.72	3.44	3.53
Noninterest expense to average assets	2.72	2.64	2.43	2.53	2.29
Efficiency ratio (3)	74.65	63.13	61.45	71.17	59.91
Average interest-earning assets to average interest-bearing liabilities	114.71	115.08	112.06	112.85	113.20

Capital Ratios:
Capital to total assets at end of year	7.70	9.26	8.55	7.90	9.20
Average capital to average assets	8.43	8.93	8.23	9.09	9.26
Total capital to risk-weighted assets	11.82	13.93	13.25	12.99	14.60
Tier I capital to risk-weighted assets	10.70	12.89	12.12	11.83	13.60
Tier I capital to average assets	7.28	8.54	8.07	7.85	9.20

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.91	0.93	1.07	1.08	0.89
Allowance for loan losses as a percent of nonperforming loans	265.68	238.07	315.70	272.97	386.40
Net charge-offs to average outstanding loans during the period	0.16	0.45	0.22	0.12	0.01
Nonperforming loans as a percent of total loans	0.34	0.39	0.34	0.39	0.23
Nonperforming loans as a percent of total assets	0.27	0.29	0.24	0.27	0.17

Other Data:
Number of full service offices	12	12	12	12	12
Number of limited service offices	4	2	3	3	3

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2)	Represents net interest income as a percent of average interest-earning assets.

(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

     These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	significantly increased competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	adverse changes in the securities markets;

•	legislative or regulatory changes that adversely affect our business;

•	our ability to enter new markets successfully and take advantage of growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

•	changes in our organization, compensation and benefit plans.

     Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We discuss these and other uncertainties in “RISK FACTORS” beginning on page 19.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     Although we will not be able to determine the amount of actual net proceeds we will receive from the sale of shares of common stock until the offering is completed, we anticipate that the net proceeds will be between $60.0 million and $81.6 million, or $94.0 million if the offering is increased by 15%.

     Rockville Financial, Inc. intends to distribute the net proceeds from the offering as follows:

	Minimum		Midpoint		Maximum		Adjusted Maximum
		Percent		Percent of		Percent of		Percent of
		of Net		Net		Net		Net
	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds
				(Dollars in Thousands)
Offering proceeds	$61,770		$72,670		$83,571		$96,106
Less: offering expenses	(1,806)		(1,906)		(2,007)		(2,121)

Net offering proceeds	59,964	100%	70,764	100%	81,564	100%	93,985	100%
Less:
Proceeds contributed to Rockville Bank	29,982	50%	35,382	50%	40,782	50%	46,992	50%
Proceeds used for loan to employee stock ownership plan	5,171	9%	6,084	9%	6,997	9%	8,046	9%

Proceeds retained by Rockville Financial, Inc.	$24,811	41%	$29,298	41%	$33,785	41%	$38,947	41%

     The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription offering and any community offering. Payments for shares made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Rockville Bank’s deposits.

     We are undertaking the offering at this time in order to increase our capital and have the capital resources available to expand and diversify our business. For further information, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Business Strategy” on page 43. The offering proceeds will increase our capital resources and the amount of funds available to us for lending and investment purposes. The proceeds will also give us greater flexibility to diversify operations and expand the products and services we offer to our customers.

Rockville Financial, Inc. may use the proceeds it retains from the offering:

(1)	to finance the purchase of common stock in the offering by our employee stock ownership plan;

(2)	to invest in securities;

(3)	to repurchase its shares of common stock;

(4)	to finance acquisitions of financial institutions and other financial services businesses, although no specific acquisition transactions are being considered at this time; and

(5)	for general corporate purposes.

     The loan that will be used to fund the purchases by the employee stock ownership plan will accrue interest.

Rockville Bank may use the proceeds it receives from the offering:

(1)	to expand our branch network and otherwise expand our retail banking franchise;

(2)	to fund new loans and otherwise increase our loan portfolio;

(3)	to support new products and services;

(4)	to invest in securities; and

(5)	for general corporate purposes.

     The use of the proceeds outlined above may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. Although no assurances can be given, we expect to be able to place the net proceeds of the offering fully to productive use in our business by the end of 2006.

OUR POLICY REGARDING DIVIDENDS

     Following completion of the offering, our Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. In the future, our Board intends to consider a policy of paying cash dividends on the common stock. However, no decision has been made with respect to the payment of dividends. The payment of dividends will depend upon a number of factors, including capital requirements, Rockville Financial, Inc.’s and Rockville Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions and regulatory restrictions that affect the payment of dividends by Rockville Bank to Rockville Financial, Inc. and the receipt from the Federal Reserve Board of a waiver of dividends to our mutual holding company. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable policy and regulation, may be paid in addition to, or in lieu of, regular cash dividends. Accordingly, it is anticipated that any cash distributions made by Rockville Financial, Inc. to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

     Dividends from Rockville Financial, Inc. will depend, in part, upon receipt of dividends from Rockville Bank, because Rockville Financial, Inc. initially will have no source of income other than dividends from Rockville Bank, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments with respect to Rockville Financial, Inc.’s loan to the employee stock ownership plan. Connecticut law restricts the amount of dividends that Rockville Bank will be able to pay to Rockville Financial, Inc. to the Bank’s net profit in the current year and retained net profits from the preceding two years. As of December 31, 2004 the maximum amount of dividends payable by Rockville Bank was $15.6 million.

     If Rockville Financial, Inc. pays dividends to its shareholders, it will be required to pay dividends to Charter Oak Community Bank Corp. The Federal Reserve Board’s current policy prohibits the waiver of dividends by mutual holding companies. Accordingly, we do not currently anticipate that Charter Oak Community Bank Corp. will be permitted by the Federal Reserve Board to waive dividends paid by Rockville Financial, Inc. See “RISK FACTORS – If We Declare Dividends on Our Common Stock, Charter Oak Community Bank Corp. May Be Prohibited From Waiving the Receipt of Dividends” on page 22, and “SUPERVISION AND REGULATION-Dividend Waivers by Charter Oak Community Bank Corp.” on page 105.

MARKET FOR OUR COMMON STOCK

     Rockville Financial, Inc. has never issued capital stock to the public. We anticipate that our common stock will be quoted on the Nasdaq National Market. We will try to get at least three market makers to make a market in our common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in our common stock, there can be no assurance that we will be successful in obtaining such commitments.

     The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. We cannot assure you that an active trading market for the common stock will develop or that, if it develops, it will continue. Nor can we assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. See “RISK FACTORS –There Will Be a Limited Trading Market in Our Common Stock, Which Will Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock” on page 24.

REGULATORY CAPITAL COMPLIANCE

     At December 31, 2004, Rockville Bank exceeded all regulatory capital requirements. The following tables set forth Rockville Bank’s and Rockville Financial, Inc.’s compliance, respectively, as of December 31, 2004, with the regulatory capital standards, on a historical and pro forma basis, assuming that the indicated number of shares of common stock were sold as of such date at $10.00 per share, Rockville Bank received 50% of the estimated net proceeds, and 50% of the net proceeds are retained by Rockville Financial, Inc. Of the amount retained by Rockville Financial, Inc., 9% of the net proceeds will be loaned by Rockville Financial, Inc. to the employee stock ownership plan. Accordingly, net proceeds received by Rockville Bank, after adjustment for stock benefit plans, have been assumed to be $22.2 million, $26.3 million, $30.3 million and $34.9 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The Rockville Financial Inc. table is presented on a consolidated basis. For a discussion of the applicable capital requirements, see “SUPERVISION AND REGULATION—Federal Regulations—Capital Requirements” on page 95.

			Pro Forma at December 31, 2004, Based upon the Sale of
									9,610,608 Shares
			6,176,950 Shares		7,267,000 Shares		8,357,050 Shares		at Adjusted
	Historical at		at Minimum of		at Midpoint of		at Maximum of		Maximum of
	December 31, 2004		Offering Range		Offering Range		Offering Range		Offering Range (1)
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
	Amount	Assets(2)(3)	Amount	Assets(3)	Amount	Assets(3)	Amount	Assets(3)	Amount	Assets(3)
					(Dollars in Thousands)
Rockville Bank:

GAAP capital	$68,526	7.70%	$90,751	9.95%	$94,782	10.35%	$98,813	10.74%	$103,449	11.19%

Tier I Capital	$62,942	7.28%	$85,167	9.61%	$89,198	10.02%	$93,229	10.42%	$97,865	10.88%
Requirement	34,575	4.00%	35,464	4.00%	35,626	4.00%	35,787	4.00%	35,972	4.00%

Excess	$28,367	3.28%	$49,703	5.61%	$53,572	6.02%	$57,442	6.42%	$61,893	6.88%

Tier I Risk-based (3)	$62,942	10.70%	$85,167	14.37%	$89,198	15.03%	$93,229	15.69%	$97,865	16.45%
Requirement	23,524	4.00%	23,701	4.00%	23,734	4.00%	23,766	4.00%	23,803	4.00%

Excess	$39,418	6.70%	$61,466	10.37%	$65,464	11.03%	$69,463	11.69%	$74,062	12.45%

Total Risk-based capital (3)(4)	$69,509	11.82%	$91,734	15.48%	$95,765	16.14%	$99,796	16.80%	$104,432	17.55%
Requirement	47,047	8.00%	47,403	8.00%	47,467	8.00%	47,532	8.00%	47,606	8.00%

Excess	$22,462	3.82%	$44,331	7.48%	$48,298	8.14%	$52,264	8.80%	$56,826	9.55%

Rockville Financial, Inc.:

GAAP capital	$68,526	7.70%	$121,709	12.91%	$131,313	13.78%	$140,917	14.64%	$151,961	15.61%

Tier I Capital	$62,942	7.28%	$116,125	12.66%	$125,729	13.56%	$135,333	14.45%	$146,377	15.44%
Requirement	34,575	4.00%	36,703	4.00%	37,087	4.00%	37,471	4.00%	37,913	4.00%

Excess	$28,367	3.28%	$79,422	8.66%	$88,642	9.56%	$97,862	10.45%	$108,464	11.44%

Tier I Risk-based (3)	$62,942	10.70%	$116,125	19.40%	$125,729	20.93%	$135,333	22.46%	$146,377	24.20%
Requirement	23,524	4.00%	23,949	4.00%	24,026	4.00%	24,103	4.00%	24,191	4.00%

Excess	$39,418	6.70%	$92,176	15.40%	$101,703	16.93%	$111,230	18.46%	$122,186	20.20%

Total Risk-based capital (3)(4)	$69,509	11.82%	$122,692	20.49%	$132,296	22.03%	$141,900	23.55%	$152,944	25.29%
Requirement	47,047	8.00%	47,898	8.00%	48,052	8.00%	48,205	8.00%	48,382	8.00%

Excess	$22,462	3.82%	$74,794	12.49%	$84,244	14.03%	$93,695	15.55%	$104,562	17.29%

(1)	As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general economic conditions following the commencement of the offering.

(notes continued)

(2)	Based on adjusted total assets of $864.4 million for the purposes of the Tier I capital requirements, and risk-weighted assets of $588.1 million for the purposes of the risk-based capital requirement.

(3)	Pro forma capital levels assume that Rockville Financial, Inc. funds the recognition and retention plan with purchases in the open market of 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. with funds borrowed from Rockville Financial, Inc. See “MANAGEMENT—Future Stock Benefit Plans” on page 129 for a discussion of the recognition and retention plan and employee stock ownership plan.

(4)	Assumes 50% of net proceeds are invested in assets that carry a 20% risk-weighting.

CAPITALIZATION

     The following table presents the historical consolidated capitalization of Charter Oak Community Bank Corp. at December 31, 2004, and the pro forma consolidated capitalization of Rockville Financial, Inc. after giving effect to the offering, based upon the sale of the number of shares of common stock indicated in the table and the other assumptions set forth under “UNAUDITED PRO FORMA DATA” on page 34.

		Pro Forma Consolidated Capitalization of
		Rockville Financial, Inc. at December 31, 2004
		Based upon the Sale for $10.00 Per Share of
					9,610,608
		6,176,950	7,267,000	8,357,050	Shares at
		Shares at	Shares at	Shares at	Adjusted
		Minimum	Midpoint of	Maximum of	Maximum of
	Historical	of Offering	Offering	Offering	Offering
	Capitalization	Range	Range	Range	Range (1)
	(Dollars in Thousands)
Deposits (2)	$692,498	$692,498	$692,498	$692,498	$692,498
Borrowings	118,015	118,015	118,015	118,015	118,015

Total deposits and borrowings	$810,513	$810,513	$810,513	$810,513	$810,513

Capital/Pro forma stockholders’ equity:
Preferred Stock, no par value per share:
1,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common Stock, no par value per share:
29,000,000 shares authorized; shares to be issued as reflected	—	59,964	70,764	81,565	93,985
Capital (3)	67,338	67,338	67,338	67,338	67,338
Accumulated other comprehensive income, net of tax	1,188	1,188	1,188	1,188	1,188
Plus:
Contribution to charitable foundation	—	2,873	3,380	3,887	4,470
Less:
After tax expense of contribution to charitable foundation (4)	—	1,896	2,231	2,565	2,950
Less:
Common stock acquired by employee stock ownership plan (5)	—	5,171	6,084	6,997	8,046
Common stock acquired by recognition and retention plan (6)	—	2,586	3,042	3,498	4,023

Total capital/pro forma stockholders’ equity (7)	$68,526	$121,710	$131,313	$140,918	$151,962

Pro forma shares outstanding:

Total shares outstanding (8)		14,365,000	16,900,000	19,435,000	22,350,250
Shares issued to Charter Oak Community Bank Corp. (8)		7,900,750	9,295,000	10,689,250	12,292,637
Shares offered for sale		6,176,950	7,267,000	8,357,050	9,610,608
Shares issued to Rockville Bank Community Foundation, Inc.		287,300	338,000	388,700	447,005

Total pro forma stockholders’ equity as a percentage of pro forma total assets		12.91%	13.78%	14.64%	15.61%

(1)	As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares of common stock, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan that Rockville Financial, Inc. expects to adopt. In addition to tax-qualified employee stock benefit plans, the stock issuance plan permits Rockville Financial, Inc. to adopt one or more stock benefit plans, subject to stockholder approval, in an amount up to 14% of the number of shares of common stock held by persons other than Charter Oak Community Bank Corp.

(notes continued)

(4)	Represents the tax effect of the contribution to the charitable foundation based on a 34% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable foundations equal to 10% of Rockville Financial, Inc.’s annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(5)	Assumes that 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. will be purchased by the employee stock ownership plan and that the funds used to acquire the employee stock ownership plan shares will be borrowed from Rockville Financial, Inc. The common stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders’ equity. Rockville Bank will provide the funds to repay the employee stock ownership plan loan. See “MANAGEMENT—Future Stock Benefit Plans” on page 129.

(6)	Assumes that subsequent to the offering, 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. are purchased with funds provided by Rockville Financial, Inc. by the recognition and retention plan in the open market at a price equal to the price for which the shares are sold in the offering. The shares of common stock to be purchased by the recognition and retention plan is reflected as a reduction of stockholders’ equity. See “UNAUDITED PRO FORMA DATA” on page 34, and “MANAGEMENT—Future Stock Benefit Plans” on page 129. In addition to tax-qualified employee stock benefit plans, the plan of reorganization and minority stock issuance permits Rockville Financial, Inc. to adopt one or more stock benefit plans, in an amount up to 14% of the number of shares of common stock held by persons other than Charter Oak Community Bank Corp. The recognition and retention plan will not be implemented for at least one year after the offering and until it has been approved by stockholders.

(7)	Pro forma stockholders’ equity equals GAAP capital plus 50% of the net offering proceeds retained by Rockville Financial, Inc.

(8)	Rockville Financial, Inc. issued 100 shares of its common stock to Charter Oak Community Bank Corp., our mutual holding company, in connection with our two-tier holding company reorganization.

UNAUDITED PRO FORMA DATA

     We cannot determine the actual net proceeds from the sale of the common stock until the offering is completed. However, we estimate that net proceeds will be between $60.0 million and $81.6 million, or $94.0 million if the offering range is increased by 15%, based upon the following assumptions:

•	we will sell all shares of common stock in the subscription offering;

•	our employee stock ownership plan will purchase 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. with a loan from Rockville Financial, Inc. The loan will be repaid in substantially equal principal payments over a period of 10 years;

•	Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.0% of the dollar amount of shares of common stock sold in the offering. No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans or by our officers, directors, corporators and employees, and their immediate families; and

•	total expenses of the offering, including the marketing fees to be paid to Keefe, Bruyette & Woods, Inc. will be between $1.8 million at the minimum of the offering range and $2.1 million at the maximum of the offering range, as adjusted.

     We calculated the pro forma consolidated net income and stockholders’ equity of Rockville Financial, Inc. for the year ended December 31, 2004, as if the shares of common stock had been sold at the beginning of the period and as if the estimated net proceeds we received had been invested at an assumed interest rate of 3.25% and 2.15% on a pre-tax and after-tax basis, respectively, which represented the yield on the three-year U.S. Treasury Bill as of December 31, 2004 (which Rockville Bank considers to more accurately reflect the pro forma reinvestment rate than an arithmetic average method in light of current market interest rates). The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds. It is assumed that Rockville Financial, Inc. will retain between $30.0 million and $40.8 million of the estimated net proceeds in the offering, or $47.0 million if the offering range is increased by 15% prior to the loan to the employee stock ownership plan. Of the amount retained by Rockville Financial, Inc., we will lend, $5.2 million, $7.0 million and $8.0 million to the employee stock ownership plan at the minimum, maximum, and adjusted maximum of the offering range. The actual net proceeds from the sale of shares of common stock will not be determined until the offering is completed. However, we currently estimate the net proceeds to be between $60.0 million and $81.6 million, or $94.0 million if the offering range is increased by 15%. It is assumed that all shares of common stock will be sold in the subscription and community offerings.

     The pro forma table gives effect to the implementation of a recognition and retention plan. Subject to the receipt of stockholder approvals, we have assumed that the recognition and retention plan will acquire an amount of common stock equal to 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. because, under federal regulation, this is the maximum amount of shares that may be granted if such a plan is adopted within one year from the date of completion of the offering. In preparing the table below, we assumed that stockholder approval has been obtained and that the recognition and retention plan purchases in the open market a number of shares equal to 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. at the same price for which they were sold in the stock offering. We assume that shares of common stock are granted under the plan in awards that vest over a five-year period. The Plan of Reorganization and Minority Stock Issuance provides that we may grant awards under one or more stock benefit plans (exclusive of shares awarded under one or more tax-qualified employee stock benefit plans) in an amount up to 14% of the number of shares of common stock held by persons other than Charter Oak Community Bank Corp. We may decide to establish a recognition and retention plan that awards more than 4% of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc.

     As discussed under “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page 29, Rockville Financial, Inc. intends to retain 50% of the net proceeds from the offering and to contribute the remaining net proceeds from the offering to Rockville Bank. Rockville Financial, Inc. will use a portion of the proceeds it retains to make a loan to the employee stock ownership plan, and retain the rest of the proceeds for future use.

     The pro forma table does not give effect to:

•	shares of common stock to be reserved for issuance under the stock option plan;

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering;

•	Rockville Financial, Inc.’s results of operations after the offering; or

•	changes in the market price of the common stock after the offering.

     The following pro forma information may not represent the financial effects of the offering at the date on which the offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of assets and liabilities of Rockville Bank computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the common stock, and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of tax bad debt reserves in the event we are liquidated.

At or For the Year Ended December 31, 2004
Based Upon the Sale at $10.00 Per Share of
7,267,00	9,610,608
6,176,950	Shares of	8,357,050 Shares	Shares 15%
Shares Minimum	Midpoint of	of Maximum of	Above Estimated
of Estimated	Estimated	Estimated	Offering
Offering Range	Offering Range	Offering Range	Range (1)
(Dollars in Thousands, Except Per Share Amount)
Gross proceeds	$61,770	$72,670	$83,571	$96,106
Shares issued to the charitable foundation	2,873	3,380	3,887	4,470

Pro forma market capitalization	$64,643	$76,050	$87,458	$100,576

Gross proceeds	$61,770	$72,670	$83,571	$96,106
Expenses	(1,806)	(1,906)	(2,007)	(2,121)

Estimated net proceeds	59,964	70,764	81,564	93,985
Common stock acquired by employee stock ownership plan (3)	(5,171)	(6,084)	(6,997)	(8,046)
Common stock acquired by recognition and retention plan (4)	(2,586)	(3,042)	(3,498)	(4,023)

Estimated net proceeds after adjustment for stock benefit plans	$52,207	$61,638	$71,069	$81,916

For the Year Ended December 31, 2004:
Net income —Historical (2)	$3,449	$3,449	$3,449	$3,449
Pro forma adjustments:
Income on adjusted net proceeds	1,120	1,322	1,524	1,757
Stock Option Plan	(511)	(601)	(691)	(795)
Employee stock ownership plan (3)	(341)	(402)	(462)	(531)
Recognition and retention plan (4)	(341)	(402)	(462)	(531)

Pro forma net income	$3,376	$3,366	$3,358	$3,349

Net income per share — Historical (2)	$0.25	$0.21	$0.18	$0.16
Pro forma adjustments:
Income on adjusted net proceeds	0.08	0.08	0.08	0.08
Stock Option Plan	(0.04)	(0.04)	(0.04)	(0.04)
Employee stock ownership plan (3)	(0.02)	(0.02)	(0.02)	(0.02)
Recognition and retention plan (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share (3)(4)(5)	$0.25	$0.21	$0.18	$0.16

Offering price to pro forma net income per share	40.00	x	47.62	x	55.56	x	62.50	x

Shares considered outstanding in calculating pro forma net income per share	13,899,574	16,352,440	18,805,306	21,626,102

At December 31, 2004:
Capital/Pro forma stockholders’ equity:
Historical	$68,526	$68,526	$68,526	$68,526
Estimated net proceeds	59,964	70,764	81,564	93,985
Contribution to the charitable foundation	2,873	3,380	3,887	4,470
Less:
After tax expense of contribution to the charitable foundation	(1,897)	(2,231)	(2,566)	(2,951)
Common stock acquired by employee stock ownership plan (3)	(5,171)	(6,084)	(6,997)	(8,046)
Common stock acquired by recognition and retention plan (3)	(2,586)	(3,042)	(3,498)	(4,023)

Pro forma stockholders’ equity (6)	$121,709	$131,313	$140,916	$151,961

Stockholders’ equity per share:
Historical	$4.77	$4.05	$3.53	$3.07
Estimated net proceeds	4.17	4.19	4.20	4.21
Value to the charitable foundation	0.20	0.20	0.20	0.20
Less:
After tax expense of contribution to the charitable foundation	(0.13)	(0.13)	(0.13)	(0.13)
Common stock acquired by employee stock ownership plan (3)	(0.36)	(0.36)	(0.36)	(0.36)
Common stock acquired by recognition and retention plan (3)	(0.18)	(0.18)	(0.18)	(0.18)
Pro forma stockholders’ equity per share (4)(5)(6)	8.47	7.77	7.26	6.81
Less:
Intangible assets	(0.07)	(0.06)	(0.06)	(0.05)

(table and notes continued)

	At or For the Year Ended December 31, 2004
	Based Upon the Sale at $10.00 Per Share of
		7,267,00		9,610,608
	6,176,950	Shares of	8,357,050 Shares	Shares 15%
	Shares Minimum	Midpoint of	of Maximum of	Above Estimated
	of Estimated	Estimated	Estimated	Offering
	Offering Range	Offering Range	Offering Range	Range (1)
	(Dollars in Thousands, Except Per Share Amount)
Pro Forma tangible stockholders’ equity per share	$8.40	$7.71	$7.20	$6.76

Offering price as a percentage of pro forma stockholders’ equity per share	118.06%	128.70%	137.74%	146.84%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	119.05%	129.70%	138.89%	147.93%
Shares considered outstanding in calculating offering price as a percentage of pro forma stockholders’ equity per share	14,365,000	16,900,000	19,435,000	22,350,250

(1)	As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2)	Does not give effect to the non-recurring expense that will be recognized in 2005 as a result of the contribution of common stock to the Rockville Bank Community Foundation, Inc. The following table shows the estimated after-tax expense associated with the contribution to the Rockville Bank Community Foundation, Inc., as well as pro forma net income and pro forma net income per share assuming the contribution to the Rockville Bank Community Foundation, Inc. was expensed during the periods presented. The pro forma data assumes that we will realize 100% of the income tax benefit as a result of the contribution to the Rockville Community Bank Foundation, Inc. based on a 34% tax rate. The realization of the tax benefit is limited annually to 10% of our annual taxable income. However for federal and state tax purposes, we can carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

				Maximum of
	Minimum of	Midpoint of	Maximum of	Offering Range, as
	Offering Range	Offering Range	Offering Range	adjusted
	(Dollars in Thousands, Except Per Share Amount)
After-tax expense of contribution to foundation:
Year ended December 31, 2004	$1,897	$2,231	$2,566	$2,951
Pro forma net income:
Year ended December 31, 2004	$1,479	$1,135	$792	$399
Pro forma net income per share:
Year ended December 31, 2004	$0.11	$0.07	$0.04	$0.02

(3)	It is assumed that 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Rockville Financial, Inc. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Rockville Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Rockville Bank’s total annual payment of the employee stock ownership plan debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Rockville Bank’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) 51,714; 60,840; 69,966; and 80,461 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the twelve months ended December 31, 2004, at an average fair value equal to the price for which the shares are sold in the offering in accordance with SOP 93-6; and (iii) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations.

(4)	Gives effect to the recognition and retention plan expected to be implemented not earlier than one year following the offering. We have assumed that this plan acquires a number of shares of common stock equal to 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Rockville Financial, Inc., if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by Rockville Financial, Inc. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 20% of the amount contributed were an amortized expense (based upon a five-year vesting period) during the year ended December 31, 2004. There can be no assurance that the actual purchase price of the shares granted under the recognition and retention plan will be equal to the purchase price paid in the offering. If shares are acquired from authorized but unissued shares of common stock or from treasury shares of Rockville Financial, Inc., there will be a dilutive effect of approximately 1.8% (at the maximum of the offering range) on the ownership interest of stockholders.

(5)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted by Rockville Financial, Inc. and presented to stockholders for approval not earlier than one year after the completion of the offering. The issuance of authorized but previously unissued shares of common stock or treasury stock pursuant to the exercise of options under such plan in an amount equal to 10% of the shares sold in the offering (including shares issued to Rockville Bank Community Foundation, Inc.) would dilute existing stockholders’ ownership and voting interests by approximately 4.3% at the maximum of the offering range.

(6)	The retained earnings of Rockville Bank will continue to be substantially restricted after the stock offering. See “SUPERVISION AND REGULATION—Federal Regulations” on page 95.

COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION
      As set forth in the following table, if Rockville Financial, Inc. were not making a contribution to the foundation as part of the reorganization, FinPro, Inc. estimates that the pro forma valuation of Rockville Financial, Inc. would be greater, which would increase the amount of common stock offered for sale in the offering. Without the foundation, the amount of common stock offered for sale in the offering at the midpoint of the offering range would be approximately $7.4 million greater. If the foundation were not established, there is no assurance that the appraisal prepared at the time of the offering would conclude that the pro forma market value of Rockville Financial, Inc. would be the same as the estimate set forth in the table below. The information presented in the following table is for comparative purposes only. It assumes that the offering was completed at December 31, 2004. It shows gross proceeds of $72.7 million (at the midpoint of the valuation range). The pro forma reflects offering expenses of approximately $2.0 million, and establishment of an employee stock ownership plan that will acquire 8% of the total of shares of common stock sold in the offering and those contributed to the foundation. It also assumes that the employee stock ownership plan will purchase shares in the offering and in the open market following completion of the offering. Open market purchases are assumed at $10.00 per share. The table also shows comparative information assuming no foundation and gross proceeds of $80.1 million.

	6,176,950 Shares Sold Minimum of				7,267,000 Shares Sold Midpoint of				8,357,050 Shares Sold Maximum of				9,610,608 Shares Sold 15% Above
	Estimated Offering Range				Estimated Offering Range				Estimated Offering Range				Estimated Offering Range

	With		Without		With		Without		With		Without		With		Without
	Foundation(1)		Foundation(2)		Foundation(1)		Foundation(2)		Foundation(1)		Foundation(2)		Foundation(1)		Foundation(2)

	(Dollars in thousands, except per share amounts)
Estimated offering amount(1)	$61,770		$68,085		$72,670		$80,100		$83,571		$92,115		$96,106		$105,932

Pro forma market capitalization (2)	64,643		68,085		76,050		80,100		87,458		92,115		100,576		105,932

Total assets(3)	943,096		947,961		952,700		958,424		962,304		968,886		973,348		980,918

Total liabilities(4)	821,386		821,386		821,386		821,386		821,386		821,386		821,386		821,386

Pro forma stockholders’ equity	121,709		126,574		131,313		137,037		140,916		147,499		151,961		159,531

Pro forma net earnings(5)(6)	3,376		3,437		3,366		3,440		3,358		3,443		3,349		3,446

Pro forma stockholders’ equity per share	8.47		8.37		7.77		7.70		7.26		7.21		6.81		6.78

Pro forma net earnings per share (7)	0.25		0.25		0.21		0.21		0.18		0.18		0.16		0.16

Pro forma pricing ratios:

Offering price as a percentage of pro forma stockholders’ equity per share	118.06%		119.47%		128.70%		129.87%		137.74%		138.70%		146.84%		147.49%

Offering price to pro forma net earnings per share	40.00	x	40.00	x	47.62	x	47.62	x	55.56	x	55.56	x	62.50	x	62.50x

Offering price to assets	15.23%		15.96%		17.74%		18.57%		20.20%		21.13%		22.96%		24.00%

Pro forma financial ratios:

Return on assets(8)	0.36%		0.36%		0.35%		0.36%		0.35%		0.36%		0.34%		0.35%

Return on stockholders’ equity(9)	2.77%		2.72%		2.56%		2.51%		2.38%		2.33%		2.20%		2.16%

Stockholders’ equity to assets	12.91%		13.35%		13.78%		14.30%		14.64%		15.22%		15.61%		16.26%

Total Shares	14,365,000		15,130,000		16,900,000		17,800,000		19,435,000		20,470,000		22,350,250		23,540,500

(1)	Gross proceeds of the stock offering, based on the pro forma valuation prepared by FinPro as of December 31, 2004.

(2)	Gross proceeds of the stock offering, plus shares issued to the foundation.

(3)	Pro forma total assets are equal to Charter Oak Community Bank Corp. total assets at December 31, 2004, plus estimated net proceeds and the tax benefit created by the shares issued to the foundation.

(4)	Pro forma total liabilities are equal to Charter Oak Community Bank Corp.’s total liabilities at December 31, 2004.

(5)	Pro forma earnings per share for the year ended December 31, 2004. If the contribution to the foundation had been expensed during the year ended December 31, 2004, Charter Oak Community Bank Corp. earnings would have been substantially reduced.

(6)	The pro forma net income assumes that the options granted under the omnibus stock option plan will be expensed in accordance with SFAS NO. 123R. The options are assumed to have a value of $3.95 per option, which was calculated using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model use the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 0%; (iv) expected life of 10 years and a 5 year vesting period; (v) expected volatility of 16.65%; and (vi) risk-free interest rate of 4.24%. There is no market for the common stock of Rockville Financial, Inc. As such, the expected volatility was calculated based upon the historical performance of the SNL MHC Index. The foregoing assumptions are used for illustrating purposes and should not be considered indicative of expected performance of the stock. Changes in the assumptions used in the Black-Scholes option pricing model can materially impact the results. The assumptions were prepared based upon data available as of December 31, 2004. However, future market conditions could materially impact these assumptions going forward. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share.
(notes continued)

(7)	Offering price of $10.00 per share divided by annualized pro forma net income per share.

(8)	If the contribution to the foundation had been expensed during the year ended December 31, 2004, annualized pro forma return on assets would have been 0.16%, 0.12%, 0.08%, and 0.04% at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

(9)	If the contribution to the foundation had been expensed during the year ended December 31, 2004, annualized pro forma return on equity would have been 1.22%, 0.86%, 0.56%, and 0.26% at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements and footnotes thereto, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Rockville Bank provided in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and results of operations of Charter Oak Community Bank Corp.

Overview

     Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities (including mortgage-backed securities and corporate bonds) and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting of money market accounts, savings accounts, certificates of deposit and NOW accounts and borrowings from the Federal Home Loan Bank of Boston.

     Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of service fees, income from the increase on the cash surrender value of our bank owned life insurance (BOLI) and miscellaneous other income, including income for securities brokerage services. Noninterest expense currently consists primarily of compensation and employee benefits, occupancy, data processing, advertising and marketing, charitable contributions and other operating expenses consisting primarily of consulting and other professional fees. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

     Following the completion of the reorganization and offering, noninterest expense can be expected to increase as a result of the increase in costs associated with managing a public company, increased compensation expenses associated with adopting and funding our employee stock ownership plan, and the costs of funding the Rockville Bank Community Foundation, Inc. Should the Company implement additional stock option, recognition and retention or other stock based compensation plans, compensation costs related to such share-based payment transactions will also be recognized in our consolidated financial statements.

     Assuming that the adjusted maximum number of shares is sold in the offering, (i) the contribution to the Rockville Bank Community Foundation, Inc. will be approximately 447,005 shares or $4.5 million, all of which will be expensed in the quarter during which the conversion is completed and (ii) the employee stock ownership plan will acquire 804,609 shares with a $8.0 million loan from Rockville Financial, Inc. that is expected to be repaid over 10 years, resulting in an annual expense (pre-tax) of approximately $800,000 (assuming that the common stock maintains a value of $10.00 per share). The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10.00 per share will increase the employee stock ownership plan expense.

Critical Accounting Policies

     Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets.

     Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover potential credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. Management believes the policy is critical because determination of the amount of the allowance involves significant judgments and assumptions. There have been no significant changes to the methodology or approach to determining the allowance for loan losses, since the beginning of 2003, and we have no plans to change the methodology used in 2003 and 2004.

     Management performs a quarterly evaluation of the adequacy of the allowance for loan losses and presents the evaluation to both the Board Lending Committee and the Board of Directors. In addition, the credit area of the Bank is responsible for the accuracy of loan risk ratings and prepares an Asset Quality Report on a quarterly basis and provides summary reports to the Board Lending Committee on a monthly basis. We consider a variety of factors in establishing this estimate including, but not limited to, historical loss and charge off data, current economic conditions, historical and current delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of our borrowers, results of internal and external loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change.

     The analysis has two broad components: specific and general allocations. Specific allocations are made for loans for which collection of contractual principal and interest is uncertain. In such cases, the size of the specific allocation is measured by determining an expected collection or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance for loan losses. If the allowance for loan losses is too low we may incur higher provisions for loan losses in the future resulting in lower net income. If an estimate of the allowance for loan losses is too high, we may experience lower provisions for loan losses resulting in higher net income.

     Other than Temporary Impairment of Securities. On a quarterly basis, we review securities with unrealized depreciation for 12 or more consecutive months and other securities with unrealized losses as deemed appropriate to assess whether the decline in fair value is temporary or other than temporary. We judge whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. After the reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings.

     Management believes the policy for evaluating securities for other than temporary impairment is critical because it involves significant judgments by management and could have a material impact on our net income. As of December 31, 2004, there was an aggregate $138,000 of unrealized depreciation related to $7.7 million of securities in an unrealized loss position for 12 or more consecutive months which management determined, based on current market trends, the nature of the investments, industry analysis, and other evaluations, were not other than temporarily impaired. If management’s judgment regarding impairment of these securities changes in the future it will reduce our net income accordingly.

     Income Taxes. We recognize income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Rockville Bank has not provided for Connecticut state income taxes since December 31, 1998 because it has created and maintained a “passive investment company” (“PIC”), as permitted by Connecticut law. Rockville Bank believes it is in compliance with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2004; however, Rockville Bank has not been audited by the state for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements, a material amount of taxes could be due. Management believes its tax policies and practices are critical because the determination of the tax provision and current and deferred tax assets and liabilities have a material impact on our net income and the carrying value of our assets. We have no plans to change the tax recognition methodology in the future. If our estimated valuation allowance is too high or too low it will affect our future net income. As of December 31, 2004, our net deferred tax asset was $1.6 million and there was no valuation allowance.

     Pension and Other Post-Retirement Benefits. We have a noncontributory defined benefit pension plan that provides benefits for substantially all our employees who meet certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined. Our funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Security Act of 1974 (“ERISA”).

     In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees. Participants or eligible employees hired before March 1993 become eligible for the benefits if they retire after reaching age 62 with five or more years of service. A fixed percent of annual costs are paid depending on length of service at retirement. We accrue for the estimated costs of these other post-retirement benefits through charges to expense during the years that employees render service; however, we do not fund this plan.

     Management believes the policy for determining pension and other post-retirement benefit expenses is critical because judgments are required with respect to the appropriate discount rate, rate of return on assets, salary increases and other items. Management reviews and updates the assumptions annually. If our estimate of pension and post-retirement expense is too low we may experience higher expenses in the future reducing our net income. If our estimate is too high, we may experience lower expenses in the future increasing our net income.

     While Rockville Bank believes the assumptions used to estimate expenses related to pension and other post-retirement benefits are reasonable and appropriate, actual experience may significantly differ. Our pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our Pension Plan assets of 8.50% each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuary and investment consultant, including their review of asset class return expectations as well as long-term inflation assumptions, and their review of historical returns based on the current target asset allocations of 65% equity securities and 35% fixed income securities. As of December 31, 2004, average annual historical returns for the most recent 10-year and 15-year period exceeded 8.50% based on our current asset allocation. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. While all future forecasting contains some level of estimation error, we continue to believe that 8.50% falls within a range of reasonable long-term rate of return expectations for our pension plan assets.

Business Strategy

     Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing quality customer service. Our principal business activity has historically been the origination of one-to-four family residential mortgage loans. More recently, we have increased our efforts to originate commercial business loans and loans secured by commercial real estate, including multi-family properties. There can be no assurances that we will successfully implement our business strategy.

     Highlights of our business strategy are as follows:

•	Remaining a Community-Oriented Institution. We were established in Rockville, Connecticut in 1858, and we have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing quality personal service to our customers. Our focus will be to retain our essentially mutual charter and reinvest the proceeds of the offering consistent with our historical, community-oriented focus.

•	Increasing our Emphasis on Commercial Real Estate Lending. We intend to continue to increase our origination of commercial real estate loans. We originated $39.6 million of commercial real estate loans during the year ended December 31, 2004, compared to $22.4 million of such loans for 2003. The additional capital raised in the offering will increase our commercial real estate lending capacity by enabling us to originate more loans and loans with larger balances. This will permit us to serve commercial borrowers with larger lending needs and to originate larger commercial real estate loans than we have in the past. We hired a new senior vice president in charge of lending in 2002 and recently added an additional commercial real estate loan officer to support our commercial real estate lending activities. Given our intention to continue to emphasize commercial real estate lending, and assuming that the economy remains reasonably strong, we anticipate being able to grow our commercial real estate loan portfolio by approximately 8-12% per year over the next two to three years.

•	Increasing our Emphasis on Commercial Business Lending. We also intend to emphasize commercial business lending. Although we have engaged in commercial business lending for a number of years our portfolio of commercial business loans is small as a percentage of total loans. The capital raised in the offering will enable us to expand our lending capacity in this area. We recently hired an additional lender to support our commercial business lending activities. Given our intention to increase our emphasis on commercial business lending, and assuming that the economy remains reasonably strong, we anticipate being able to grow our commercial business loan portfolio by approximately 8-12% per year over the next two to three years.

•	Expansion Within our Market Area. Rockville Bank’s growth in recent years has been achieved through expansion of our branch network and taking advantage of consolidations in our market place. We currently operate 16 banking offices, four of which are supermarket branches open seven days a week. During 2004, we opened new branches in Coventry and Tolland, Connecticut and our application to open a new branch in Glastonbury, Connecticut was recently approved. We expect to expand our branch network in the next few years and will continue to explore branch expansion opportunities and will consider both opening new branches and branch acquisition opportunities. The additional capital raised in the offering to fund our mutual holding company will provide support for further growth while allowing Rockville Bank to retain its essentially mutual character.

•	Continuing One-to-Four Family Residential Real Estate Lending. Historically, we have emphasized one-to-four family residential lending within our market area. As of December 31, 2004, $450.1 million, or 64.2%, of our total loan portfolio consisted of one-to-four family residential mortgage loans. During the years ended December 31, 2004 and 2003, we originated $140.8 million and $189.3 million, respectively, of one-to-four family residential mortgage loans, respectively. In addition, during the year ended December 31, 2004, we purchased $46.7 million in adjustable rate mortgage loans from two local mortgage bankers and one community bank. In general, we retain all residential mortgage originations although we may periodically sell longer-term fixed rate loans in the secondary market.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

     Our total assets increased by $177.9 million, or 25.0%, to $889.9 million at December 31, 2004 from $712.0 million at December 31, 2003. The increase in total assets resulted primarily from increases in loans receivable, both residential and commercial. During the year ended December 31, 2004, available for sale securities increased by $8.4 million, or 6.6%, to $136.0 million at December 31, 2004 from $127.6 million at December 31, 2003. Loans receivable increased by $167.7 million, or 31.7%, to $696.2 million at December 31, 2004 from $528.5 million at December 31, 2003. The increase in loans receivable reflected continued strong demand for loans in the low interest rate environment and a special residential loan program with no closing costs targeted at the refinance market. We also experienced loan growth due to our increased emphasis on commercial real estate lending, and the purchase of $81.4 million of loans, of which $34.7 million are guaranteed by the United States Department of Agriculture. We designate these loans as commercial business loans. Cash and cash equivalents decreased by $6.4 million, or 22.3%, to $22.1 million at December 31, 2004 from $28.5 million at December 31, 2003. Other assets increased by $4.1 million from $2.7 million at December 31, 2003 to $6.8 million at December 31, 2004 due to prepaid and intangible assets related to our pension and supplemental executive retirement plans and $811,000 of deferred reorganization costs.

     Total deposits increased by $160.6 million, or 30.2%, to $692.5 million at December 31, 2004 from $531.9 million at December 31, 2003. Interest bearing deposits accounted for $135.8 million of the increase. The increase was primarily due to opportunistic pricing to take advantage of bank consolidations in our market area. Advances from Federal Home Loan Bank increased by $12.9 million, or 12.2%, to $118.0 million at December 31, 2004 from $105.2 million at December 31, 2003, reflecting our ongoing willingness to use wholesale funding when deemed appropriate by management and in accordance with our Board of Directors approved asset liability management policy.

     Total capital increased by $2.6 million, or 4.0%, to $68.5 million at December 31, 2004 from $65.9 million at December 31, 2003, primarily reflecting net income of $3.4 million for the year, partially offset by a decrease of $1,066,000 in unrealized gains on available for sale securities, net of taxes.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

     Our total assets increased by $24.8 million, or 3.6%, to $712.0 million at December 31, 2003 from $687.2 million at December 31, 2002. The increase in total assets resulted primarily from increases in loans receivable and available for sale securities. Available for sale securities increased by $8.8 million, or 7.4%, to $127.6 million at December 31, 2003 from $118.8 million at December 31, 2002. Loans receivable increased by $50.9 million, or 10.7%, to $528.5 million at December 31, 2003 from $477.6 million at December 31, 2002, reflecting strong demand for new loans primarily resulting from the low interest rate environment. Loans held for sale decreased by $24.8 million from $24.8 million at December 31, 2002, to $0 at December 31, 2003, since no loans were held for sale as of December 31, 2003. Cash and cash equivalents decreased by $14.6 million, or 33.9%, to $28.5 million at December 31, 2003 from $43.1 million at December 31, 2002.

     Total deposits increased by $17.6 million, or 3.4%, to $531.9 million at December 31, 2003 from $514.3 million at December 31, 2002 due to an increase of $8.9 million in interest bearing deposits and $8.7 million in noninterest bearing deposits.

     Total capital increased by $7.2 million, or 12.3%, to $65.9 million at December 31, 2003 from $58.7 million at December 31, 2002, as a result of net income of $6.1 million and an increase of $1.5 million in unrealized gains on investment securities available for sale, offset by an increase of $388,000 in the minimum pension liability, net of taxes.

Comparison of Operating Results for the Year Ended December 31, 2004 and December 31, 2003

     General. Net income decreased $2.6 million, or 43.4%, to $3.4 million for the year ended December 31, 2004 from $6.1 million for the year ended December 31, 2003. The decrease in net income resulted primarily from a reduction in the net gain from sale of securities of $1.2 million, an increase in salaries and employee benefits of $2.4 million, and an increase in other operating expenses of $1.0 million, partially offset by a reduction in contributions to our foundation of $779,000.

     Interest and Dividend Income. Interest and dividend income increased by $321,000, or 0.8%, to $38.8 million for the year ended December 31, 2004 from $38.5 million for the year ended December 31, 2003. The increase in interest and dividend income was due to an increase in loan originations partially offset by a 57 basis point decrease in the average yield on our interest-earning assets to 5.13% for the year ended December 31, 2004 from 5.70% for the year ended December 31, 2003. The decrease in average yield was more than offset by a $81.6 million, or 12.1%, increase in average interest-earning assets between periods. Interest income on loans receivable increased by $949,000, or 2.9%, to $33.1 million from $32.2 million. Interest and dividend income on available for sale securities decreased $614,000, or 10.1%, to $5.5 million for the year ended December 31, 2004 from $6.1 million for the year ended December 31, 2003.

     Interest Expense. Interest expense increased $71,000, or 0.5%, to $13.1 million for the year ended December 31, 2004 from $13.0 million for the year ended December 31, 2003. The increase in interest expense was due to an increase in the average balance of deposits partially offset by a 24 basis point decrease in the average cost of our interest bearing liabilities (primarily deposit accounts which decreased to 1.53% for the year ended December 31, 2004 from 1.68% for the year ended December 31, 2003). Our average cost of borrowing decreased to 4.33% for the year ended December 31, 2004 from 4.64% for the year ended December 31, 2003.

     Net Interest Income. Our net interest income increased $250,000, or 1.0%, to $25.7 million for the year ended December 31, 2004 from $25.5 million for the year ended December 31, 2003 primarily due to an increase in average earning assets to $795.1 million for the year ended December 31, 2004 from $705.5 million for the year ended December 31, 2003, partially offset by a decrease in our net interest rate spread to 3.15% for the year ended December 31, 2004 from 3.48% for the year ended December 31, 2003. The decrease in our net interest rate spread resulted primarily from the average yield on our interest-earning assets decreasing more in the lower interest rate environment than the decrease in the average cost of our interest-bearing liabilities.

     Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the dates of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management recorded a provision of $2.4 million for the year ended December 31, 2004, and a provision of $2.1 for the year ended December 31, 2003. The provision increased as a result of significant loan growth and higher chargeoffs in 2004. The provision reflected probable and reasonably estimable losses in our loan portfolio. At December 31, 2004, the allowance for loan losses totaled $6.4 million, or 0.91% of total loans, compared to $5.0 million at December 31, 2003, or 0.93% of total loans. The allowance for loan losses is $1.4 million higher at December 31, 2004 compared to December 31, 2003, but decreased as a percentage of total loans due to the significant growth in the portfolio during the year. The level of the allowance for loan losses is based on estimates, and ultimate losses may vary from the estimates.

     Noninterest Income. Noninterest income decreased by $769,000, or 19.4%, to $3.2 million for the year ended December 31, 2004 compared to $4.0 million for the year ended December 31, 2003. The decrease in noninterest income resulted primarily from a decrease in the net gain from sale of securities to $94,000 for the year ended December 31, 2004 compared to the net gain from sale of securities of $1.3 million for the year ended December 31, 2003. Service charges and fees, primarily overdraft fees, ATM fees, and income from our brokerage subsidiary, Rockville Financial Services, increased by $216,000 to $3.3 million for the year ended December 31, 2004 compared to $3.1 million for the year ended December 31, 2003. Additionally, there were no net losses or gains from the sale of loans for the year ended December 31, 2004 compared to a net loss of $154,000 for the year ended December 31, 2003.

     During the year ended December 31, 2004, we recorded an other than temporary impairment charge of $223,000 related to a U.S. government sponsored entity preferred stock. The remaining investment in this security as of December 31, 2004 was $777,000 with an unrealized loss of $62,000. The charge for the equity investment was computed using the closing price of the security as of the date of the impairment. During the year ended December 31, 2003, we recorded an other than temporary impairment charge of $287,000 related to auto manufacturing and technology common stocks. The charges for the equity investments were computed using the closing prices of the securities as of the dates of the impairments.

     Noninterest Expense. Total noninterest expense increased by $3.0 million, or 16.2%, to $21.6 million for the year ended December 31, 2004 from $18.6 million for the year ended December 31, 2003. The increase in noninterest expense resulted primarily from increases in salaries and employee benefits, marketing and promotional expenses and other noninterest expenses.

     Salaries and employee benefits increased by $2.4 million, or 27.4%, to $11.2 million for the year ended December 31, 2004 from $8.8 million for the year ended December 31, 2003. The primary reasons for the increase in salaries and employee benefits expense were due to increased staffing levels in connection with branch expansion, and increases in pension and other benefits expenses. The number of full-time equivalent employees increased to 166 as of December 31, 2004 from 149 as of December 31, 2003. Pension and other benefits expense, including the phantom stock plan, increased to $3.3 million for the year ended December 31, 2004 from $1.8 million for the year ended December 31, 2003 primarily due to an increase of $966,000 related to the phantom stock plan implemented as of January 1, 2004, an increase of $248,000 related to supplemental retirement benefits for certain executive officers and an increase of $258,000 related to pension expense primarily as a result of the reduction in the discount rate. For the year ended December 31, 2004, marketing and promotions expense increased by $317,000 to $934,000 compared to $617,000 for the year ended December 31, 2003 primarily as a result of marketing costs incurred to take advantage of bank consolidations in our markets. Occupancy and equipment expenses were $2.7 million for each of the years ended December 31, 2004 and 2003. Service bureau fees increased by $159,000 to $2.3 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003. Professional fees increased to $902,000 for the year ended December 31, 2004 from $874,000 for the year ended December 31, 2003. Insurance and FDIC assessments decreased to $176,000 for the year ended December 31, 2004 from $301,000 for the year ended December 31, 2003. During the year ended December 31, 2003, we contributed appreciated securities with a fair value of $779,000 to our foundation. No such contribution was made during 2004.

     Other noninterest expense increased by $989,000 to $3.4 million for the year ended December 31, 2004 compared to $2.4 million for the year ended December 31, 2003. Significant components of other noninterest expense are as follows:

	2004	2003
Director fees	$319,000	$278,000
Appraisal and credit report	410,000	384,000
Telephone	233,000	197,000
Postage	225,000	146,000
Courier	205,000	127,000
Dues and subscriptions	156,000	131,000

(table continued)

	2004	2003
Service charges	130,000	116,000
Printing and forms	145,000	163,000
Write-off of uncollectible items	369,000	—
Other	1,221,000	882,000

Total	$3,413,000	$2,424,000

     We have experienced increases in many other noninterest expenses during 2004 primarily as a result of increased costs associated with more branches and more ATM locations, and costs associated with becoming a public company. We expect these costs to continue to increase in 2005.

     The year ended December 31, 2004 included an expense of $369,000 related to the charge-off of uncollectible items from an account reconciliation. We determined during 2004 that an account reconciliation was not being properly completed. As a result, a third party was engaged to assist with the reconciliation and identify reconciling outstanding items. During the third quarter of 2004, we determined that it was not cost beneficial to pursue further investigation and collection of the outstanding items and the amounts were written off. Procedures and personnel performing the outstanding account reconciliation were changed. Management believes the reconciliation is now being completed properly and reconciling items are clearing in a timely manner.

     Income Tax Expense. Income tax expense decreased to $1.5 million for the year ended December 31, 2004 from $2.7 million for the year ended December 31, 2003. Our effective tax rate was 30.5% for the year ended December 31, 2004 compared to 30.4% for the year ended December 31, 2003. Our effective tax rate differs from the statutory tax rate of 34% primarily due to the dividends received deduction and non-taxable earnings on bank owned life insurance.

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

     General. Net income increased $73,000, or 1.2%, to $6.1 million for the year ended December 31, 2003 from $6.0 million for the year ended December 31, 2002. The increase in net income resulted from higher net interest income and noninterest income, and a decrease in the provision for income taxes which were essentially offset by an increase in noninterest expense.

     Interest and Dividend Income. Interest and dividend income decreased by $3.1 million, or 7.4% to $38.5 million for the fiscal year ended December 31, 2003 from $41.6 million for the fiscal year ended December 31, 2002. The decrease in interest and dividend income resulted from an 80 basis point decrease in the average yield on interest-earning assets to 5.70% for the fiscal year ended December 31, 2003 from 6.50% for the fiscal year ended December 31, 2002, which was almost entirely offset by an increase in average interest-earning assets to $675.1 million for the fiscal year ended December 31, 2003 from $639.1 million for the fiscal year ended December 31, 2002. The decrease in average yield reflected the decrease in market interest rates generally from fiscal year 2002 through fiscal year 2003. The increase in average interest-earning assets reflected continued strong demand for mortgage and other loans in a declining interest rate environment. The average yield on loans decreased 62 basis points to 6.39% from 7.01%, while the average balance of loans receivable increased $17.7 million, or 3.6%, to $503.6 million from $485.9 million. The average yield on available for sale securities decreased by 134 basis points to 4.13% from 5.47%, while the average balance of available for sale securities increased by $15.0 million, or 11.7%, to $142.7 million from $127.8 million. The increase in the average balance of available for sale securities reflected management’s decision to reinvest funds from new deposits in mortgage-backed securities and corporate bonds.

     Interest Expense. Total interest expense decreased by $4.8 million, or 26.9%, to $13.0 million for the fiscal year ended December 31, 2003 from $17.8 million for the fiscal year ended December 31, 2002. The decrease in total interest expense resulted from a 90 basis point decrease in the average cost of interest-bearing liabilities to 2.22% for the fiscal year ended December 31, 2003 from 3.12% for the fiscal year ended December 31, 2002, which was only partially offset by a $16.3 million, or 2.9%, increase in average interest-bearing liabilities to $586.7 million for the fiscal year ended December 31, 2003 from $570.3 million for the fiscal year ended December 31, 2002. The decrease in the average cost of interest-bearing liabilities primarily reflected the continued decline in market interest rates generally which resulted in lower rates offered on all deposit account products, including NOW and money market accounts, savings accounts and certificates of deposit. To a lesser extent the change in the composition of the deposit mix contributed to the decline in our interest expense as non-interest bearing deposits increased to 10.01% of total deposits at December 31, 2003 compared to 8.66% at December 31, 2002. Interest expense also decreased as a result of an $8.0 million reduction in the average balance of Federal Home Loan Bank advances to $105.7 million from $113.7 million.

     Net Interest Income. Net interest income increased $1.7 million, or 7.2%, to $25.5 million for the fiscal year ended December 31, 2003 from $23.8 million for the fiscal year ended December 31, 2002 primarily as a result of a 10 basis point improvement in our net interest rate spread to 3.48% for the fiscal year ended December 31, 2003 from 3.38% for the fiscal year ended December 31, 2002. The improvement in our net interest rate spread resulted from the cost of our average interest-bearing liabilities decreasing more than the decrease in yield on our average interest-earning assets in a declining interest rate environment. Our net interest margin also improved by 6 basis points to 3.78% for the fiscal year ended December 31, 2003 from 3.72% for the fiscal year ended December 31, 2002.

     Provision for Loan Losses. Management provided $2.1 million for loan losses for the year ended December 31, 2003, compared to a provision of $1.3 million for the year ended December 31, 2002. For the year ended December 31, 2002, Management did not consider the residential loans held available for sale of $24.8 million in determining its allowance for loan losses. For the year ended December 31, 2003, the provision increased as a result of an increase in impaired loans and loan chargeoffs. The provision reflects probable and estimable losses in our loan portfolio. This represented the approximate unpaid principal balance on a pool of mortgage loans designated by the Company as eligible for sale to Freddie Mac. At December 31, 2003, the allowance for loan losses totaled $5.0 million, or 0.93% of total loans, compared to $5.2 million, or 1.07% of total loans, at December 31, 2002. The allowance for loan losses remained relatively unchanged because net charge-offs totaled $2.3 million for the year ended December 31, 2003. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

     Noninterest Income. Noninterest income increased by $1.2 million, or 42.2%, to $4.0 million for the fiscal year ended December 31, 2003 from $2.8 million for the fiscal year ended December 31, 2002. The net gain from sale of securities was $1.3 million for the year ended December 31, 2003 (including a $682,000 gain on the contribution to Rockville Bank Foundation, Inc.) compared with $1,583,000 for the year ended December 31, 2002.

     During the year ended December 31, 2003, we recorded an other than temporary impairment charge of $287,000 related to auto manufacturing and technology common stocks. The charges for the equity investments were computed using the closing prices of the securities as of the dates of the impairments. During the year ended December 31, 2002, we recorded an other than temporary impairment charge of $2.4 million related to telecommunications and technology common stocks and a mutual fund investment. The charges for the equity investments were computed using the closing prices of the securities as of the dates of the impairments. The charge for the mutual fund investment was computed using information from our investment advisor.

     Service charges and fees increased $415,000 or 15.5% to $3.1 million for the period ended December 31, 2003 compared to $2.7 million for the year ended December 31, 2002. Overdraft fees, checking fees and ATM fees increased by $119,000 or 15.9% to $868,000 from $749,000, by $44,000 or 12.6% to $394,000 from $350,000, and by $59,000 or 8.4% to $756,000 from $698,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002.

     Net loss on sale of loans was $154,000 for the year ended December 31, 2003 compared to a net gain of $127,000 for the year ended December 31, 2002. Income from a derivative financial instrument was $735,000 for the year ended December 31, 2002. In December 2002 we entered into a forward commitment to sell $22.9 million of residential mortgage loans. This represented the approximate unpaid principal balance on a pool of mortgage loans designated by the Company as eligible for sale to Freddie Mac. This commitment was mandatory and required the delivery and settlement of the loans in early 2003. This contract met the requirements to be considered a derivative under SFAS 133, and the fair value of the derivative instrument of approximately $735,000 was included in other assets and recognized in income in 2002. The $22.9 million of residential loans sold were not previously classified as held for sale and did not require any valuation allowance immediately before the transfer to the held for sale loan classification. At the time of transfer to held for sale the market value of these loans exceeded the aggregate cost, therefore no valuation allowance was recorded.

     Noninterest Expense. Noninterest expense increased by $2.3 million, or 13.9%, to $18.6 million for the year ended December 31, 2003 from $16.3 million for the year ended December 31, 2002. The primary reasons for the increase in noninterest expense were increases in our contribution expense, salary and employee benefits, professional fees and occupancy and equipment expenses. Contributions expenses increased due to a contribution of appreciated investment securities to the Rockville Bank Foundation, Inc. in December 2003 in the amount of $779,000. Salaries and employee benefits expenses increased by $851,000, or 10.7%, to $8.8 million for the year ended December 31, 2003 from $7.9 million for the fiscal year ended December 31, 2002, primarily as a result of higher salaries, staff increases, and higher pension expenses. Professional fees increased by $190,000 to $874,000 for the year ended December 31,

2003 from $683,000 for the year ended December 31, 2002 primarily due to higher legal fees. Occupancy and equipment expenses increased by $149,000, or 5.9%, to $2.7 million from $2.5 million.

     Significant components of other noninterest expense are as follows:

	2003	2002
Director fees	$278,000	$245,000
Appraisal and credit report	384,000	257,000
Postage	146,000	217,000
Courier	127,000	123,000
Telephone	197,000	200,000
Dues and subscriptions	131,000	101,000
Service charges	116,000	110,000
Printing and forms	163,000	214,000
Other	882,000	770,000

Total	$2,424,000	$2,237,000

     Income Tax Expense. Income tax expense decreased to $2.7 million for the year ended December 31, 2003 from $2.9 million for the year ended December 31, 2002. The lower income tax expense resulted primarily from the gain on securities contributed to the foundation not being subject to tax. Our effective tax rate was 30.4% for 2003 compared to 32.7% for 2002.

Average Balance Sheets, Interest and Yields/ Costs
      The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

		Year Ended December 31,

	At
	December 31,	2004			2003			2002
	2004
		Average	Interest and		Average	Interest and		Average	Interest and
	Yield/Cost	Balance	Dividends(1)	Yield/Cost	Balance	Dividends(1)	Yield/Cost	Balance	Dividends(1)	Yield/Cost

					(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	5.40%	$600,150	$33,146	5.52%	$503,567	$32,197	6.39%	$485,903	$34,065	7.01%
Available for sale securities	4.44	129,769	5,275	4.06	142,719	5,895	4.13	127,792	6,992	5.47
Federal Home Loan Bank Stock	3.50	6,614	188	2.84	6,069	183	3.02	5,995	220	3.67
Other earning assets	2.12	20,208	205	1.01	22,763	218	.96	19,419	289	1.49

Total interest-earning assets	5.22	756,741	38,814	5.13	675,118	38,493	5.70	639,109	41,566	6.50

Noninterest-earning assets		38,394			30,341			33,663

Total assets		$795,135			$705,459			$672,772

Interest-bearing liabilities:
NOW and money market accounts	.88	$145,578	1,278	0.88	$127,417	1,194	0.94	$108,827	1,438	1.32
Savings accounts	.60	154,138	937	0.61	143,508	1,178	0.82	119,590	1,996	1.67
Certificates of deposit	2.55	251,802	6,223	2.47	207,968	5,692	2.74	226,272	8,366	3.70

Total interest-bearing deposits	1.57	551,518	8,438	1.53	478,893	8,064	1.68	454,689	11,800	2.60
Mortgagor’s and investor’s escrow accounts	1.50	2,072	33	1.59	2,061	33	1.60	1,901	29	1.53
Advances from the Federal Home Loan Bank	4.21	106,134	4,599	4.33	105,703	4,902	4.64	113,730	5,960	5.24

Total interest-bearing liabilities	1.99	659,724	13,070	1.98	586,657	12,999	2.22	570,320	17,789	3.12

Noninterest-bearing liabilities		68,372			55,808			47,081

Total liabilities		728,096			642,465			617,401
Capital		67,039			62,994			55,371

Total liabilities and capital		$795,135			$705,459			$672,772

Net interest income			$25,744			$25,494			$23,777

Net interest rate spread(2)	3.23%			3.15%			3.48%			3.38%
Net interest-earning assets(3)		$97,017			$88,461			$68,789

Net interest margin(4)				3.40%			3.78%			3.72%
Average interest-earning assets to average interest-bearing liabilities				114.71%			115.08%			112.06%

(1)	Includes deferred loan fee amortization (expense) income of ($15,000), $962,000 and $413,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

[This page intentionally left blank.]

Rate/Volume Analysis

     The following table sets forth the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31,			Years Ended December 31,
	2004 vs. 2003			2003 vs. 2002
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)
Interest and dividend income:
Loans receivable	$5,679	$(4,730)	$949	$1,211	$(3,079)	$(1,868)
Securities interest and income from other earning assets	(543)	(85)	(628)	814	(2,019)	(1,205)

Total interest-earning assets	5,136	(4,815)	321	2,025	(5,098)	(3,073)

Interest expense:

NOW and Money Market accounts	164	(80)	84	295	(1,097)	(802)
Savings accounts	83	(324)	(241)	254	(510)	(256)
Certificates of deposit	1,127	(596)	531	(636)	(2,038)	(2,674)

Total interest-bearing deposits	1,374	(1,000)	374	(87)	(3,645)	(3,732)

FHLB Advances	20	(323)	(303)	(403)	(655)	(1,058)

Total interest-bearing liabilities	1,394	(1,323)	71	(490)	(4,300)	(4,790)

Net change in interest income	$3,742	$(3,492)	$250	$2,515	$(798)	$1,717

Management of Market Risk

     General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets at least quarterly to review our asset/liability policies and interest rate risk position.

     We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) emphasizing adjustable rate loans including, adjustable rate one-to-four family, commercial and consumer loans, (ii) reducing and shortening the expected average life of the investment portfolio, and (iii) whenever possible, lengthening the term structure of our deposit base and our borrowings from the Federal Home Loan Bank of Boston. These measures should serve to reduce the volatility of our net interest income in different interest rate environments.

     Net Portfolio Value. The table below sets forth, as of December 31, 2004, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Modeling assumptions involve significant estimations and uncertainties, and actual results may differ from estimated results. Factors which could cause such differences include economic conditions, banking industry profitability and competitive factors, changing consumer preferences, and changes in capital markets’ behavior. Furthermore, with regard to consumer preferences, interest rate changes significantly impact modeling assumptions related to loan prepayments and deposit decay rate.

	Net Portfolio Value (“NPV”)
Change in		Estimated Increase
Interest Rates	Estimated	(Decrease) in NPV
(basis points)	NPV	Amount	Percent
	(Dollars in Thousands)
+300	$88,349	$(14,373)	(13.99)%
+200	101,535	(1,187)	(1.16)
+100	103,906	1,184	1.15
-100	92,851	(9,871)	(9.61)

     Our policy requires that the net portfolio value capital ratios be maintained above 6% in all interest rate scenarios that we model. Net portfolio value is determined by calculating the difference between the market value of assets and the market value of liabilities. The market value of assets and liabilities is determined using the discounted cash flow approach, or the present value of our asset and liability cash flows. The net portfolio value is projected to decrease slightly when interest rates decrease and also to decrease with increases in interest rates equal to and greater than 200 basis points. As the table above indicates, at December 31, 2004, in the event of a 100 basis point decrease in interest rates, we would experience a 10% decrease in net portfolio value. In the event of a 300 basis point increase in interest rates, we would experience a 14% decrease in net portfolio value. The market value of equity decreases with both increases and decreases in interest rates due to the optionality embedded in the balance sheet.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a forecast of the effect of changes in market interest rates on our net interest income.

     Income Simulation. Simulation analysis is an estimate of our interest rate risk exposure at a particular point in time. At least quarterly we review the potential effect changes in interest rates could have on the repayment or repricing of rate sensitive assets and funding requirements of rate sensitive liabilities. Our most recent simulation uses projected repricing of assets and liabilities at December 31, 2004 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rate assumptions can have a significant impact on interest income simulation results. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates may have a significant impact on the actual prepayment speeds of our mortgage related assets that may in turn effect our interest rate sensitivity position. When interest rates rise, prepayment speeds slow and the average expected life of our assets would tend to lengthen more than the expected average life of our liabilities and therefore would most likely result in an increase to our liability sensitive position.

Percentage
Increase (Decrease) in
Estimated Net
Interest Income
Over 12 Months
300 basis point increase in rates	(1.6)%
200 basis point increase in rates	0.2
100 basis point increase in rates	3.1
100 basis point decrease in rates	(4.8)

     Rockville Bank’s Asset/Liability policy limits projected changes in net interest income to a maximum variance of (5%) for every 100 basis point interest rate change measured over a twelve-month and a twenty-four month period when compared to the flat rate scenario. In addition, our return on assets (ROA) may change by a maximum of (15) basis points for every 100 basis point interest rate change when compared to the flat rate scenario. These limits are re-evaluated on a periodic basis (not less than annually) and may be modified, as appropriate. Because of the asset-sensitivity of our balance sheet, income is projected to decrease by a greater amount if interest rates fall. At December 31, 2004, income at risk (i.e., the change in net interest income) was a decrease of 2% and a decrease of 5% based on a 300 basis point increase and a 100 basis point decrease in interest rates, respectively. At December 31, 2004, return on assets is modeled to decrease by 3 basis points and to increase by 7 basis points based on a 300 basis point increase and a 100 basis point decrease in interest rates, respectively. While we believe the assumptions used are reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity and Capital Resources

     We maintain liquid assets at levels we consider adequate to meet our liquidity needs. Our liquidity ratio averaged 25.6% and 32.2% for the years ended December 31, 2004 and December 31, 2003, respectively. We adjust our liquidity levels to fund loan commitments, repay our borrowings, fund deposit outflows and pay real estate taxes on mortgage loans. We also adjust liquidity as appropriate to meet asset and liability management objectives.

     Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

     A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2004 and 2003, respectively, $22.1 million and $28.5 million of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and advances from the Federal Home Loan Bank of Boston.

     Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

     During the years ended December 31, 2004 and 2003, our loan originations and purchases, net of collected principal and loan sales, totaled $167.5 million and $49.3 million, respectively, reflecting net growth in our portfolio due to a continued low interest rate environment and special residential loan program targeted at the refinance market. For the years ended December 31, 2004 and 2003 we sold loans totaling $2.8 million and $45.4 million, respectively. Cash received from the calls and maturities of investment securities totaled $17.8 million and $39.1 million for the years ended December 31, 2004 and 2003, respectively. We purchased $50.6 million and $84.7 million in available for sale investment securities during the years ended December 31, 2004 and 2003, respectively, and sold $4.5 million and $12.6 in such securities during the years ended December 31, 2004 and 2003, respectively.

     Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. The net increases in total deposits were $160.6 million and $17.6 million for the years ended December 31, 2004 and 2003, respectively. Rockville Bank experienced higher deposit levels in 2004 as a result of several factors, including the consolidation of competitors in its markets.

     Liquidity management is both a daily and longer-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Boston, which provide an additional source of funds. At December 31, 2004, we had $118.0 million in advances from the Federal Home Loan Bank of Boston and an additional available borrowing limit of $123.6 million based on collateral requirements of the Federal Home Loan Bank of Boston. Internal policies limit borrowings to 20% of total assets, which limit was $178.0 million at December 31, 2004.

     At December 31, 2004, we had outstanding commitments to originate loans of $25.0 million and unfunded commitments under lines of credit and stand-by letters of credit of $130.5 million. At December 31, 2004, certificates of deposit scheduled to mature in less than one year totaled $190.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home Loan Bank of Boston advances in order to maintain our level of assets. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents in order to meet funding needs. In addition, the cost of such deposits may be significantly higher if market interest rates are higher or there is an increased amount of competition for deposits in our market area at the time of renewal.

     The following tables present information indicating various obligations and commitments made by Rockville Bank as of December 31, 2004 and the respective maturity dates.

Contractual Obligations

				More
			More	than
			than	Three
			One Year	Years
			Through	Through	Over
		One Year	Three	Five	Five
	Total	or Less	Years	Years	Years
	(In Thousands)
Federal Home Loan Bank advances(1)	$118,015	$17,000	$17,000	$46,000	$38,015
Operating leases(2)	857,950	376,823	394,444	86,683	—

Total Contractual Obligations	$975,965	$393,823	$411,444	$132,683	$38,015

(1)	Secured under a blanket security agreement on qualifying assets, principally, mortgage loans.

(2)	Represents non-cancelable operating leases for offices.

Other Commitments

				More
			More	than
			than	Three
			One Year	Years
			Through	Through	Over
		One Year	Three	Five	Five
	Total	or Less	Years	Years	Years
	(In Thousands)
Real estate loan commitments(1)	$12,536	$12,536	$—	$—	$—
Commercial business loan commitments(1)	12,510	286	5,359	180	6,685
Commercial business loan lines of credit	44,049	28,980	10,688	2,904	1,477
Unused portion of home equity lines of credit(2)	59,229	181	1,905	4,082	53,061
Unused portion of construction loans(3)	22,994	22,994	—	—	—
Unused checking overdraft lines of credit(4)	71	—	—	—	71
Commercial lines of credit	4,121	3,179	942	—	—

Total Other Commitments	$155,510	$68,156	$18,894	$7,166	$61,294

General:	Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.

(1)	Commitments for loans are extended to customers for up to 180 days after which they expire.

(2)	Unused portions of home equity loans are available to the borrower for up to 10 years.

(notes continued)

(3)	Unused portions of construction loans are available to the borrower for up to 1 year.

(4)	Unused portion of checking overdraft lines of credit are available to customers in “good standing.”

Off-Balance Sheet Arrangements

     In the ordinary course of business, Rockville Bank is a party to credit-related financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Rockville Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by Rockville Bank, is based on management’s credit evaluation of the customer.

     Unfunded commitments under construction lines of credit for residential and commercial properties and commercial lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be requested to be drawn upon to the total extent to which Rockville Bank is committed depending upon the needs and desires of the customers to which the commitments have been made.

     At December 31, 2004 and 2003, Rockville Bank had $25.0 million and $22.9 million, respectively, of commitments to grant loans, and $130.5 million and $69.5 million, respectively, of unfunded commitments under lines of credit and standby letters of credit.

     In December 2002, we entered into a forward contract to sell residential mortgage loans to a third party in early 2003. The fair value of the derivative instrument of approximately $735,000 was recognized as income from derivative financial instruments during the year ended December 31, 2002. In general, it is our practice to retain all loans originated or purchased. However, for strategic reasons including interest rate risk management, we have and may continue to periodically sell residential mortgage loans to the secondary market. Therefore, the Company may enter into forward commitments to sell mortgage loans in the future. However, the Company currently has no plans to enter into any forward commitments to sell loans.

Impact of Recent Accounting Pronouncements

     In its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus relating to its disclosure requirements under EITF No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF” No. 03-01). The disclosures for the Company’s December 31, 2004 and 2003 consolidated financial statements are included therein. In September 2004, the Financial Accounting Standards Board (the “FASB”) voted to delay the effective date of paragraph 16 of EITF 03-1. The delay applies to both debt and equity securities, and specifically applies to impairments caused by interest rate and sector spreads, and to the requirements that a company declare its intent to hold the security to recovery in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB intends to issue implementation guidance on this topic. Once issued, we will evaluate the impact on our consolidated financial statements.

     In May 2004, the FASB issued FASB Staff Position 106-2 (“FSP106-2”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP106-2 supersedes FSP106-1 and is effective for the first annual or interim period beginning after June 15, 2004. FSP106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide drug benefits and also requires those employers to provide certain disclosures regarding the effects of the federal subsidy provided by the Act. Although we have not determined the effects of the Act, we do not believe the adoption of FSP106-2 will have a significant impact on our financial position or results of operations.

     In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (“SAB 105”), Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivatives instruments. In the bulletin, the SEC determined that a loan commitment for which the interest rate has been locked should be valued at zero at inception. SAB105 had no effect on our consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) is effective for the Company for all awards issued on or after July 1, 2005, and would affect any unvested awards existing as of such date. We do not expect SFAS No. 123(R) will have a significant impact upon its effective date. However, the adoption of SFAS No. 123(R) will impact compensation expense for any awards granted after June 30, 2005.

Impact of Inflation and Changing Prices

     Our financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF ROCKVILLE FINANCIAL, INC.

     Since being formed in 2004, we have not engaged in any business. Upon completion of the offering, we will own all of the issued and outstanding common stock of Rockville Bank. We expect to retain 50% of the net proceeds from the offering. A portion of the net proceeds we retain will be used to make a loan to fund the purchase of shares of common stock by the Rockville Bank employee stock ownership plan. We intend to invest our capital as discussed in “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page 29.

     In the future, Rockville Financial, Inc., as the holding company of Rockville Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. We have no plans for any mergers or acquisitions, or other diversification of the activities of Rockville Financial, Inc. at the present time.

     Our cash flow will depend on earnings from the investment of the net proceeds we retain and any dividends received from Rockville Bank. Rockville Financial, Inc. neither owns nor leases any property, but instead uses the premises, equipment and furniture of Rockville Bank. At the present time, we employ as officers only certain persons who are also officers of Rockville Bank. However, we use the support staff of Rockville Bank from time to time. These persons are not separately compensated by Rockville Financial, Inc. Rockville Financial, Inc. may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF ROCKVILLE BANK

General

     Our principal business consists of attracting deposits from the general public in the areas surrounding our main office location in Rockville, Connecticut and our 15 other banking offices and our 24 automated teller machines (“ATM”), including 4 stand-alone ATM facilities, located in Hartford and Tolland Counties, Connecticut. We invest those deposits, together with funds generated from operations, primarily in one-to-four family residential mortgage loans, commercial real estate loans, commercial business loans, construction mortgage loans, consumer loans, and, to a lesser extent, in available for sale securities. It is our practice to retain all loans originated or purchased. For strategic reasons, including our interest rate risk management objectives, we may periodically sell residential mortgage loans to the secondary market. Historically, in such instances, our loans have been sold to either Fannie Mae or Freddie Mac, and we have retained the rights to service those loans. We currently have no reason to believe our practices will change in the near future. See “Lending Activities” on page 64. Our revenues are derived principally from interest on loans and securities. Our primary sources of funds are deposits and principal and interest payments on loans and securities. We also periodically borrow from the Federal Home Loan Bank of Boston.

Competition

     We face competition within our market area both in making loans and attracting deposits. Hartford and Tolland Counties have a high concentration of financial institutions including large commercial banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. As of June 30, 2004, based on the FDIC’s annual Summary of Deposits Report, our market share of deposits represented 19.9% of deposits in Tolland County, the second largest market share in that county, and 1.3% of deposits in Hartford County.

     Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.

Market Area

     We operate in a primarily suburban market area that has a stable population and household base. All of our offices are located in Hartford and Tolland Counties, Connecticut. According to a recent census report, during the past three years, the population of Hartford and Tolland Counties increased by 1.7% and 5.0%, respectively, while the population of the United States increased by 1.2%. During that period, the number of households in Hartford and Tolland Counties and in the United States increased 2.9%, 7.3% and 1.2%, respectively. In 2004, per capita income for Tolland and Hartford Counties was $33,500 and $38,600, and the median household income was $76,000 and $77,600, respectively. This compares to per capita income for the State of Connecticut and the United States of $42,500 and $30,900, respectively, and median household income of $76,100 and $57,500, respectively.

     Our market area is located in the north central part of Connecticut including, in part, the eastern part of the greater Hartford metropolitan area. Rockville is approximately 15 miles from Hartford, Connecticut. Hartford and Tolland Counties have a mix of industry groups and employment sectors, including services, wholesale/retail trade and manufacturing as the basis of the local economy. These three sectors comprise approximately 79% of the employment base in Hartford County and approximately 71% of the employment base in Tolland County. Tolland County’s unemployment rate for the third quarter of 2004 of 3.8% was lower than the comparable Connecticut unemployment rate of 4.6% and lower than the national unemployment rate of 5.4%. Hartford County’s unemployment rate alone for the same period of 2004 was 5.3%, higher than the Connecticut unemployment rate, but lower than the national unemployment rate. Consistent with the national and Connecticut unemployment trends, Hartford and Tolland Counties third quarter 2004 unemployment rates were lower compared to the third quarter 2003 unemployment rates of 6.2% and 4.3%, respectively.

     Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our primary lending area is broader than our primary deposit market area and includes all of Hartford and Tolland Counties, and parts of the adjacent Windham and Middlesex Counties.

Lending Activities

     Historically, our principal lending activity has been the origination of first mortgage loans for the purchase or refinancing of one-to-four family residential real estate. Generally, we retain all loans that we originate. However, we periodically sell residential mortgage loans in the secondary market. When we sell loans, we generally will retain the servicing rights for such loans. We currently have no reason to believe our practices will change in the near future, and therefore we may from time to time sell residential mortgage loans in the future. However, we currently have no plans to sell residential mortgage loans. Depending on interest rate levels at the time of any such sale, loans may be sold at either a net gain or a net loss. Additionally, there is no guarantee we will be able to reinvest the proceeds from any future loan sales at interest rates comparable to the interest rates on the loans that are sold. Reinvestment in loans with lower interest rates would result in lower interest income on the reinvested proceeds compared to the interest income previously generated by the loans that were sold. One-to-four family residential real estate mortgage loans represented $450.1 million, or 64.2%, of our loan portfolio at December 31, 2004. We also offer commercial real estate loans, commercial business loans, construction mortgage loans and consumer loans. At December 31, 2004, commercial real estate loans totaled $136.6 million, or 19.5% of our total loan portfolio, commercial business loans totaled $88.7 million, or 12.7% of our total loan portfolio, construction mortgage loans totaled $22.1 million, or 3.2% of our loan portfolio and consumer loans, consisting primarily of loans on new and used automobiles, loans secured by deposit accounts and unsecured personal loans, totaled $3.5 million, or 0.5% of our total loan portfolio. As of December 31, 2004, loans to borrowers engaged in similar activities did not exceed 10% of total loans outstanding. Our net deferred loan fees and premiums have trended from deferred income to deferred costs as a result of a shift in consumer demand to residential mortgage loans with no points, our payment of premiums for the purchase of both commercial and residential loans and the initiation in 2004 of a mortgage loan refinancing program with no closing costs to the customer. We expect this trend to continue in 2005.

      Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,

	2004		2003		2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate loans:
Residential(1)	$450,054	64.21%	$334,625	62.73%	$296,245	61.19%	$290,831	63.26%	$259,862	64.15%
Commercial	136,594	19.49	122,600	22.99	118,256	24.43	105,255	22.89	88,011	21.72
Construction(2)	22,067	3.15	14,535	2.72	13,367	2.76	12,161	2.65	11,800	2.91
Commercial business loans	88,700	12.66	58,683	11.00	53,324	11.02	47,898	10.42	41,091	10.14
Installment, collateral and other loans	3,473	0.49	2,970	0.56	2,915	0.60	3,612	0.78	4,357	1.08

Total loans	700,888	100.00%	533,413	100.00%	484,107	100.00%	459,757	100.00%	405,121	100.00%

Net deferred loan fees and premiums	1,732		40		(1,358)		(1,616)		(1,285)
Allowance for loan losses	(6,371)		(4,971)		(5,168)		(4,949)		(3,609)

Loans, net	$696,249		$528,482		$477,581		$453,192		$400,227

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

(2)	Net of undisbursed construction loans of $23.0 million, $3.0 million, $5.1 million, $3.5 million, and $5.0 million as of December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

     Loan Portfolio Maturities and Yields. The following table summarizes the final maturity of our loan portfolio at December 31, 2004. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based upon the final contractual payment dates and do not reflect the impact of prepayments and scheduled monthly payments that will occur.

	Real Estate Loans

							Commercial Business		Installment and
	Residential (1)		Commercial		Construction		Loans		Collateral Loans		Total Loans

		Weighted		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average		Average
Maturity Date	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

(Dollars in thousands)
January 1, 2005 — December 31, 2005	$300	4.90%	$4,096	6.65%	$3,953	6.19%	$18,666	5.96%	$104	11.43%	$27,119	6.11%
January 1, 2006 — December 31, 2006	677	5.68	2,708	6.66	3,860	6.23	3,404	6.29	365	11.03	11,014	6.48
January 1, 2007 — December 31, 2007	2,316	5.06	5,140	6.97	1,824	6.12	4,010	6.79	701	10.64	13,991	6.68
January 1, 2008 — December 31, 2009	10,023	5.12	10,094	6.79	1,952	5.81	9,374	6.51	1,104	9.17	32,547	6.22
January 1, 2009 — December 31, 2015	86,056	4.63	49,199	6.69	577	7.00	5,651	6.43	957	3.58	142,440	5.42
January 1, 2016 and thereafter	350,682	4.99	65,357	6.61	9,901	6.03	47,595	5.02	242	2.95	473,777	5.24

Total	$450,054	4.93%	$136,594	6.67%	$22,067	6.11%	$88,700	5.59%	$3,473	7.76%	$700,888	5.40%

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

     The following table sets forth the scheduled repayments of fixed and adjustable rate loans at December 31, 2004 that are contractually due after December 31, 2005.

	Due After December 31, 2005
	Fixed	Adjustable	Total
	(In Thousands)
Real estate loans:
Residential(1)	$234,578	$215,176	$449,754
Commercial	17,158	115,340	132,498
Construction	4,375	13,739	18,114
Commercial business loans	12,624	57,410	70,034
Installment, collateral and other loans	2,764	605	3,369

Total loans	$271,499	$402,270	$673,769

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

     Residential Mortgage Loans. One of our primary lending activities consists of the origination of one-to-four family residential mortgage loans that are primarily secured by properties located in Tolland and Hartford Counties. At December 31, 2004, $450.1 million, or 64.2% of our loan portfolio, consisted of one-to-four family residential mortgage loans. Included in these one-to-four family loans at December 31, 2004 were $24.8 million in fixed rate home equity loans and $54.9 million in balances on home equity lines of credit. Generally, one-to-four family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. We will not make loans with a loan-to-value ratio in excess of 97% for loans secured by single-family homes. Fixed rate mortgage loans generally are originated for terms of 10, 15, 20, 25 and 30 years. Generally, all fixed rate residential mortgage loans are underwritten according to Freddie Mac policies and procedures. Fixed rate residential mortgage loans are periodically sold in the secondary market. We will usually retain the servicing rights for all loans that we sell in the secondary market. We originated $31.0 million of fixed rate one-to-four family residential loans during the year ended December 31, 2004, none of which were sold in the secondary market.

     We also offer adjustable-rate mortgage loans for one-to-four family properties, with an interest rate which adjusts annually based on the one-year Constant Maturity Treasury Bill Index, after either a one-, three-, four-, five-, seven-, or nine-year initial fixed rate period. We originated $61.8 million of adjustable rate one-to-four family residential loans during the year ended December 31, 2004. Additionally, over the same time period, we purchased $46.7 million in adjustable rate mortgages from two local mortgage banking firms and a community bank. Our adjustable rate mortgage loans generally provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment up to 6%, regardless of the initial rate. Our adjustable rate mortgage loans typically amortize over terms of up to 30 years.

     Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable rate mortgage loans may be limited during periods of rapidly rising interest rates. At December 31, 2004, $215.2 million, or 47.8%, of our one-to-four family residential loans had adjustable rates of interest.

     In an effort to provide financing for low and moderate income home buyers, we offer a first time home buyer program at reduced rates and favorable closing costs. This program allows the first time home buyer to borrow with lower down payment requirements, lower origination points, and reduced fees. These loans are offered with adjustable rates of interest at terms of up to 30 years. Such loans are secured by one-to-four family residential properties. All of these loans are originated using agency underwriting guidelines. Additionally, having participated in the Connecticut Housing Finance Authority (CHFA) loan program, Rockville Bank services loans originated by Rockville Bank for this state program. CHFA loans are closed in the name of Rockville Bank and immediately sold on a servicing retained basis. All such loans are originated in amounts of up to 100% of the lower of the property’s appraised value or the sale price. Private mortgage insurance is required on all such loans.

     All residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. We also require homeowner’s insurance and, where circumstances warrant, flood insurance on properties securing real estate loans. At December 31, 2004, our largest residential mortgage loan had a principal balance of $1,000,000. This loan was performing in accordance with its repayment terms.

     We also offer home equity loans and home equity of lines of credit, both of which are secured by owner-occupied one-to-four family residences. At December 31, 2004, home equity loans and equity lines of credit totaled $79.7 million, or 11.4% of total loans. Additionally, at December 31, 2004, the unadvanced amounts of home equity lines of credit totaled $59.2 million. The underwriting standards utilized for home equity loans and home equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity loans are offered with fixed rates of interest and with terms up to 15 years. The loan-to-value ratio for our home equity loans and our lines of credit is generally limited to 90%. Our home equity lines of credit have ten year terms and adjustable rates of interest which are indexed to the prime rate, as reported in The Wall Street Journal. Interest rates on home equity lines of credit are generally limited to a maximum rate of 18%.

     Commercial Real Estate Loans. We originate commercial real estate loans, construction loans and loans on owner occupied properties used for a variety of business purposes including small office buildings, industrial facilities, retail facilities, hotels, golf courses, religious facilities, and restaurants. These projects are primarily located in our primary market area. We also offer real estate subdivision development loans to licensed contractors and builders for the construction and development of commercial real estate projects and one-to-four family residential properties. At December 31, 2004, commercial mortgage loans totaled $136.6 million, which amounted to 19.5% of total loans. Our commercial real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with our current loans-to-one borrower limit. Our commercial real estate loans may be made with terms of up to 20 years with 25 year amortization schedules and are offered with interest rates that are fixed or adjust periodically and are generally indexed to the Federal Home Loan Bank of Boston Classic Advance Rates. In reaching a decision on whether to make a commercial real estate loan, we consider gross revenues and the net operating income of the property, the borrower’s expertise, business cash flow and credit history, and the appraised value of the underlying property. In addition, with respect to commercial real estate rental properties, we will also consider the terms and conditions of the leases and the credit quality of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Environmental surveys are generally required for commercial real estate loans. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals and owners of 20% or more of the entity.

     A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to all guarantors on commercial loans. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan in our portfolio at December 31, 2004 was a $3.2 million loan located in our market area. The largest exposure to a related group was $9.2 million. These loans were performing according to their terms.

     Loans secured by commercial real estate, including multi-family properties generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

     Rockville Bank extends loans to residential subdivision developers for the purpose of land acquisition, the development of infrastructure and the construction of homes. Advances are determined as a percentage of cost or appraised value (whichever is less) and the project is physically inspected prior to each advance. Rockville Bank typically limits the number of model homes financed with the majority of construction advances supported by purchase contracts. As of December 31, 2004 the single largest commitment on a single residential subdivision totaled $3.5 million.

     Residential Consumer Construction Loans. We originate construction loans to individuals and contractors for the construction and acquisition of personal residences. At December 31, 2004, construction mortgage loans amounted to $22.1 million, or 3.1%, of total loans. At December 31, 2004, the unadvanced portion of these construction loans totaled $23.0 million.

     Our construction mortgage loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months although our policy is to consider construction periods as long as 12 months. At the end of the construction phase, the construction loan converts to a longer term mortgage loan. Construction loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the lesser of the appraised value or sales price of the secured property. At December 31, 2004, our largest residential construction mortgage loan commitment was for $584,000, $76,000 of which had been disbursed. This loan was performing according to its terms. The longer term portions of construction loans to individuals are generally made on the same terms as our one-to-four family mortgage loans.

     Before making a commitment to fund a residential construction loan, we require an appraisal of the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

     Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is inaccurate, we may be confronted with a project, when completed, with a value that is insufficient to assure full payment.

     Commercial Business Loans. At December 31, 2004, we had $88.7 million in commercial business loans of which $50.7 million were guaranteed by either the Small Business Administration (SBA) or the United States Department of Agriculture (USDA). Rockville Bank will occasionally purchase USDA guaranteed loans in the secondary loan market from various experienced brokers. These loans carry a variable rate and adjust on a quarterly basis using the prime rate as the base index. There is no risk of principal or accrued interest loss up to loan payment dates, as Rockville Bank only purchases the guaranteed portion of the loan. The guarantee is that of the full faith and credit of the United States of America. Rockville Bank determines the loans to be purchased based on net yield, borrower credit rating, size and the business segment composition of the existing portfolio. Monthly payments are received directly from the original lending institution. Of the $50.7 million, $ 2.2 million are SBA loans originated by Rockville Bank, $48.2 million and $339,000 were purchased and are fully guaranteed, respectively, by the USDA and the SBA. In addition to the SBA and USDA loans, Rockville Bank’s commercial business loan portfolio consisted of $22.1 million in revolving business lines of credit and $15.7 million in commercial business term loans. Total commercial business loans amounted to 12.7% of total loans as of December 31, 2004.

     We make commercial business loans primarily in our market area to a variety of professionals, sole proprietorships and small businesses. Commercial business lending products include term loans and revolving lines of credit. The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit (15% of equity capital and our allowance for loan losses, pursuant to Connecticut law) to which there were no exceptions as of

December 31, 2004. Such loans are generally used for longer-term working capital purposes such as purchasing equipment or financing short term cash needs. Commercial business loans are made with either adjustable or fixed rates of interest. Variable rates are based on the prime rate, as published in The Wall Street Journal, plus a margin. Fixed rate commercial loans are set at a margin above the Federal Home Loan Bank comparable advance rate.

     When making commercial business loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial business loans are typically made to 80% of the value of the loan collateral. We do not typically make unsecured commercial business loans greater than $100,000.

     Commercial business loans generally have greater credit risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We seek to minimize these risks through our underwriting standards. At December 31, 2004, our largest commercial business loan was a purchased loan fully guaranteed by the USDA with an outstanding balance of $5.5 million. In addition to the commercial business loans discussed above, we had $4.1 million in outstanding letters of credit as of December 31, 2004.

     Installment, Collateral and Other Loans. We offer a limited range of installment and collateral consumer loans, principally to Rockville Bank customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, loans collateralized by deposit accounts and unsecured personal loans. Installment and collateral consumer loans totaled $3.5 million, or 0.5% of our total loan portfolio at December 31, 2004.

     The following table shows loan origination, purchasing and principal repayment activity during the periods indicated.

	Years Ended December 31,
	2004	2003	2002
	(In Thousands)
Total loans at beginning of year	$533,413	$484,107	$459,757
Real estate loans originated:
Residential (1)	140,755	189,322	117,876
Commercial	39,634	22,400	28,781
Construction	22,067	14,535	13,368
Commercial business loans originated	35,842	21,739	21,674
Installment and collateral loans originated	2,675	2,289	1,943

Total loans originated	240,973	250,285	183,642

Loans purchased	81,428	10,095	1,617
Deduct:
Principal repayments	(152,154)	(165,653)	(124,895)
Loan sales	(2,772)	(45,421)	(11,228)
Loans held for sale	—	—	(24,786)

Net loan activity	167,475	49,306	24,350

Total loans at end of year	$700,888	$533,413	$484,107

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

     Origination, Purchasing and Servicing of Loans. All loans originated by us are underwritten pursuant to our policies and procedures. We originate both adjustable rate and fixed rate loans. Our ability to originate fixed or adjustable rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

     Generally, we retain in our portfolio all loans that we originate, however, we periodically sell longer-term fixed rate one-to-four family mortgage loans. The one-to-four family loans that we periodically consider for sale include mortgage loans which conform to the underwriting standards specified by Freddie Mac. We also sell all mortgage loans insured by CHFA. All one- to-four family loans that we sell are sold pursuant to master commitments negotiated with Freddie Mac and are sold on a non recourse basis. We generally retain the servicing rights on the mortgage loans sold to Freddie Mac and CHFA.

     At December 31, 2004, Rockville Bank was servicing loans sold in the amount of $28.8 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

     In addition to purchasing loans guaranteed by the USDA or SBA, see “—Commercial Business Loans” on page 70, Rockville Bank purchases adjustable rate one-to-four family loans from two local mortgage bankers licensed with the Connecticut Department of Banking. These local mortgage bankers are not employed by Rockville Bank and sell loans to Rockville Bank and others based on relationships and competitive pricing. For the year ended December 31, 2004, Rockville Bank purchased $46.7 million in adjustable rate loans from two local mortgage bankers and a community bank.

     Loan Approval Procedures and Authority. Rockville Bank’s lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by Rockville Bank’s Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan, if applicable. To assess the borrower’s ability to repay, we review the employment and credit history and information on the historical and projected income and expenses of borrowers.

     Rockville Bank’s policies and loan approval limits are established by its Board of Directors. The Board of Directors has designated lending authority based on officer level and loan type to a limited group of officers to approve loans of various amounts up to $500,000. The President and the Senior Loan Officer can approve loans for up to $750,000. Loans over $750,000 up to $2.5 million are approved by the Board or Director’s Lending Committee. Loans above $2.5 million must be approved by the Board of Directors.

     The Lending Committee is authorized to approve the following types of loans in amounts up to $2.5 million: one-to-four family mortgage loans, commercial real estate loans, commercial business loans and secured consumer loans.

Non-performing and Problem Assets

     A computer-generated delinquency notice is mailed monthly to all delinquent borrowers, advising them of the amount of their delinquency. When a loan becomes more than 30 days delinquent, Rockville Bank sends a letter advising the borrower of the delinquency. The borrower is given 30 days to pay the delinquent payments or to contact Rockville Bank to make arrangements to bring the loan current over a longer period of time. If the borrower fails to bring the loan current within 90 days from the original due date or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are started. We may consider forbearance in select cases where a temporary loss of income might result, if a reasonable plan is presented by the borrower to cure the delinquency in a reasonable period of time after his or her income resumes.

     All non-commercial mortgage loans are reviewed on a regular basis, and such loans are placed on non-accrual status when they become more than 90 days delinquent. Commercial real estate and commercial business loans are evaluated for non-accrual status on a case-by-case basis, but are typically placed on a non-accrual status when they become more than 90 days delinquent. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received. For the year ended December 31, 2004, $51,000 of interest income related to troubled debt restructurings was recorded.

     Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. A loan classified in the table below as “non-accrual” does not necessarily mean that such loan is or has been delinquent. Once a loan is 90 days delinquent or the borrower or loan collateral experiences an event that makes collectibility suspect, the loan is placed on “non-accrual” status. Our policies require six-months of continuous payments in order for the loan to be removed from non-accrual status.

	At December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Non-accrual loans:
Residential(1)	$423	$305	$767	$785	$460
Commercial	598	—	345	177	62
Construction	—	—	—	—	—
Commercial business loans	326	1,478	515	797	411
Installment, collateral and other loans	6	—	10	54	1

Total non-accrual loans(2)	1,353	1,783	1,637	1,813	934
Accruing loans past due 90 days or more	—	24 (3)	—	—	—
Troubled debt restructurings	1,045	281	—	—	—

Total non-performing loans	2,398	2,088	1,637	1,813	934
Real estate owned	150	—	—	—	483
Other non-performing assets	—	268	188	—	—

Total non-performing assets	$2,548	$2,356	$1,825	$1,813	$1,417

Total non-performing loans to total loans	0.34%	0.39%	0.34%	0.39%	0.23%
Total non-performing loans to total assets	0.27%	0.29%	0.24%	0.27%	0.17%

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

(2)	The amount of income that was contractually due but not recognized on non-accrual loans totaled $51,000 for the year ended December 31, 2004.

(3)	The loan is fully guaranteed by the Small Business Administration.

     The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in Thousands)
At December 31, 2004
Residential(1)	10	$1,170	3	$423	13	$1,593
Commercial	—	—	2	598	2	598
Construction	—	—	—	—	—	—
Commercial business loans	3	72	9	326	12	398
Installment, collateral and other loans	6	10	2	6	8	16

Total	19	$1,252	16	$1,353	35	$2,605

At December 31, 2003
Residential(1)	5	$703	4	$305	9	$1,008
Commercial	3	701	—	—	3	701
Construction	—	—	—	—	—	—
Commercial business loans	5	323	10	1,502	15	1,825
Installment, collateral and other loans	3	8	—	—	3	8

Total	16	$1,735	14	$1,807	30	$3,542

At December 31, 2002
Residential(1)	7	$583	8	$767	15	$1,350
Commercial	1	67	3	345	4	412
Construction	—	—	—	—	—	—
Commercial business loans	4	419	10	515	14	934
Installment, collateral and other loans	3	14	4	10	7	24

Total	15	$1,083	25	$1,637	40	$2,720

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

     Classified Assets. Under our internal risk rating system, we currently classify loans and other assets considered to be of lesser quality as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

     An institution insured by the Federal Deposit Insurance Corporation is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

     On the basis of management’s review of its assets, at December 31, 2004 we had classified $7.9 million of our assets as substandard and $891,000 as doubtful. At December 31, 2004, there were no assets classified as loss.

     The loan portfolio is reviewed on a regular basis to determine whether any loans require risk classification. Not all classified assets constitute non-performing assets.

Allowance for Loan Losses

     The bank utilizes several methodologies in determining an appropriate level of Allowance for Loan Losses. At time of loan origination, a risk rating based on a nine point grading system is assigned to each loan based on the loan officer’s assessment of risk. More complex loans, such as commercial and industrial and commercial real estate, require that our internal independent credit area further evaluate the risk rating of the individual loan, with the credit area having final determination of the appropriate risk rating. These more complex loans and relationships receive an in-depth analysis and periodic review to assess the appropriate risk rating on a post-closing basis with changes made to the risk rating as the borrower’s and economic conditions warrant. Criticized assets are further evaluated to determine if risk and possible loss exposure require special allocations to the Allowance for Loan Losses.

     The methodology for determining the adequacy of the loan loss contains three key components: 1) a general valuation allowance for each loan type within the portfolio; 2) a higher reserve valuation by type and grade for loans that have been adversely graded; and 3) a specific allowance for loans that have been identified as problem loans or for loans that have an elevated risk profile, including certain impaired or non performing assets.

     General Valuation Allowance. The Bank establishes a reserve for loans that reflects management’s best estimate of probable incurred loan losses as of the balance sheet dates. The reserve amount is determined by loan type, historical loss experience for that particular loan type, credit quality trends, delinquency levels, quality of collateral and changes in general economic and business conditions.

     This process is used to determine the required allocated reserve component. The Bank’s methodology for assessing the adequacy of the Allowance for Loan Losses utilized both objective and subjective factors. In recognition of the subjectivity and the inherent lending risks that are difficult to objectively define in a timely manner, the Bank makes a further supplemental provision to the reserve representing the unallocated reserve. The unallocated portion of our Allowance for Loan Losses increased during 2004 as a result of the rapid increase in our loan portfolio during this period. Since these loans are unseasoned they may not perform as expected so we have increased the unallocated portion of our Allowance for Loan Losses from $355,000 as of December 31, 2003 to $969,000 as of December 31, 2004.

     Adversely Graded Loans. A loan is considered adversely graded when it has a higher than normal risk profile with the possibility of not receiving timely loan payments and is graded by the degree of risk. Depending on the loan grade, the type of loan and the degree of collateral protection, a percentage allocation is made in determining the adequacy of the Allowance for Loan Losses.

     Specific Allowance. Adversely graded loans are reviewed individually in order to ensure that the percentage allocation adequately reflects the identified risk level. If the risk level exceeds the standard percentage allocation then a specific reserve is established for that loan.

     The credit quality of the Bank’s loan portfolio is reviewed by a third party risk assessment firm, regulatory examiners and by the Bank’s internal credit management function. Review findings are reported periodically to senior management, the Board Lending Committee and the Board of Directors. This process is supplemented with several risk assessment tools including monitoring of delinquency levels, analysis of historical loss experience by loan type, identification of portfolio concentrations by borrower and industry, and a review of economic conditions that might impact loan quality. Based on these findings the percentage reserved for each loan type is evaluated to ensure a proper reserve percentage. The Allowance for Loan Losses is calculated on a quarterly basis and reported to the Board of Directors.

     Any loan that is 90 or more days delinquent is placed on non-accrual and classified as a non-performing asset. A loan is classified as impaired when it is probable that the Bank will be unable to collect all amounts due in accordance with the terms of the loan agreement. In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment for Loan-Income Recognition and Disclosures,” an allowance is maintained for impaired loans to reflect the difference, if any, between the principal balance of the loan and the present value of projected cash flows, observable fair value or collateral value. SFAS No. 114 defines an impaired loan as a loan for which it is probable that the lender will not collect all amounts due under the contractual terms of the loan.

     In addition, our external loan review advisors and the Federal Deposit Insurance Corporation and the Connecticut Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses. Our advisors may suggest, and such agencies may require that we recognize additions to the allowance based on their judgments of information available to them at the time of their review or examination.

     The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or For the Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Balance at beginning of year	$4,971	$5,168	$4,949	$3,609	$3,588
Provision for loan losses	2,372	2,100	1,300	1,850	60
Charge-offs:
Real estate(1)	—	(228)	—	(52)	(27)
Commercial business loans	(1,092)	(2,086)	(1,114)	(484)	(78)
Installment and collateral loans	(20)	(46)	(35)	(12)	(12)

Total charge-offs	(1,112)	(2,360)	(1,149)	(548)	(117)

Recoveries:
Real estate(1)	75	7	45	21	52
Commercial business loans	55	53	21	10	10
Installment and collateral loans	10	3	2	7	16

Total recoveries	140	63	68	38	78

Net charge-offs	(972)	(2,297)	(1,081)	(510)	(39)

Allowance at end of year	$6,371	$4,971	$5,168	$4,949	$3,609

Ratios:
Allowance for loan losses to non-performing loans at end of year	265.68%	238.07%	315.70%	272.97%	386.40%
Allowance for loan losses to total loans outstanding at end of year	0.91%	0.93%	1.07%	1.08%	0.89%
Net charge-offs to average loans outstanding	0.16%	0.46%	0.22%	0.12%	0.01%

(1)	Real estate loans include one-to-four family residential mortgage loans, home equity loans, home equity lines of credit, commercial real estate and construction loans.

    Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, the percent of allowance in each category to total allowance, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,

	2004			2003			2002

			% of			% of			% of
		% of	Loans in		% of	Loans in		% of	Loans in
	Allowance	Allowance	Category	Allowance	Allowance	Category	Allowance	Allowance	Category
	for Loan	for Loan	to Total	for Loan	for Loan	to Total	for Loan	for Loan	to Total
	Losses	Losses	Loans	Losses	Losses	Loans	Losses	Losses	Loans

	(Dollars in Thousands)
Real Estate:
Residential(1)	$914	14.35%	64.21%	$706	14.20%	62.73%	$624	12.07%	61.19%
Commercial	2,667	41.85	19.49	2,217	44.60	22.99	2,296	44.43	24.43
Construction	331	5.20	3.15	218	4.39	2.72	199	3.85	2.76
Commercial business loans	1,469	23.06	12.66	1,457	29.31	11.00	1,953	37.79	11.02
Installment, collateral and other	21	0.33	0.49	18	0.36	0.56	31	0.60	0.60
Unallocated	969	15.21	—	355	7.14	—	65	1.26	—

Total allowance for loan losses	$6,371	100.00%	100.00%	$4,971	100.00%	100.00%	$5,168	100.00%	100.00%

	At December 31,

	2001			2000

			% of			% of
		% of	Loans in			Loans in
	Allowance	Allowance	Category	Allowance	% of	Category
	for Loan	for Loan	to Total	for Loan	Allowance for	to Total
	Losses	Losses	Loans	Losses	Loan Losses	Loans

	(Dollars in thousands)
Real Estate:
Residential(1)	$125	2.53%	63.26%	$405	11.22%	64.15%
Commercial	1,140	23.03	22.89	236	6.54	21.72
Construction	49	0.99	2.65	91	2.52	2.91
Commercial business loans	951	19.22	10.42	220	6.10	10.14
Installment, collateral and other	26	0.52	0.78	39	1.08	1.08
Unallocated	2,658	53.71	—	2,618	72.54	—

Total allowance for loan losses	$4,949	100.00%	100.00%	$3,609	100.00%	100.00%

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

     Each quarter, management, in conjunction with the Board Lending Committee, evaluates the total balance of the allowance for loan losses based on several factors some of which are not loan specific, but are reflective of the inherent losses in the loan portfolio. This process includes, but is not limited to, a periodic review of loan collectibility in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral, if applicable, and economic conditions in our immediate market area. First, we group loans by type within risk weighting on asset classifications status. All loans 90 days or more delinquent are evaluated individually, based primarily on the value of the collateral securing the loan and ability of borrower to repay as agreed. Specific loss allowances are established as required by this analysis. All loans for which a specific loss allowance has not been assigned are segregated by loan type, delinquency status or loan risk rating grade and a loss allowance is established by using loss experience data and management’s judgment concerning other matters it considers significant including the current economic environment. The allowance is allocated to each category of loan based on the results of the above analysis. Differences between the allocated balances and recorded allowances are reflected as unallocated and are available to absorb losses resulting from the inherent imprecision involved in the loss analysis process.

     This analysis process is both quantitative and subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

Investment Activities

     Rockville Bank’s Chief Financial Officer is responsible for implementing Rockville Bank’s Investment Policy. The Investment Policy is reviewed annually by management and any changes to the policy are recommended to and subject to the approval of our Board of Directors. Authority to make investments under the approved Investment Policy guidelines is delegated by the Board to appropriate officers. While general investment strategies are developed and authorized by management, the execution of specific actions rests with the President, Chief Financial Officer and the Executive Vice President who may act jointly or severally. In addition, two other officers under the supervision of the Chief Financial Officer have execution authority that is limited to cash management transactions. The Chief Financial Officer is responsible for ensuring that the guidelines and requirements included in the Investment Policy are followed and that all securities are considered prudent for investment. The Chief Financial Officer is authorized to execute investment transactions (purchases and sales), generally up to $5 million per transaction without the prior approval of the Board and within the scope of the established Investment Policy.

     In addition, Rockville Bank utilizes the services of an independent investment advisor to assist in managing the investment portfolio. The investment advisor is responsible for maintaining current information regarding securities dealers with whom they are conducting business on our behalf. A list of appropriate dealers is provided annually to the Board of Directors for approval and authorization, and new securities dealers are approved of prior to execution of trades. The investment advisor, through its assigned portfolio manager, must contact our President, Executive Vice President, or Chief Financial Officer to review all investment recommendations and transactions and receive approval from one of the authorized individuals prior to execution of any transaction that might be transacted on our behalf. Upon receipt of approval, the investment advisor, or its assigned portfolio manager, is authorized to conduct all investment business on our behalf.

     Our Investment Policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions must be based upon a thorough analysis of each security instrument to determine its quality, inherent risks, fit within our overall asset/liability management objectives, effect on our risk-based capital measurement and prospects for yield and/or appreciation.

     During the year ended December 31, 2004, we recorded an other than temporary impairment charge of $223,000 related to a U.S. government sponsored enterprise preferred stock. The Company’s remaining investment in this security as of December 31, 2004 is $777,000 with an unrealized loss of $62,000. The charge for the equity investment was computed using the closing price of the security as of the date of the impairment.

     During the year ended December 31, 2003, we recorded an other than temporary impairment charge of $286,889 related to auto manufacturing and technology common stocks. The charges for the equity investments were computed using the closing prices of the securities as of the dates of the impairments.

     During the year ended December 31, 2002, we recorded an other than temporary impairment charge of $2,390,223 related to telecommunications and technology common stocks and a mutual fund investment. The charges for the equity investments were computed using the closing prices of the securities as of the dates of the impairments. The charge for the mutual fund was computed using information from our investment advisor.

     Consistent with our overall business and asset/liability management strategy, which focuses on sustaining adequate levels of core earnings, all securities purchased are held available for sale.

     U.S. Government and Agency Obligations and U.S. Government Sponsored Enterprises. At December 31, 2004, Rockville Bank’s U.S. Government and Agency securities portfolio totaled $2.0 million, and U.S. government sponsored enterprises totaled $24.1 million, all of which were classified as available for sale. There were no structured notes in the portfolio. While these securities generally provide lower yields than other investments in our securities investment portfolio, we maintain these investments, to the extent appropriate, for liquidity purposes, as collateral for borrowings and prepayment protection.

     Corporate Bonds. At December 31, 2004, Rockville Bank’s corporate bond portfolio totaled $29.3 million, all of which was classified as available for sale. The corporate bond portfolio had a book yield of 5.93% at December 31, 2004. Although corporate bonds may offer higher yields than U.S. Treasury or agency securities of comparable duration, corporate bonds also have a higher risk of default due to possible adverse changes in the credit-worthiness of the issuer. In order to mitigate this risk, our Investment Policy requires that corporate debt obligations be rated “A” by a nationally recognized rating agency. A security that is downgraded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment.

     Mortgage-Backed Securities. Rockville Bank purchases mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and lower our credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae and Ginnie Mae.

     Mortgage-backed securities are created by the pooling of mortgages and the issuance of a security with an interest rate which is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus our investments on mortgage-backed securities backed by one-to-four family mortgages. The issuers of such securities (generally U.S. government agencies and government sponsored entities, including Fannie Mae, Freddie Mac and Ginnie Mae) pool and resell the participation interests in the form of securities to investors such as Rockville Bank, and guarantee the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize our specific liabilities and obligations.

     At December 31, 2004, mortgage-backed securities totaled $67.4 million, or 7.6% of assets and 8.0% of interest earning assets, all of which were classified as available for sale. At December 31, 2004, 68% of the mortgage-backed securities were backed by adjustable rate loans and 32% were backed by fixed rate mortgage loans. The mortgage-backed securities portfolio had a book yield of 4.17% at December 31, 2004. The estimated fair value of our mortgage-backed securities at December 31, 2004 was $67.4 million, which is $68,000 more than the amortized cost of $67.3 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

     Marketable Equity Securities. We currently maintain a diversified equity securities portfolio. At December 31, 2004, our marketable equity securities portfolio totaled $11.5 million, or 1.3% of total assets, all of which were classified as available for sale. The portfolio consisted of $8.2 million of diversified common stock, $1.7 million of preferred stock issued by government agencies and $1.6 million of mutual funds. At December 31, 2004, our investments in marketable equity securities consisted of investments of $8.1 million in corporate issuers, and the maximum investment in any single issuer was $2.7 million. The industries represented by our common stock investments include services, consumer and financial. Our investments in preferred stock consisted of investments in two government agencies, and the maximum investment in any single issuer was $1.0 million. The total equity portfolio will not exceed 100% of the Tier I capital of the Bank.

     Investments in equity securities involve risk as they are not insured or guaranteed investments and are affected by stock market fluctuations. Such investments are carried at their market value and can directly affect our net capital position.

     Municipal Obligations. These securities consist of obligations issued by states, counties and municipalities or their agencies and include general obligation bonds, industrial development revenue bonds and other revenue bonds. Our Investment Policy requires that such state agency or municipal obligations be rated “A” or better by a nationally recognized rating agency. A security that is down graded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment. At December 31, 2004, Rockville Bank’s state agency and municipal obligations portfolio totaled $1.5 million, all of which was classified as available for sale.

     Investment Securities Portfolio. The following table sets forth the carrying values of our investment securities portfolio at the dates indicated.

	At December 31,
	2004		2003		2002
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
	(In Thousands)
Available for Sale:
U.S. Government and agency obligations	$1,994	$1,984	$1,996	$2,006	$2,513	$2,591
U.S. Government sponsored enterprises	24,160	24,053	27,501	27,759	37,971	38,775
Mortgage-backed securities	67,290	67,359	52,386	52,745	30,155	31,319
Corporate debt securities	28,384	29,289	30,019	32,035	34,375	35,437
Other debt securities	1,434	1,506	1,540	1,611	1,886	1,951
Marketable equity securities	8,310	11,490	8,105	11,115	8,105	8,396
Non-marketable equity securities	326	326	326	326	326	326

Total available for sale	$131,898	$136,007	$121,873	$127,597	$115,331	$118,795

     Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2004 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. State agency and municipal obligations as well as common and preferred stock yields have not been adjusted to a tax-equivalent basis. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2004, mortgage-backed securities with adjustable rates totaled $45.5 million.

			More Than One Year		More Than Five Years
	One Year or Less		through Five Years		through Ten Years		More Than Ten Years		Total Securities

		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average		Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Carry Value	Yield

	(Dollars in thousands)
Debt Securities:
U.S. Government and agency obligations	$1,984	2.10%	$—	—%	$—	—%	$—	—%	$1,984	2.10%
U.S. Government sponsored enterprises	—	—	20,053	3.39	4,000	4.60	—	—	24,053	3.59
Mortgage-backed securities	—	—	1,384	5.32	8,770	4.05	57,205	4.16	67,359	4.17
Corporate debt securities	5,618	6.25	23,671	5.85	—	—	—	—	29,289	5.93
Other debt securities	—	—	271	6.89	466	4.66	769	4.60	1,506	5.02

Total debt securities	7,602		45,379		13,236		57,974		124,191	4.44
Marketable equity securities	—		—		—		11,490		11,490
Non-marketable equity securities	—		—		—		326		326

Total securities available for sale	$7,602		$45,379		$13,236		$69,790		$136,007

Sources of Funds

     General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the Federal Home Loan Bank of Boston may be used in the short-term to compensate for reductions in deposits and to fund loan growth.

     Deposits. A majority of our depositors are persons who work or reside in Hartford and Tolland Counties and, to a lesser extent, other northeastern Connecticut communities. We offer a selection of deposit instruments, including checking, savings, money market deposit accounts, negotiable order of withdrawal (NOW) accounts and fixed-term certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We do not accept brokered deposits.

     Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. To attract and retain deposits, we rely upon personalized customer service, long-standing relationships and competitive interest rates.

     The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on historical experience, management believes our deposits are relatively stable. Recent bank consolidation activity has provided Rockville Bank with opportunities to attract new deposit relationships. It is unclear whether the recent growth in deposits will reflect our historical, stable experience with deposit customers. The ability to attract and maintain money market accounts and certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2004 and 2003, $279.5 million and $197.6 million, or 40.4% and 37.2%, respectively, of our deposit accounts were certificates of deposit, of which $190.1 million and $128.3 million, respectively, had maturities of one year or less.

     The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At December 31,
	2004			2003			2002
			Weighted			Weighted			Weighted
			Average			Average			Average
	Balance	Percent	Rate	Balance	Percent	Rate	Balance	Percent	Rate
	(Dollars in Thousands)
Deposit type:
Demand deposits	$77,972	11.3%	0.00%	$53,247	10.0%	0.00%	$44,560	8.7%	0.00%
NOW accounts	88,768	12.8	0.30	71,133	13.4	0.40	66,484	12.9	0.74
Regular savings	161,215	23.3	0.60	147,161	27.7	0.60	131,837	25.6	1.19
Money market and investment savings	84,789	12.2	1.48	62,577	11.8	1.16	50,367	9.8	1.66
Club accounts	205	0.0	2.04	168	0.0	2.04	139	0.0	2.04

Total transaction accounts	412,949	59.6	0.60	334,286	62.9	0.57	293,387	57.0	0.99

Certificates of deposit	279,549	40.4	2.55	197,643	37.1	2.49	220,908	43.0	3.30

Total deposits	$692,498	100.0%	1.39%	$531,929	100.0%	1.28	$514,295	100.0%	1.98

     As of December 31, 2004, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $73.7 million. The following table sets forth the maturity of those certificates as of December 31, 2004.

At
December 31, 2004
(In Thousands)
Three months or less	$8,278
Over three months through six months	12,334
Over six months through one year	32,495
Over one year to three years	12,944
Over three years	7,645

Total	$73,696

     The following table sets forth the certificates of deposit classified by interest rate as of the dates indicated.

	At December 31,
	2004	2003	2002
	(In Thousands)
Interest Rate:
0.00% - 1.00%	$1,518	$1,392	$—
1.01% - 2.00%	103,397	111,334	48,574
2.01% - 3.00%	102,121	26,108	66,521
3.01% - 4.00%	38,699	26,235	47,887
4.01% - 5.00%	24,279	19,863	29,629
5.01% - 6.00%	6,181	9,123	21,919
6.01% - 7.00%	3,354	3,588	6,378

Total	$279,549	$197,643	$220,908

     The following table sets forth the amounts and maturities of certificates of deposit at December 31, 2004.

							Percentage
							of Total
		Over One	Over Two	Over Three			Time
	Less Than	Year to Two	Years to	Years to			Deposit
	One Year	Years	Three Years	Four Years	Thereafter	Total	Accounts
	(Dollars in Thousands)
Interest Rate:
0.00% - 1.00%	$1,505	$6	$7	$—	$—	$1,518	1%
1.01% - 2.00%	90,211	12,097	1,073	4	12	103,397	37
2.01% - 3.00%	87,914	11,938	2,015	254	—	102,121	36
3.01% - 4.00%	6,550	716	2,498	18,893	10,042	38,699	14
4.01% - 5.00%	729	3,009	13,509	400	6,632	24,279	9
5.01% - 6.00%	532	2,100	3,549	—	—	6,181	2
6.01% - 7.00%	2,706	648	—	—	—	3,354	1

Total	$190,147	$30,514	$22,651	$19,551	$16,686	$279,549	100%

     The following table sets forth the interest-bearing deposit activities for the years indicated.

	Years Ended December 31,
	2004	2003	2002
	(In Thousands)
Beginning balance	$478,682	$469,735	$447,854

Net increase in deposits before interest credited	127,373	850	10,052
Interest credited	8,471	8,097	11,829

Net increase in deposits	135,844	8,947	21,881

Ending balance	$614,526	$478,682	$469,735

     Advances From Federal Home Loan Bank. Our borrowings consist solely of advances from and a line of credit with the Federal Home Loan Bank of Boston. At December 31, 2004, we had an available line of credit with the Federal Home Loan Bank of Boston in the amount of $10.0 million and access to additional Federal Home Loan Bank advances of up to $123.6 million. The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or For the Years Ended December 31,
	2004	2003	2002
	(Dollars in Thousands)
FHLB Advances:

Maximum amount of advances outstanding at any month end during the year:	$128,062	$115,230	$133,874
Average advances outstanding during the year:	106,134	105,703	113,730

Balance outstanding at end of year	118,015	105,153	105,283

Weighted average interest rate during the year:	4.33%	4.64%	5.24%
Weighted average interest rate at the end of year:	4.21%	4.42%	4.71%

Properties

     We conduct substantially all of our business through 16 banking offices and our automated teller machines (“ATM”), including four stand-alone ATM facilities.

	Owned	Year	Date of
	Or	Acquired	Lease
Location	Leased	Or Leased	Expiration
Main Office:
25 Park Street Rockville, CT	Own	1895	N/A

Branches:(1)
1703 Boston Turnpike Coventry, CT	Lease	2004	2004

265 Ellington Road(2) East Hartford, CT	Lease	2001	2006

67 Prospect Hill Road(2) East Windsor, CT	Lease	2001	2006

12 Main Street Ellington, CT	Lease	1987	2007

65 Palomba Drive(2) Enfield, CT	Lease	2001	2007	(4)

231 Hazard Avenue Enfield, CT	Own	1997	N/A

341 Broad Street Manchester, CT	Lease	2001	2006	(3)

234 Tolland Turnpike(2) Manchester, CT	Lease	1996	2006	(3)

20 Hyde Avenue Rockville, CT	Own	1992	N/A

612 Main Street Somers, CT	Lease	1970	2008

1645 Ellington Road South Windsor, CT	Own	2001	N/A

89 Sullivan Avenue South Windsor, CT	Lease	1985	2006

(table and footnotes continued)

	Owned	Year	Date of
	Or	Acquired	Lease
Location	Leased	Or Leased	Expiration
275 Mountain Road Suffield, CT	Own	2001	N/A

159 Merrow Road Tolland, CT	Lease	2004	2005	(5)

Route 83 at Pitkin Street Vernon, CT	Lease	1978	2008	(4)

ATM Facilities:

Scitico Plaza Enfield, CT	Lease	2000	2005	(4)

Southfield Road Somers, CT	Lease	2004	2008	(4)

Evergreen Walk (2 facilities) South Windsor, CT	Lease	2004	2007

Total

(1)	A branch application has been approved for a bank office in Glastonbury, Connecticut.

(2)	Supermarket banking facility.

(3)	Has one (1) remaining renewal option for a five (5) year term.

(4)	Has two (2) remaining renewal options each for five (5) year terms.

(5)	A branch is currently being built in a nearby location to replace this banking facility.

Subsidiary Activities

     We currently have the following subsidiaries all of which are incorporated in Connecticut: SBR Mortgage Company, SBR Investment Corp., Inc., and Rockville Financial Services, Inc.

     SBR Mortgage Company. Established in December 1998, SBR Mortgage Company operates as Rockville Bank’s “passive investment company” (“PIC”). A 1998 Connecticut statute allows for the creation of PICs. A properly created and maintained PIC allows Rockville Bank to contribute its real estate loans to the PIC, where they are serviced. The PIC does not recognize income generated by the PIC for the purpose of Connecticut business corporations tax, nor does Rockville Bank recognize income for these purposes on the dividends it receives from the PIC. Since its establishment, our PIC has allowed us, like many other banks with Connecticut operations, to experience substantial savings on the Connecticut business corporations tax that otherwise would have applied.

     SBR Investment Corp., Inc. Established in January 1995, SBR Investment Corp., Inc. was established to maintain an ownership interest in a third-party registered broker-dealer, Infinex Investments, Inc. Infinex provides broker/dealer services for a number of banks, and to the Bank’s customers through Rockville Financial Services, Inc.

     Rockville Financial Services, Inc. Established in May 2002, Rockville Bank currently offers brokerage and investment advisory services through a contract with a non-affiliated registered broker-dealer. In addition, Rockville Financial Services, Inc. offers to customers of Rockville Bank insurance and non-deposit investments, including, but not limited to, mutual funds and annuities. This service is offered through Infinex, which operates an office at Rockville Bank and offers customers a range of non-deposit investment products including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. Rockville Bank receives a portion of the commissions generated by Infinex from sales to customers. For the year ended December 31, 2004, Rockville Bank received fees of $427,000 through its relationship with Infinex.

Rockville Bank Foundation, Inc.

     Rockville Bank Foundation, Inc., which is a private charitable foundation, was established in May 1998. This foundation, which is not a subsidiary of Rockville Bank, provides grants to individuals and not-for-profit organizations within the communities that Rockville Bank serves. Through December 31, 2004, Rockville Bank contributed $1.7 million in cash and marketable equity securities with a cost basis and fair market value of $303,000 and $1.7 million, respectively, at the date of contribution and transfer to the foundation. At December 31, 2004, the foundation had assets of approximately $1.6 million. The foundation’s Board of Directors consists of two officers of Rockville Bank and the Chairman of the Board, the Vice Chairman of the Board, and one corporator of Charter Oak Community Bank Corp. These individuals also serve as the Board of Directors of Rockville Bank Community Foundation, Inc., which is being established in connection with the offering. After the offering, Rockville Bank will continue to maintain the current foundation, but does not expect to make any further contributions to it. The existence of Rockville Bank’s current foundation is not expected to have an impact on the business and affairs of Rockville Bank Community Foundation, Inc.

Legal Proceedings

     We are not involved in any pending legal proceedings as a defendant other than routine legal proceedings occurring in the ordinary course of business. At December 31, 2004, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

Personnel

     As of December 31, 2004, we had 145 full-time employees and 34 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.

Bank Owned Life Insurance

     During the year ended December 31, 2004 and 2003, Rockville Bank purchased $2,000,000 and $6,000,000 of Bank Owned Life Insurance (“BOLI”). These policies were purchased for the purpose of protecting Rockville Bank against the cost/loss due to the death of key employees and to offset Rockville Bank’s future obligations to its employees under various retirement and benefit plans.

FEDERAL AND STATE TAXATION

Federal Taxation

     General. Rockville Financial, Inc. and Rockville Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Rockville Financial, Inc.’s and Rockville Bank’s tax returns have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Rockville Financial, Inc. or Rockville Bank.

     Method of Accounting. For Federal income tax purposes, Rockville Financial, Inc. and Rockville Bank currently report their income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns.

     Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the “1996 Act”), Rockville Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of the 1996 Act, Rockville Bank was required to use the specific charge off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2004 Rockville Bank had no reserves subject to recapture in excess of its base year.

     Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Rockville Bank failed to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift-related recapture rules. At December 31, 2004, our total federal pre-1988 base year reserve was approximately $1.2 million. However, under current law, pre-1988 base year reserves remain subject to recapture if Rockville Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

     Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the “Code”), imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences which we refer to as “alternative minimum taxable income.” The AMT is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain AMT payments may be used as credits against regular tax liabilities in future years. Rockville Bank has not been subject to the AMT and has no such amounts available as credits for carryover.

     Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2004, Rockville Bank had no net operating loss carryforwards for federal income tax purposes.

     Corporate Dividends-Received Deduction. Rockville Financial, Inc. may exclude from its income 100% of dividends received from Rockville Bank as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

State Taxation

     Connecticut State Taxation. Charter Oak Community Bank Corp., Rockville Financial, Inc. and Rockville Bank, are subject to the Connecticut corporation business tax. All three entities are or will be required to pay the regular corporation business tax (income tax).

     The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (9% for the fiscal year ending December 31, 2004) to arrive at Connecticut income tax.

     In 1998, the State of Connecticut enacted legislation permitting the formation of passive investment companies by financial institutions. This legislation exempts qualifying passive investment companies from the Connecticut corporation business tax and excludes dividends paid from a passive investment company from the taxable income of the parent financial institution. Rockville Bank established a passive investment company, SBR Mortgage Company, in December 1998 and eliminated the state income tax expense of Rockville Bank effective December 31, 1998 through December 31, 2004. The State of Connecticut continues to be under pressure to find new sources of revenue, and therefore could propose legislation to eliminate the passive investment company exemption. If such legislation were enacted, Rockville Bank would be subject to state income taxes in Connecticut.

     None of Charter Oak Community Bank Corp., Rockville Financial, Inc. nor Rockville Bank are currently under audit with respect to their income tax returns, and their state tax returns have not been audited for the past five years.

SUPERVISION AND REGULATION

General

     Rockville Bank is a Connecticut–chartered stock savings bank, all of the common stock of which is currently owned by Charter Oak Community Bank Corp., a Connecticut–chartered mutual holding company. Following the reorganization in connection with the offering, Rockville Bank will be a wholly-owned subsidiary of Rockville Financial, Inc., a stock corporation, 55% of the common stock of which will be held by Charter Oak Community Bank Corp. Rockville Bank’s deposits are insured up to applicable limits by the FDIC through the Bank Insurance Fund. Rockville Bank is subject to extensive regulation by the Connecticut Banking Department, as its chartering agency, and by the Federal Deposit Insurance Corporation, as its deposit insurer. Rockville Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Banking Department concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers. Rockville Financial, Inc., as a bank holding company, will be subject to regulation by and is required to file reports with the Federal Reserve Bank of Boston. Any change in such regulations, whether by the Connecticut Banking Department, the FDIC or the FRB, could have a material adverse impact on Rockville Bank or Rockville Financial, Inc. See “RISK FACTORS – We Operate in a Highly Regulated Environment and We May Be Adversely Affected by Changes in Laws and Regulations” on page 25.

Connecticut Banking Laws And Supervision

     Connecticut Banking Commissioner. The Commissioner regulates internal organization as well as the deposit, lending and investment activities of state chartered banks, including Rockville Bank. The approval of the Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the Commissioner, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

     Lending Activities. Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, however, total “fully” secured (secured by readily marketable collateral) and unsecured loans made to any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank’s capital and allowance for loan losses.

     Dividends. A savings bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a savings bank in any year may not exceed the sum of a bank’s net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit a savings bank’s ability to pay dividends. No dividends may be paid to a Connecticut bank’s shareholders if such dividends would reduce shareholders’

equity below the amount of the liquidation account required by the Connecticut conversion regulations.

     Branching Activities. Any Connecticut-chartered bank meeting certain statutory requirements may, with the Commissioner’s approval, establish and operate branches in any town or towns within the state and establish mobile branches.

     Investment Activities. Connecticut law requires the Board of Directors of each Connecticut bank to adopt annually an investment policy to govern the types of investments it makes, and to periodically review a bank’s adherence to its investment policy. The investment policy must establish standards for the making of prudent investments and procedures for divesting investments no longer deemed consistent with a bank’s investment policy. In recent years, Connecticut law has expanded bank investment activities.

     Connecticut banks may invest in debt securities and debt mutual funds without regard to any other liability to the Connecticut bank of the maker or issuer of the debt securities and debt mutual funds, if the debt securities and debt mutual funds are rated in the three highest rating categories or otherwise deemed to be a prudent investment, and so long as the total amount of debt securities and debt mutual funds of any one issuer will not exceed 25% of the Bank’s total capital and allowance for loan losses and the total amount of all its investments in debt securities and debt mutual funds will not exceed 25% of its assets. In addition, a Connecticut bank may invest in certain government and agency obligations according to the same standards as debt securities and debt mutual funds except without any percentage limitation.

     Similarly, Connecticut banks may invest in equity securities and equity mutual funds without regard to any other liability to the Connecticut bank of the issuer of equity securities and equity mutual funds, so long as the total amount of equity securities and equity mutual funds of any one issuer does not exceed 25% of the bank’s total capital and allowance for loan losses and the total amount of the bank’s investment in all equity securities and equity mutual funds does not exceed 25% of the bank’s total capital and allowance for loan losses.

     Powers. In recent years, Connecticut law has expanded banks’ powers. Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Insurance Commissioner. Connecticut law authorizes a new form of Connecticut bank known as an uninsured bank. An uninsured bank has the same powers as insured banks except that it does not accept retail deposits and is not required to insure deposits with the FDIC. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act (“BHCA”) or the Home Owners’ Loan Act (“HOLA”), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner unless the Commissioner disapproves the activity.

     Assessments. Connecticut banks are required to pay annual assessments to the Connecticut Banking Department to fund the Department’s operations. The general assessments are paid pro-rata based upon a bank’s asset size.

     Enforcement. Under Connecticut law, the Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Commissioner’s enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

Federal Regulations

     Capital Requirements. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as Rockville Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier I capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier I capital is the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

     The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s “risk-based capital ratio.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one-to-four family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.

     State non-member banks such as Rockville Bank, must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

     The Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”) required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.

     As a bank holding company, Rockville Financial, Inc. will be, subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. On a pro forma consolidated basis, after the offering, Rockville Financial, Inc.’s pro forma shareholders’ equity will exceed these requirements.

     Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. More recently, the agencies have established standards for safe guarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

     Investment Activities. Since the enactment of the FDICIA, all state-chartered FDIC insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC permit exceptions to these limitations. For example, state chartered banks, such as Rockville Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Stock Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Rockville Bank received grandfathered authority from the FDIC to invest in listed stock and/or registered shares. The maximum permissible investment is 100% of Tier I Capital, as specified by the FDIC’s regulations, or the maximum amount permitted by Connecticut law, whichever is less. Such grandfathered authority may be terminated upon the FDIC’s determination that such investments pose a safety and soundness risk to Rockville Bank or if it converts its charter or undergoes a change in control. As of December 31, 2004, Rockville Bank had $11.5 million of securities which were held under such authority. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the BIF. The FDIC has adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) specifies that a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

     Interstate Branching. Beginning June 1, 1997, the Interstate Banking Act (the “IBA”) permitted the responsible federal banking agencies to, under certain circumstances, approve acquisition transactions between banks located in different states, regardless of whether the acquisition would be prohibited under the law of the two states. The IBA also permitted a state to “opt in” to the provisions of the IBA before June 1, 1997, and permitted a state to “opt out” of the provisions of the IBA by adopting appropriate legislation before that date. In 1995, Connecticut affirmatively “opted-in” to the provisions of the IBA. Accordingly, beginning June 1, 1997, the IBA permitted a Connecticut-chartered bank to acquire institutions in a state other than Connecticut unless the other state had opted out of the IBA. The IBA also authorizes de novo branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

     Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

     The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier I risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2004, Rockville Bank was a “well capitalized” institution.

     “Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

     Transactions with Affiliates. Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such savings bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term “covered transaction” includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

     Further, Section 22(h) of the FRA restricts an institution with respect to loans to directors, executive officers, and principal shareholders (“insiders”). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution’s total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the Board of Directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank’s employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

     Enforcement. The FDIC has extensive enforcement authority over insured savings banks, including Rockville Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

     The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Insurance Of Deposit Accounts

     The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution’s financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. BIF members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980’s to recapitalize the Federal Savings and Loan Insurance Corporation. For the years ended December 31, 2004 and 2003, the total FDIC assessment was $89,000 and $159,000, respectively, for Rockville Bank. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of Rockville Bank.

     The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of Rockville Bank does not know of any practice, condition or violation at Rockville Bank that might lead to termination of deposit insurance.

Federal Reserve System

     The FRB regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts. Rockville Bank is in compliance with these requirements.

Federal Home Loan Bank System

     Rockville Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. Rockville Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2004 of $7.4 million. At December 31, 2004, Rockville Bank had $118.0 million in Federal Home Loan Bank advances.

     The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late l980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, a member bank affected by such reduction or increase would likely experience a reduction in its net interest income. Recent legislation has changed the structure of the Federal Home Loan Banks’ funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. For the years ended December 31, 2004 and 2003, cash dividends from the Federal Home Loan Bank to Rockville Bank amounted to approximately $188,000 and $183,000, respectively. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the Federal Home Loan Bank stock held by Rockville Bank.

Holding Company Regulation

     General. As a bank holding company, Rockville Financial, Inc. will be subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. The Connecticut Banking Commissioner will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Connecticut Banking Commissioner waives this five year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

     Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

     As a bank holding company, Rockville Financial, Inc. must obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

     The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers’ checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

     Dividends. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

     Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.

     Financial Modernization. The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. Rockville Financial, Inc. has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Miscellaneous Regulation

     Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require pre-approval by the company’s audit committee members. In addition, the audit partners must be rotated. The bill requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Sarbanes-Oxley Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the Board of Directors or the board itself.

     Longer prison terms will also be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan “blackout” periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Sarbanes-Oxley Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution (“FAIR”) provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

     The Sarbanes-Oxley Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company’s “registered public accounting firm” (“RPAF”). Audit Committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not. Under the Sarbanes-Oxley Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statements materially misleading. The Sarbanes-Oxley Act also requires the SEC to prescribe rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. The Sarbanes-Oxley Act requires the RPAF that issues the audit report to attest to and report on management’s assessment of the company’s internal controls. In addition, the Sarbanes-Oxley Act requires that each financial report required to be prepared in accordance with (or reconciled to) generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC. We anticipate that we will incur additional expense in complying with the Sarbanes-Oxley Act. However, we do not expect that such expense will have a material impact on our results of operations or financial condition.

     Community Reinvestment Act. Under the Community Reinvestment Act (CRA), as amended as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Rockville Bank’s latest FDIC CRA rating was “satisfactory.”

     Connecticut has its own statutory counterpart to the CRA which is also applicable to Rockville Bank. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Commissioner to consider, but not be limited to, a bank’s record of performance under Connecticut law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Rockville Bank’s most recent rating under Connecticut law was “satisfactory.”

     Consumer Protection And Fair Lending Regulations. Rockville Bank is subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.

     The USA PATRIOT Act. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Certain provisions of the Act impose affirmative obligations on a broad range of financial institutions, including savings banks, like Rockville Bank. These obligations include enhanced anti-money laundering programs, customer identification programs and regulations relating to private banking accounts or correspondence accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States).

     The federal banking agencies have begun to propose and implement regulations pursuant to the USA PATRIOT Act. These proposed and interim regulations would require financial institutions to adopt the policies and procedures contemplated by the USA PATRIOT Act.

     Conversion of Charter Oak Community Bank Corp. to Stock Form. Connecticut law permits Charter Oak Community Bank Corp. to convert from the mutual form of organization to the capital stock form of organization (a “Conversion Transaction”). There can be no assurance when, if ever, a Conversion Transaction will occur, and the Board of Directors has no current intention or plan to undertake a Conversion Transaction. In a Conversion Transaction a new holding company would be formed as the successor to Rockville Financial, Inc. (the “New Holding Company”), Charter Oak Community Bank Corp.’s corporate existence would end, and certain depositors of Rockville Bank would receive the right to subscribe for additional shares of the New Holding Company. In a Conversion Transaction, each share of common stock held by stockholders other than Charter Oak Community Bank Corp. (“Minority Stockholders”) would be automatically converted into a number of shares of common stock of the New Holding Company determined pursuant an exchange ratio that ensures that Minority Stockholders own the same percentage of common stock in the New Holding Company as they owned in Rockville Financial, Inc. immediately prior to the Conversion Transaction. The total number of shares held by Minority Stockholders after a Conversion Transaction also would be increased by any purchases by Minority Stockholders in the stock offering conducted as part of the Conversion Transaction.

Dividend Waivers By Charter Oak Community Bank Corp.

     It has been the policy of a number of mutual holding companies to waive the receipt of dividends declared by their savings institution subsidiary. In connection with its approval of the reorganization however, it is expected that the Federal Reserve Board will impose certain conditions on the waiver by Charter Oak Community Bank Corp. of dividends paid on the common stock by Rockville Financial, Inc. In particular, the Federal Reserve Board is expected to require that Charter Oak Community Bank Corp. obtain the prior approval of the Federal Reserve Board before Charter Oak Community Bank Corp. may waive any dividends from Rockville Financial, Inc. As of the date hereof, we are not aware that the Federal Reserve Board has given its approval to any waiver of dividends of any mutual holding company that has requested such approval.

     We also expect that the terms of the Federal Reserve Board approval of the reorganization will require that the amount of any dividends waived by Charter Oak Community Bank Corp. will not be available for payment to its public stockholders of Rockville Financial, Inc. (i.e., stockholders other than Charter Oak Community Bank Corp.) and that such amounts will be excluded from Rockville Financial, Inc.’s capital for purposes of calculating dividends payable to the public stockholders. Moreover, Rockville Bank is required to maintain the cumulative amount of dividends waived by Charter Oak Community Bank Corp. in a restricted capital account that would be added to the liquidation account established in the reorganization. This amount would not be available for distribution to public stockholders. The restricted capital account and liquidation account amounts would not be reflected in Rockville Bank’s financial statements, but would be considered as a notational or memorandum account of Rockville Bank. These accounts would be maintained in accordance with the laws, rules, regulations and policies of the Connecticut Banking Department and the Plan of Reorganization and Minority Stock Issuance. For additional information regarding the possible second step reorganization of Charter Oak Community Bank Corp., see “SUMMARY – Possible Conversion of Charter Oak Community Bank Corp. to Stock Form” on page 18.

     Charter Oak Community Bank Corp. does not expect initially to waive dividends declared by Rockville Financial, Inc. If Charter Oak Community Bank Corp. decides that it is in its best interest to waive a particular dividend to be paid by Rockville Financial, Inc. and the Federal Reserve Board approves such waiver, then Rockville Financial, Inc. would pay such dividend only to its public stockholders. The amount of the dividend waived by Charter Oak Community Bank Corp. would be treated in the manner described above. Charter Oak Community Bank Corp.’s decision as to whether or not to waive a particular dividend will depend on a number of factors, including Charter Oak Community Bank Corp.’s capital needs, the investment alternatives available to Charter Oak Community Bank Corp. as compared to those available to Rockville Financial, Inc., and the possibility of regulatory approvals. We cannot guarantee:

•	that after the reorganization, Charter Oak Community Bank Corp. will waive dividends paid by Rockville Financial, Inc.;

•	that, if we make application to waive a dividend, the Federal Reserve Board will approve such dividend waiver request; or

•	what conditions may be imposed by the Federal Reserve Board on any dividend waiver.

Federal Securities Laws

     Rockville Financial, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the shares of common stock to be issued pursuant to the offering. Upon completion of the offering, Rockville Financial, Inc. common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Rockville Financial, Inc. will continue to be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

     The registration under the Securities Act of 1933 of shares of common stock to be issued in the offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Rockville Financial, Inc. may be resold without registration. Shares purchased by an affiliate of Rockville Financial, Inc. will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Rockville Financial, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Rockville Financial, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Rockville Financial, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Rockville Financial, Inc. may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

MANAGEMENT

Shared Management Structure

     The directors of Rockville Financial, Inc. are those same persons who are the directors of Rockville Bank. There are four executive officers of Rockville Financial, Inc., each of whom is also an executive officer of Rockville Bank. Although there are no present plans to do so, both Rockville Financial, Inc. and Rockville Bank may choose to appoint additional or different persons as directors and executive officers in the future. We expect that Rockville Financial, Inc. and Rockville Bank will continue to have four common executive officers until there is a business reason to establish separate management structures. To date, directors and executive officers have been compensated for their services to Rockville Bank. These individuals may receive additional compensation for their services to Rockville Financial, Inc.

Directors of Rockville Financial, Inc.

     The Board of Directors of Rockville Financial, Inc. currently consists of 10 members. Directors serve four-year staggered terms so that approximately one-fourth of the directors are elected at each annual meeting of stockholders. The class of directors whose term of office expires at the first annual meeting of stockholders following completion of the offering, in 2006, are directors Kerkin and Engelson. The class of directors whose term expires at the second annual meeting of stockholders following completion of the offering, in 2007, are directors Sullivan and Chilberg. The class of directors whose term of office expires at the third annual meeting of stockholders following the completion of the offering, in 2008, are directors Bars, Mason, and Olson. The class of directors whose term of office expires at the fourth annual meeting of stockholders following the completion of the offering, in 2009, are directors Lefurge, Magdefrau and McGurk. The Bylaws of Rockville Financial, Inc., like those of Charter Oak Community Bank Corp. and Rockville Bank, provide that no person age 70 or older is eligible for election as a director. Ms. Sullivan and Mr. Kerkin are currently at ages that make them ineligible for reelection subsequent to the expiration of their current term.

Executive Officers of Rockville Financial, Inc.

     The following individuals are the executive officers of Rockville Financial, Inc. and hold the offices set forth below opposite their names.

Name	Age(1)	Position
William J. McGurk	63	President and Chief Executive Officer
Joseph F. Jeamel, Jr.	65	Executive Vice President
Gregory A. White	40	Senior Vice President, Chief Financial Officer and Treasurer
Judy Keppner	46	Secretary

(1)	As of December 31, 2004.

     The executive officers of Rockville Financial, Inc. are elected annually and hold office until their respective successors have been elected or until death, resignation, retirement or removal by the Board of Directors.

Directors of Rockville Bank

     Composition of our Board. Rockville Bank has 10 directors. Directors of Rockville Bank are elected to staggered terms as described above for Rockville Financial, Inc. provided that they are elected by Rockville Financial, Inc. as its sole stockholder.

     The following table states our directors’ names, their ages as of December 31, 2004, the calendar years when they began serving as directors and the years their current terms as directors will expire:

Directors	Age (1)	Position	Director Since (2)	Term Expires
Albert J. Kerkin, Jr.	71	Chairman	1992	2006
Betty R. Sullivan	71	Vice Chairwoman	1999	2007
William J. McGurk	63	President, Director	1981	2009
Michael A. Bars	49	Director	2003	2008
C. Perry Chilberg	56	Director	1999	2007
David A. Engelson	61	Director	1998	2006

(table continued)

Directors	Age (1)	Position	Director Since (2)	Term Expires
Raymond H. Lefurge, Jr.	55	Director	2003	2009
Stuart E. Magdefrau	50	Director	1995	2009
Thomas S. Mason	65	Director	1989	2008
Peter F. Olson	64	Director	1980	2008

(1)	As of December 31, 2004.

(2)	All directors were appointed to the Board of Directors of Rockville Financial, Inc. in 2005. The year indicated is the year each director was first elected or appointed to the Board of Directors of Rockville Bank.

     The Business Background of Our Directors and Executive Officers. The business experience for the past five years of each of our directors and executive officers is set forth below.

Directors:

     William J. McGurk joined Rockville Bank in 1980, as President and Chief Executive Officer. In 1981, Mr. McGurk was elected to the Board of Directors. He has over twenty-five years of commercial and thrift banking experience with Rockville Bank. He has extensive experience in the areas of retail and business lending, retail banking, asset management and marketing.

     Michael A. Bars is a partner with the law firm of Kahan, Kerensky & Capossela, LLP, a general practice law firm located in Vernon, Connecticut.

     C. Perry Chilberg is the Vice President and majority owner of Bergson Tire, Co., Inc., an automotive tire retail business and a manufacturer of truck tire retreads, located in Ellington, Connecticut.

     David A. Engelson was, for nineteen years, the Supervisory Principal of Center Road Elementary School, located in Vernon, Connecticut, until he retired in 2002. He is currently an Executive Director of Hockanum Valley Community Council, Inc., a social service agency, located in Vernon, Connecticut.

     Albert J. Kerkin, Jr. was, for 10 years, the Superintendent of Schools for Vernon, until he retired in 1992.

     Raymond H. Lefurge, Jr. is a certified public accountant. He is an owner of the tax and auditing services firm of Lefurge & Gilbert, PC, CPAs, located in Vernon, Connecticut, where he also holds the position of President.

     Stuart E. Magdefrau is a certified public accountant. He is the managing partner of Magdefrau Renner & Ciaffaglione LLC, CPAs, with offices located in West Hartford and Vernon, Connecticut.

     Thomas S. Mason was, for over thirty years, the owner, President and Treasurer of L. Bissell and Son Inc., an insurance agency, located in Rockville, Connecticut, until he retired in 1995.

     Peter F. Olson is the owner of Ladd & Hall Co., Inc., a privately held retail furniture company located in Rockville, Connecticut.

     Betty R. Sullivan held various offices at Rockville Bank, including Vice President and Senior Lending Officer until she retired in 1999.

Executive Officers Who Are Not Directors:

     Joseph F. Jeamel, Jr., Executive Vice President, joined Rockville Bank in October 1990. Mr. Jeamel most recently served as Senior Vice President and Chief Financial Officer until December 2003 at which time he was promoted to his current position. Mr. Jeamel is 65 years old.

     Charles J. DeSimone, Jr. is Senior Vice President, Senior Loan Officer of Rockville Bank. Mr. DeSimone has held these positions since December 2002, when he first joined Rockville Bank. Prior to December 2002, he served as the Senior Vice President and Chief Credit Officer at Southington Savings Bank located in Southington, Connecticut. Mr. DeSimone is 61 years old.

     Kristen A. Johnson, Senior Vice President, Human Resources and Organizational Development Officer, joined Rockville Bank in December 1996. She has also served as Human Resources and Administrative Services Officer for the Bank. Ms. Johnson is 38 years old.

     Ratna Ray, Senior Vice President, Chief Information Officer, joined Rockville Bank in September 1994. Prior to 1994, Ms. Ray served as Systems Coordinator for Derby Savings Bank and Operations and MIS Officer for Burritt Interfinancial Bancorp in New Britain, Connecticut. Ms. Ray is 58 years old.

     Laurie A. Rosner, Senior Vice President, Marketing and Administrative Services Officer, joined Rockville Bank in July 1991. She has served in various positions at Rockville Bank, including Assistant Corporate Secretary. Ms. Rosner is 40 years old.

     Richard J. Trachimowicz, Senior Vice President, Retail Banking Officer, joined Rockville Bank in May 1996. Prior to 1996, Mr. Trachimowicz served as Manager of Sales and Customer Service for Northeast Savings, located in Hartford, Connecticut. Mr. Trachimowicz is 50 years old.

     Gregory A. White, Senior Vice President, Chief Financial Officer and Treasurer, joined Rockville Bank in December 2003. Mr. White is a Chartered Financial Analyst and has previously served as Vice President at Federal Home Loan Bank of Boston, Vice President at Webster Bank and Senior Vice President at Mechanics Savings Bank. Mr. White is 40 years old.

Meetings of the Board of Directors and Committees

     Rockville Bank’s Board of Directors meets on a monthly basis and may hold additional special meetings. During the year ended December 31, 2004, Rockville Bank’s Board of

Directors held 12 regular meetings and 2 special meetings. No director attended fewer than 75% of such meetings.

Committees of Rockville Financial, Inc.

     Rockville Financial, Inc. will establish standing audit, compensation and nominating committees following the offering.

     The Audit Committee will review audit reports and related matters to ensure effective compliance with regulations and internal policies and procedures. This committee also will engage an accounting firm to perform Rockville Financial, Inc.’s annual audit, and will act as a liaison between the auditors and the Board of Directors. The Audit Committee will be comprised of directors who are “independent” under the current Nasdaq listing standards. As a non-registered SEC Company, we have not been required to designate an “audit committee financial expert” pursuant to the Sarbanes-Oxley Act of 2002 or the Securities and Exchange Commission regulations. However, we believe Messrs. Lefurge and Magdefrau will qualify as “financial experts.”

     The Human Resources Committee, the name that Rockville Financial, Inc. will give the committee serving compensation committee functions, will establish Rockville Financial, Inc.’s compensation policies and will review compensation matters. The Human Resources Committee will consist of directors who are “independent” under the current NASDAQ listing standards.

     The Nominating Committee will meet annually in order to nominate candidates for membership on the Board of Directors. This committee will consist of directors who are “independent” under the current NASDAQ listing standards.

Director Compensation

     Director Fees. Rockville Financial, Inc. currently pays no fees for service on the Board of Directors or Board committees, but may pay fees for Board or committee service after the offering consistent with the extent of the business activities of Rockville Financial, Inc. Rockville Bank pays each non-employee director an annual retainer of $9,000 and $750 for each board or committee meeting that he or she attends. In addition to the above fees, the Chairman of the Board also receives an annual retainer of $19,200, and the Vice Chairman of the Board, the Audit Committee Chairman, and the Human Resources Committee Chairman receive annual retainers of $10,200. Rockville Bank paid fees totaling $258,656 to directors for the fiscal year ended December 31, 2004.

Deferred Compensation Plan

     Rockville Bank maintains the Rockville Bank Non-Qualified Deferred Compensation Plan for Directors, a non-qualified plan that permits directors of Rockville Bank to defer all or part of their total fees for a plan year in 25% increments. The participants in the Non-Qualified Deferred Compensation Plan direct the investment of their deferred amounts among several investment funds. Participants elect the method of payment of their deferral accounts either on a date certain or upon termination of their service as a director. Participants may elect to receive the deferral amounts in a lump sum payment or in consecutive annual or biweekly installments over a period not to exceed five years.

Human Resources Committee Interlocks and Insider Participation

     The members of the Human Resources Committee of the Board of Directors during the fiscal year ending December 31, 2004 were David A. Engelson, Chairman; Peter F. Olson, Vice Chairman; William J. McGurk, Betty Sullivan and Albert J. Kerkin, Jr. During 2004, Mr. McGurk was President of Rockville Bank and a member of the Board of Directors of Rockville Bank. Ms. Sullivan was an officer of Rockville Bank until her retirement on May 14, 1999. Mr. McGurk will not serve as a member of the Human Resources Committee following the Offering, although he will attend the non-executive session portions of the Committee’s meetings. Additionally, there were no Human Resources Committee “interlocks” during 2004, which generally means that no executive officer of Rockville Bank served as a director or member of the compensation committee of another entity, one of whose executive officers served as a Director or member of the Human Resources Committee.

Executive Officer Compensation

     Summary Compensation Table. The following table sets forth certain information as to the total remuneration paid by Rockville Bank during the year ended December 31, 2004 to the President and Chief Executive Officer of Rockville Bank and the four other most highly compensated executive officers of Rockville Bank. Each of the individuals listed on the table below is referred to as a Named Executive Officer.

	Annual Compensation (1)
				Long-Term
				Compensation
		Salary	Bonus	LTIP	All Other
Named Executive Officer	Year	($)(2)	($)(3)	Payouts (4)	Compensation (5)
William J. McGurk President and Chief Executive Officer	2004	$307,513	$152,183	$25,580	$43,418	(6)

Joseph F. Jeamel, Jr. Executive Vice President	2004	$158,097	$72,785	$13,727	$36,411	(7)

Charles J. DeSimone, Jr. Senior Vice President, Senior Loan Officer	2004	$128,449	$54,718	$5,351	$1,573	(8)

Richard Trachimowicz Senior Vice President, Retail Banking	2004	$111,675	$47,229	$9,956	$460	(9)

Ratna Ray Senior Vice President and Chief Information Officer	2004	$102,537	$44,656	$9,021	$765	(10)

(footnotes on following page)

(1)	Summary compensation information is excluded for the years ended December 31, 2003 and 2002 as Rockville Financial, Inc. was not a public company during these periods.

(2)	In addition to the base salaries, amounts disclosed in this column include amounts deferred under the Rockville Bank 401(k) Plan. Base salaries are reviewed on an annual basis and may be increased in the future. Current annual salaries are as follows: Mr. McGurk $360,000; Mr. Jeamel $185,000; Mr. DeSimone $144,000; Mr. Trachimowicz $130,000; and Ms. Ray $110,000.

(3)	Amounts represent the dollar value of cash bonuses earned in 2004 under the Short Term Incentive Plan.

(4)	Amounts represent payments in 2004 under the Executive Group Incentive Plan.

(5)	Includes matching contributions allocated under the 401(k) plan for the 2004 plan year of $6,150; $6,121; $5,478; $3,350; and $3,360, on behalf of Mr. McGurk, Mr. Jeamel, Mr. DeSimone, Mr. Trachimowicz, and Ms. Ray, respectively. Does not include the aggregate amount of perquisites or other personal benefits, which was less than $50,000 or 10% or the total annual salary and bonus reported.

(6)	Includes $6,813 which represents the economic benefit of employer-paid premiums for split-dollar life insurance; $30,396 for benefits accrued under the December 2004 supplemental executive retirement plan; $2,645 for a car allowance; and $3,564 for the payment of group term life insurance premiums for coverage in excess of $50,000.

(7)	Includes $753 which represents the economic benefit of employer-paid premiums for split-dollar life insurance; $31,748 for benefits accrued under the December 2004 supplemental executive retirement plan; and $3,910 for the payment of group term life insurance premiums for coverage in excess of $50,000.

(8)	Includes $1,573 for the payment of group term life insurance premiums for coverage in excess of $50,000.

(9)	Includes $460 for the payment of group term life insurance premiums for coverage in excess of $50,000.

(10)	Includes $765 for the payment of group term life insurance premiums for coverage in excess of $50,000.

Executive Group Incentive Plan

     LTIP. The Executive Group Incentive Plan is a long-term incentive plan (“LTIP”) designed to reward executive management for contributing to the profitability of Rockville Bank. Cash bonuses may be awarded under the LTIP to the President and Chief Executive Officer, Executive Vice President and certain Senior Vice Presidents. Rockville Bank awards LTIP bonuses to participants if Rockville Bank’s return on assets for a particular calendar year is equal to or greater than the average return on assets of the defined peer banks in Connecticut. The LTIP is administered by the Human Resources Committee of the Board of Directors of Rockville Bank.

     The aggregate LTIP award payable for a particular calendar year equals 2% of Rockville Bank’s net operating income for that year. Cash bonuses awarded under the LTIP are allocated to each eligible participant on a pro rata basis, in the same proportion that his or her regular annual salary bears to the aggregate of eligible participants’ regular annual salary. Participants are eligible for an allocation of LTIP awards for a particular calendar year if they remain employed on the date bonuses are distributed under the LTIP, or die or retire after being awarded an LTIP bonus for such calendar year. All Named Executive Officers participate in the LTIP.

     LTIP awards are generally payable in cash, net of all applicable state and federal taxes, in three equal and consecutive annual installments beginning on or before March 15 of the first year following the performance year. Participants who have attained their normal retirement age in the performance year receive full payment of their LTIP award in a lump sum cash payment on or before March 15 of the year following the performance year. Participants forfeit payment of their LTIP award if they terminate their employment before full payment has been made, unless they terminate employment after reaching their normal retirement age or as a result of their disability or death.

     The LTIP was terminated effective as of January 1, 2005 and the following table sets forth information regarding the final payout of awards.

Long Term Incentive Plans – Awards in Last Fiscal Year

		Performance Period
	Cash Bonus	Ending
Name	Award(a)	December 31, 2004(b)
William J. McGurk	$38,189	02/03/05
Joseph F. Jeamel, Jr,	$20,254	02/03/05
Charles J. DeSimone, Jr.	$9,412	02/03/05
Richard J. Trachimowicz	$14,666	02/03/05
Ratna Ray	$13,331	02/03/05

(a)	Represents final payout of LTIP awards for the 2002 and 2003 calendar years. Rockville Bank did not award LTIP bonuses for the 2004 calendar year.

(b)	Date of final payment of the LTIP awards for 2002 and 2003. The LTIP was terminated effective as of January 1, 2005. There will be no future payouts under the plan.

Short Term Incentive Plan

     Rockville Bank maintains a Short Term Incentive Compensation Plan (“STIP”) for the benefit of certain employees. The STIP is designed to award participants who attain and exceed management performance goals. The Board of Directors formulates a rate of distribution for STIP awards in cash, based on Rockville Bank’s performance, measured by the Bank’s attainment of three to four key performance indicators such as growth, efficiency ratio, return on average assets or return on equity. To be eligible for a STIP award, a participant must be employed by April 30 of the plan year and remain employed through the date of disbursement. Under the STIP, awards of up to 55% of salary may be paid in cash to Rockville Bank’s President and Chief Executive Officer, up to 50% for the Executive Vice President, up to 45% for senior officers and up to 20% for other officers. In connection with adopting the Officer Incentive Compensation Plan, Rockville Bank terminated the STIP effective as of January 1, 2005.

Officer Incentive Compensation Plan

     Effective as of January 1, 2005, Rockville Bank established an Officer Incentive Compensation Plan (“OICP”). The OICP is a short-term management incentive plan designed to provide all officers the potential to earn additional incentive awards depending on the profitability of Rockville Bank and the individual performance of participants in the OICP. The

Human Resources Committee establishes the percentage of base salary levels for the CEO and his direct reports. Each year, senior management will identify a level of earnings, consistent with the Board approved annual business plan, that Rockville Bank must achieve before incentive awards are made available under the OICP. The Human Resources Committee then establishes the targets. To be eligible for an award, a participant must be employed as an officer as of May 30 of the plan year and remain employed through the date of disbursement. Under the OICP, awards of up to 57% of salary may be paid in cash to Rockville Bank’s President and Chief Executive Officer, up to 52% for the Executive Vice President, up to 47% for senior officers and such other percentages as are determined for other officers.

Employment Agreements

     In connection with the reorganization and offering, Rockville Bank will enter into employment agreements with the Bank’s executive management group, consisting of the following officers: William J. McGurk (President and Chief Executive Officer), Joseph J. Jeamel, Jr. (Executive Vice President), Gregory A. White (Senior Vice President, Chief Financial Officer and Treasurer), Charles J. DeSimone, Jr. (Senior Vice President, Chief Loan Officer), Richard J. Trachimowicz (Senior Vice President, Retail Banking Officer), Kristen A. Johnson (Senior Vice President, Human Resources and Organizational Development Officer), Ratna Ray (Senior Vice President, Chief Information Officer) and Laurie A. Rosner (Senior Vice President, Marketing and Administrative Services Officer). The employment agreements are intended to ensure that Rockville Bank and Rockville Financial, Inc. will be able to maintain a stable and competent management base after the offering. The continued success of Rockville Bank and Rockville Financial, Inc. depends to a significant degree on the skills and competence of the executive management group.

     The employment agreement for Mr. McGurk will provide for a term ending on December 31, 2009, which may be extended by agreement to December 31, 2010. The employment agreement will provide for a base salary of $360,000, which will be reviewed annually by the Human Resources Committee. In addition, the employment agreement will provide for discretionary annual incentive compensation based upon satisfaction of performance targets as determined by the Human Resources Committee. Mr. McGurk will also participate in such executive compensation and employee benefit plans as Rockville Bank may, from time to time, offer to its executives and employees, including the Supplemental Executive Retirement Plan, the Supplemental Savings and Retirement Plan and the Retiree Medical/Drug, Dental and Life Insurance Plan. Mr. McGurk will be covered by a term life insurance policy in the face amount of $1.4 million at Rockville Bank’s expense. Mr. McGurk will also be provided with the following fringe benefits: an automobile owned or leased by Rockville Bank, membership at country club and the services of a tax and personal financial planning professional. Any reimbursements to Mr. McGurk in respect of such fringe benefits will be equal on an after-tax basis to the costs incurred by Mr. McGurk.

     Mr. McGurk’s employment agreement will provide for termination for cause, as defined in the employment agreement, at any time. If Rockville Bank chooses to terminate Mr. McGurk’s employment for reasons other than cause, or if Mr. McGurk resigns from Rockville Bank after specified circumstances that would constitute good reason, as defined in the employment agreement, Mr. McGurk or, if he dies, his beneficiary, would be entitled to receive a severance benefit in the amount of three times the sum of his base salary and his potential annual incentive compensation for the year of termination or, if higher, his actual annual incentive compensation for the year prior to the year of termination, payable in monthly installments over the 36 months following his termination. In addition, Mr. McGurk will be entitled to a pro-rata portion of the annual incentive compensation potentially payable to him for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. If Mr. McGurk elects to continue his health plan coverage under COBRA, Rockville Bank will pay Mr. McGurk on a monthly basis the after–tax cost of such COBRA coverage. Following the end of the COBRA period, if the maximum COBRA coverage available to Mr. McGurk is less than three years, Rockville Bank will make a good faith effort to obtain insured coverage that is substantially comparable to the terminating COBRA coverage, which coverage will continue until the third anniversary of Mr. McGurk’s termination. If such insured coverage cannot be obtained or if Mr. McGurk determines that any substitute coverage is not substantially comparable to the COBRA coverage, Rockville Bank will pay to Mr. McGurk a lump sum amount equal on an after-tax basis to the present value of the total cost of retiree medical coverage under Rockville Bank’s health plan that would have been incurred if Mr. McGurk had participated in that plan until the third anniversary of his termination, calculated on the assumption that the cost of such coverage would remain unchanged from that in effect for the year in which the lump sum is paid. The provision of such insured coverage or the payment of such lump sum in the alternative will be subject to Mr. McGurk’s compliance with certain restrictive covenants set forth in the employment agreement, as more fully described below, and will be further subject to the requirement that Mr. McGurk not be eligible for coverage under another heath plan or Medicare. Mr. McGurk will also be eligible to receive a lump sum equal on an after-tax basis to the present value of the amount that would have been paid for coverage under Rockville Bank’s long-term disability plan and group life insurance plan had he remained employed until the third anniversary of the date of his termination.

     If Rockville Bank terminates Mr. McGurk’s employment for reasons other than cause within two years after a change in control of Rockville Bank or Rockville Financial, Inc., or if Mr. McGurk resigns from Rockville Bank after specified circumstances that would constitute good reason, as defined in the employment agreement, after a change in control of Rockville Bank or Rockville Financial, Inc., Mr. McGurk or, if he dies, his beneficiary, will be entitled to the same benefits as described above that are payable upon an involuntary termination without cause or a voluntary termination for good reason outside of a change in control context except that the severance benefit payable in the amount of three times the sum of his base salary and his potential annual incentive compensation for the year of termination or, if higher, his actual annual incentive compensation for the year prior to the year of termination, will be payable not later than 15 days after his termination instead of in the form of monthly installments over the 36 months following his termination. In the event of a potential change in control or a change in control, Rockville Bank and Rockville Financial, Inc. will be obligated to establish a rabbi trust and deposit therein cash in an amount sufficient to provide for full payment of the potential obligations under the employment agreement. If no actual change in control occurs within two years after a potential change in control, the rabbi trust may be revoked. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual’s base amount are deemed to be “excess parachute payments” if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payments in excess of the base amount, and the employer is not entitled to deduct such amount. Mr. McGurk’s benefits upon a change in control will not be limited to amounts that would be fully deductible and Rockville Bank and Rockville Financial, Inc. will be additionally obligated to reimburse Mr. McGurk for any excise tax he incurs on his benefits such that the net amount retained by Mr. McGurk, after deduction of the excise tax and any income and excise tax on such reimbursement, will be equal to the total payments he would otherwise be entitled to receive upon a change in control.

     If Mr. McGurk voluntarily terminates employment by retirement at or after age 60 or in the event of his death or disability, he will not be entitled to the severance benefit described above in the amount of three times the sum of his base salary and his annual incentive compensation. The only amounts that will be paid are his accrued compensation, a pro rata portion of his annual incentive compensation, and such benefits as may be provided under the terms of such stock and other plans in which he participates prior to his retirement, death or disability. Upon retirement or termination by reason of disability, Mr. McGurk will be entitled to reimbursement of his after-tax cost for COBRA and thereafter individual health coverage or an alternative lump sum calculated in the manner described above with respect to an involuntary termination without cause or a voluntary termination for good reason, except that such individual coverage or alternative lump sum will be payable with respect to the period beginning at the end of his COBRA coverage period and ending upon his attainment of Social Security retirement age. In the event of Mr. McGurk’s death, Rockville Bank will pay to Mr. McGurk’s surviving spouse an amount equal on an after-tax basis to her cost for COBRA coverage.

     In consideration for the compensation and benefits provided under his employment agreement, Mr. McGurk will be prohibited from competing with Rockville Bank and Rockville Financial, Inc. during the term of the employment agreement and for a period of two years following termination of Mr. McGurk’s employment for any reason. Prohibited competition will include engaging in any business of any savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, or other institution engaged in the business of accepting deposits or making loans, or any direct or indirect subsidiary or affiliate of any such entity, that conducts business in any county in which Rockville Bank or Rockville Financial, Inc. maintains an office as of Mr. McGurk’s date of termination or in any county in which Rockville Bank or Rockville Financial, Inc. had plans to open an office within six months after Mr. McGurk’s date of termination. The ownership of not more than one percent of the equity securities of any company having securities listed on an exchange or regularly traded in the over-the-counter market will not, of itself, be deemed prohibited competition under the employment agreement.

     As a condition to the receipt of any payments or benefits under the employment agreement, Mr. McGurk will be required to sign a general release of claims against Rockville Bank and Rockville Financial, Inc. The employment agreement provides for the forfeiture of outstanding options in the event of Mr. McGurk’s failure to comply with the noncompetition covenant described above and further provides for the forfeiture of incentive and equity-based compensation received during the prior 12 months in the event that Rockville Financial, Inc. is required to prepare an accounting restatement due to material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws and if Mr. McGurk knowingly or through gross negligence caused or failed to prevent such misconduct. The employment agreement also prohibits the making of any payment under the agreement that may be barred by an action or order issued by the Connecticut Banking Commissioner or the Federal Deposit Insurance Corporation.

     All reasonable costs and legal fees paid or incurred by Mr. McGurk in an action to enforce his rights under the employment agreement are payable by Rockville Bank unless such action is brought in bad faith or is frivolous. The employment agreement also provides that Rockville Bank and Rockville Financial, Inc. will indemnify Mr. McGurk to the fullest extent allowable under the certificate of incorporation or bylaws of Rockville Bank and Rockville Financial, Inc. or applicable law.

     The employment agreements with each of Gregory A. White (Senior Vice President, Chief Financial Officer), Charles J. DeSimone, Jr. (Senior Vice President, Chief Loan Officer), Richard J. Trachimowicz (Senior Vice President, Retail Banking Officer), Kristen A. Johnson (Senior Vice President, Human Resources and Organizational Development Officer), Ratna Ray (Senior Vice President, Chief Information Officer) and Laurie A. Rosner (Senior Vice President, Marketing and Administrative Services Officer) (collectively, the “Senior Vice Presidents”) will be identical. The employment agreement with Joseph J. Jeamel, Jr. (Executive Vice President) will be similar to the employment agreements with the Senior Vice Presidents except for the term. (Mr. Jeamel and the Senior Vice Presidents are sometimes collectively referred to herein as “they” or “them”.) The employment agreement with Mr. Jeamel will provide for a term ending on December 31, 2006, which may be extended by agreement to December 31, 2007. The employment agreements with the Senior Vice Presidents will provide for a three-year term. The term of the Senior Vice Presidents’ agreements will be extended on an annual basis unless written notice of non-renewal is given by the Human Resources Committee. The base salary that will be effective for Mr. Jeamel will be $185,000 and the base salary that will be effective for Mr. White, Mr. DeSimone, Mr. Trachimowicz, Ms. Johnson, Ms. Ray and Ms. Rosner will be $150,000, $144,000, $130,000, $112,000, $110,000 and $110,000, respectively. The employment agreements with Mr. Jeamel and the Senior Vice Presidents will provide for discretionary annual incentive compensation based upon satisfaction of performance targets as determined by the Human Resources Committee. Mr. Jeamel and the Senior Vice Presidents will also participate in such executive compensation and employee benefit plans as Rockville Bank may, from time to time, offer to its executives and employees. Mr. Jeamel will participate in the Supplemental Executive Retirement Plan, the Supplemental Savings and Retirement Plan, his Supplemental Executive Retirement Agreement dated January 27, 2004 and the Retiree Medical/Drug, Dental and Life Insurance Plan. The Senior Vice Presidents will participate in the Supplemental Savings and Retirement Plan and the Retiree Medical/Drug, Dental and Life Insurance Plan subject to satisfaction of the eligibility requirements applicable to the latter plan, as described in the plan. Mr. Jeamel will be paid an annual bonus during the term of his agreement in an amount equal on an after-tax basis to the cost of the annual premium under the split dollar life insurance policy purchased by Rockville Bank on his life in the face amount of $123,950. Rockville Bank will not pay such premium after the offering.

     Mr. Jeamel’s and the Senior Vice Presidents’ employment agreements will provide for termination for cause, as defined in the employment agreements, at any time. If Rockville Bank chooses to terminate their employment for reasons other than cause, or if they resign from Rockville Bank after specified circumstances that would constitute good reason, as defined in the employment agreement, they or, if they die, their beneficiary, would be entitled to receive a severance benefit in the amount of three times the sum of their base salary and their potential annual incentive compensation for the year of termination or, if higher, their actual annual incentive compensation for the year prior to the year of termination, payable in monthly installments over the 36 months following their termination. In addition, they will be entitled to a pro-rata portion of the annual incentive compensation potentially payable to them for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. If they elect to continue their health plan coverage under COBRA, Rockville Bank will pay them on a monthly basis the after–tax cost of such COBRA coverage. Following the end of the COBRA period, if the maximum COBRA coverage available to them is less than three years, Rockville Bank will make a good faith effort to obtain insured coverage that is substantially comparable to the terminating COBRA coverage, which coverage will continue until the third anniversary of their termination. If such insured coverage cannot be obtained or if they determine that any substitute coverage is not substantially comparable to the COBRA coverage, Rockville Bank will pay to them a lump sum amount equal on an after-tax basis to the present value of the total cost of retiree medical coverage under Rockville Bank’s health plan that would have been incurred if they had participated in that plan until the third anniversary of their termination, calculated on the assumption that the cost of such coverage would remain unchanged from that in effect for the year in which the lump sum is paid. The provision of such insured coverage or the payment of such lump sum in the alternative will be subject to their compliance with certain restrictive covenants set forth in their employment agreement, as more fully described below, and will be further subject to the requirement that they not be eligible for coverage under another heath plan or Medicare. They will also be eligible to receive a lump sum equal on an after-tax basis to the present value of the amount that would have been paid for coverage under Rockville Bank’s long-term disability plan and group life insurance plan had they remained employed until the third anniversary of the date of their termination.

     If Rockville Bank terminates the employment of Mr. Jeamel or any Senior Vice President for reasons other than cause within two years after a change in control of Rockville Bank or Rockville Financial, Inc., or if Mr. Jeamel or a Senior Vice President resigns from Rockville Bank after specified circumstances that would constitute good reason, as defined in the employment agreements, after a change in control of Rockville Bank or Rockville Financial, Inc., they or, if they die, their beneficiary, will be entitled to the same benefits as described above that are payable upon an involuntary termination without cause or a voluntary termination for good reason outside of a change in control context except that the severance benefit payable in the amount of three times the sum of their base salary and their potential annual incentive compensation for the year of termination or, if higher, their actual annual incentive compensation for the year prior to the year of termination, will be payable not later than 15 days after their termination instead of in the form of monthly installments over the 36 months following their termination. In the event of a potential change in control or a change in control, Rockville Bank and Rockville Financial, Inc. will be obligated to establish a rabbi trust and deposit therein cash in an amount sufficient to provide for full payment of the potential obligations under the employment agreements. If no actual change in control occurs within two years after a potential change in control, the rabbi trust may be revoked. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual’s base amount are deemed to be “excess parachute payments” if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payments in excess of the base amount, and the employer is not entitled to deduct such amount. Mr. Jeamel’s and the Senior Vice Presidents’ benefits upon a change in control will not be limited to amounts that would be fully deductible and Rockville Bank and Rockville Financial, Inc. will be additionally obligated to reimburse them for any excise tax they incur on their benefits such that the net amount retained by them, after deduction of the excise tax and any income and excise tax on such reimbursement, will be equal to the total payments they would otherwise be entitled to receive upon a change in control.

     If Mr. Jeamel or the Senior Vice Presidents voluntarily terminate employment by retirement at or after age 60 or in the event of their death or disability, they will not be entitled to the severance benefit described above in the amount of three times the sum of their base salary and their annual incentive compensation. The only amounts that will be paid are their accrued compensation, a pro rata portion of their annual incentive compensation, and such benefits as may be provided under the terms of such stock and other plans in which they participate prior to their retirement, death or disability. Upon retirement or termination by reason of disability, they will be entitled to reimbursement of their after-tax cost for COBRA and thereafter individual health coverage or an alternative lump sum calculated in the manner described above with respect to involuntary termination without cause or voluntary termination with good reason, except that such individual coverage or alternative lump sum will be payable with respect to the period beginning at the end of their COBRA coverage period and ending upon their attainment of Social Security retirement age. In the event of their death, Rockville Bank will pay their surviving spouse an amount equal on an after-tax basis to the spouse’s cost for COBRA coverage.

     In consideration for the compensation and benefits provided under their employment agreements, Mr. Jeamel and the Senior Vice Presidents will be prohibited from competing with Rockville Bank and Rockville Financial, Inc. during the term of their employment agreements and for a period of two years following termination of their employment for any reason; provided, however, that this restrictive covenant will not apply in the event of termination of employment by Rockville Bank without cause within two years following a change in control or in the event of voluntary termination for good reason within two years following a change in control or, with respect to the Senior Vice Presidents, in the event of voluntary termination other than for good reason. Prohibited competition will include engaging in any business of any savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, or other institution engaged in the business of accepting deposits or making loans, or any direct or indirect subsidiary or affiliate of any such entity, that conducts business in any county in which Rockville Bank or Rockville Financial, Inc. maintains an office as of their date of termination or in any county in which Rockville Bank or Rockville Financial, Inc. had plans to open an office within six months after their date of termination. The ownership of not more than one percent of the equity securities of any company having securities listed on an exchange or regularly traded in the over-the-counter market will not, of itself, be deemed prohibited competition under the employment agreements.

     As a condition to the receipt of any payments or benefits under the employment agreement, Mr. Jeamel and the Senior Vice Presidents will be required to sign a general release of claims against Rockville Bank and Rockville Financial, Inc. The employment agreement provides for the forfeiture of outstanding options in the event of their failure to comply with the noncompetition covenant described above and further provides for the forfeiture of incentive and equity-based compensation received during the prior 12 months in the event that Rockville Financial, Inc. is required to prepare an accounting restatement due to material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws and if they knowingly or through gross negligence caused or failed to prevent such misconduct. The employment agreements also prohibit the making of any payment under the agreements that may be barred by an action or order issued by the Connecticut Banking Commissioner or the Federal Deposit Insurance Corporation.

     All reasonable costs and legal fees paid or incurred by Mr. Jeamel or the Senior Vice Presidents in an action to enforce their rights under the employment agreements are payable by Rockville Bank unless such action is brought in bad faith or is frivolous. The employment agreements also provide that Rockville Bank and Rockville Financial, Inc. will indemnify them to the fullest extent allowable under the certificate of incorporation or bylaws of Rockville Bank and Rockville Financial, Inc. or applicable law.

     If a change in control of Rockville Bank or Rockville Financial, Inc. occurred and the employment of each of Messrs. McGurk, Jeamel, DeSimone and Trachimowicz and Madame Ray was terminated, the payments due under their employment agreements, based solely on their current base salary and the immediately preceding year’s annual incentive compensation and excluding any benefits or other payments that would be payable under their employment agreements or any employee benefit plans, would equal approximately $1,536,546, $773,355, $596,154, $531,687, and $463,968, respectively.

Change in Control Agreements

     In connection with the offering, Rockville Bank and Rockville Financial, Inc. will enter into change in control agreements with four additional senior officers (each, an “Officer”). Each change in control agreement will have an initial term ending December 31, 2005, which term will be extended on each January 1 thereafter for one additional year unless written notice is given by either party; provided, however, that no such notice by Rockville Bank or Rockville Financial, Inc. will be effective if a change in control or potential change in control has occurred prior to the date of such notice. If, following a change in control of Rockville Bank or Rockville Financial, Inc., the Officer’s employment is terminated without cause, or the Officer voluntarily resigns upon the occurrence of circumstances specified in the agreements constituting good reason, the Officer will receive a severance payment under the agreement equal to two times the sum of the Officer’s annual base salary and his or her potential annual incentive compensation for the year of termination or, if higher, his or her actual annual incentive compensation for the year prior to the year of termination. The Officer will also be entitled to a pro-rata portion of the annual incentive compensation potentially payable to him or her for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. Rockville Bank will also provide the Officer with a cash allowance for outplacement assistance in the amount of 20% of his or her annual base salary and annual incentive compensation taken into account for purposes of calculating the severance payment described above for expenses incurred during the 24 months following termination of employment. If the Officer elects to continue health plan coverage under COBRA, Rockville Bank will pay on a monthly basis the after–tax cost of such COBRA coverage. Notwithstanding the foregoing, if the aggregate payments and benefits which the Officer has a right to receive upon a change in control that are considered parachute payments under Section 280G of the Internal Revenue Code would be deemed to include an excess parachute payment, then if the payments are reduced to one dollar less than the amount that would trigger the application of the excess parachute payment rules (the “Non-Triggering Amount”) and if the Non-Triggering Amount less applicable taxes would be greater than the value of the benefits minus the excise tax on excess parachute payments and applicable taxes, then the benefits will automatically be reduced to the Non-Triggering Amount. Payments under the agreement are due not later than the fifteenth day following the Officer’s termination. As a condition to the receipt of payments under the agreement, the Officer will be required to sign a general release of claims against Rockville Bank and Rockville Financial, Inc.

Change in Control and Restrictive Covenant Agreements

     In connection with the offering, Rockville Bank and Rockville Financial, Inc. will enter into change in control and restrictive covenant agreements with five lending officers (each an “Officer”). Each change in control and restrictive covenant agreement will have an initial term ending December 31, 2005, which term will be extended on each January 1 thereafter for one additional year unless written notice is given by either party; provided, however, that no such notice by Rockville Bank or Rockville Financial, Inc. will be effective if a change in control or potential change in control has occurred prior to the date of such notice. If, following a change in control of Rockville Bank or Rockville Financial, Inc., the Officer’s employment is terminated without cause, or the Officer voluntarily resigns upon the occurrence of circumstances specified in the agreements constituting good reason, the Officer will receive a severance payment under the agreement equal to two times the sum of the Officer’s annual base salary and his or her potential annual incentive compensation for the year of termination or, if higher, his or her actual annual incentive compensation for the year prior to the year of termination. The Officer will also be entitled to a pro-rata portion of the annual incentive compensation potentially payable to him or her for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. Rockville Bank will also provide the Officer with a cash allowance for outplacement assistance in the amount of 20% of his or her annual base salary and annual incentive compensation taken into account to calculate the severance payment described above for expenses incurred during the 24 months following termination of employment. If the Officer elects to continue health plan coverage under COBRA, Rockville Bank will pay on a monthly basis the after–tax cost of such COBRA coverage. Notwithstanding the foregoing, if the aggregate payments and benefits which the Officer has a right to receive upon a change in control that are considered parachute payments under Section 280G of the Internal Revenue Code would be deemed to include an excess parachute payment, then if the payments are reduced to one dollar less than the amount that would trigger the application of the excess parachute payment rules (the “Non-Triggering Amount”) and the Non-Triggering Amount less applicable taxes would be greater than the value of the benefits minus the excise tax on excess parachute payments and applicable taxes, then the benefits will automatically be reduced to the Non-Triggering Amount. Payments under the agreement are due not later than the fifteenth day following the Officer’s termination. In consideration for payments under the agreement, the Officer will be prohibited from competing with Rockville Bank and Rockville Financial, Inc. during the term of the agreement and for a period of two years following termination of employment following a change in control of Rockville Bank or Rockville Financial, Inc. Prohibited competition will include engaging in any business of any savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, or other institution engaged in the business of accepting deposits or making loans, or any direct or indirect subsidiary or affiliate of any such entity, that conducts business in any county in which Rockville Bank or Rockville Financial, Inc. maintains an office as of the date of termination or in any county in which Rockville Bank or Rockville Financial, Inc. had plans to open an office within six months after the date of termination. The ownership of not more than one percent of the equity securities of any company having securities listed on an exchange or regularly traded in the over-the-counter market will not, of itself, be deemed prohibited competition under the change in control and restrictive covenant agreements. As a further condition to the receipt of payments under the agreement, the Officer will be required to sign a general release of claims against Rockville Bank and Rockville Financial, Inc.

Change in Control Severance Plan

     In connection with the offering, Rockville Bank and Rockville Financial, Inc. will adopt a Change in Control Severance Plan to provide benefits to eligible employees upon a change in control of Rockville Bank or Rockville Financial, Inc. Eligible employees are those with a minimum of one year of service with Rockville Bank as of the date of the change in control. Generally, all eligible employees, other than officers who will enter into separate employment or change in control or change in control and restrictive covenant agreements with Rockville Bank and Rockville Financial, Inc., will be eligible to participate in the plan. Under the plan, if a change in control of Rockville Bank or Rockville Financial, Inc. occurs, eligible employees who are terminated, or who terminate employment upon the occurrence of events specified in the plan, within 24 months of the effective date of the change in control, will be entitled to 1/26th of the sum of the employee’s annual base salary and his or her potential annual incentive compensation for the year of termination or, if higher, his or her actual annual incentive compensation for the year prior to the year of termination, multiplied by the employee’s total years of service with Rockville Bank. Subsidized COBRA coverage will also be made available to such employees for a period of weeks equal to the employee’s years of service with Rockville Bank multiplied by two.

Phantom Stock Plan

     Rockville Bank maintains the Rockville Bank Phantom Stock Plan for the benefit of certain executives and directors designated by the Human Resources Committee of the Board of

Directors. The Phantom Stock Plan creates a hypothetical or “phantom” share valued in accordance with an independent appraisal of Rockville Bank. If the value of the phantom share increases from year to year, the participants in the Phantom Stock Plan earn a benefit equivalent to the increase in value of the phantom shares allocated to their account; however, the value of a participant’s phantom shares may not increase more than 20% nor decrease more than 10% in any one year. During the year ended December 31, 2004, we recorded $966,000 of expense related to the Phantom Stock Plan which was based on the maximum annual increase of 20%.

     The Phantom Stock Plan includes an option portion and a retirement portion. The option portion is not available to directors. The Human Resources Committee of the Board of Directors determines from year to year the factors and methods used to allocate phantom shares under the option portion and the retirement portion. Any increase in value of the phantom shares awarded under the option portion of the Phantom Stock Plan is paid in a lump sum on the fifth anniversary of the grant of the shares. When a phantom stock option award is first made, a participant may irrevocably elect to defer payment from the fifth anniversary to the participant’s retirement age. The amount of the benefit is determined as of the fifth anniversary of the grant of the shares and it earns interest at the rate of 6% from the fifth anniversary until it is paid in a lump sum at the participant’s retirement age.

     A participant who terminates after retirement age is paid a benefit equal to the increase in value of the phantom shares awarded to the participant under the retirement portion of the Phantom Stock Plan. The benefit is determined as of the end of the year preceding the participant’s retirement age and paid with interest at the rate of 6% in monthly installments over a period of 15 years. If a participant terminates before retirement age, the participant is entitled to a benefit only if he or she has completed five years of service. The benefit is determined as the increase in value of the phantom shares awarded under the retirement portion of the Phantom Stock Plan as of the end of the year preceding the participant’s termination. This benefit is not paid until the participant reaches retirement age; however, if the participant terminates on account of death or disability, any increase in value of the phantom shares is paid at death or disability regardless of the number of years of service completed prior to death or disability.

     If a participant is terminated for cause prior to a change in control of Rockville Bank, the participant forfeits all phantom shares. In the event of a change in control, participants become immediately vested in their phantom shares. The value of the phantom shares is determined as of the end of the month preceding the change in control and any increase in their value is paid in a lump sum not later than 60 days after the change in control. A change in control is not considered to have occurred simply because Rockville Bank’s holding company demutualizes or stock is sold to the general public unless, in connection with that demutualization or sale of stock to the general public, any person other than Rockville Bank’s holding company acquires 10% of more of the stock. If the demutualization or sale of stock to the general public does not constitute a change in control, phantom stock awards are required to be converted to stock appreciation rights. The number and terms of such stock appreciation rights are determined by the Human Resources Committee of the Board of Directors so that the stock appreciation rights equitably reflect the value of the phantom stock awards prior to the demutualization or sale of stock to the general public. However, if a participant has one year or less to retirement age, that participant’s phantom stock benefit is required to be paid out rather than converted to stock appreciation rights.

     The Phantom Stock Plan is an unfunded obligation of Rockville Bank; however, Rockville Bank has purchased bank-owned life insurance to cover costs associated with the Phantom Stock Plan.

     Rockville Bank intends to terminate the Phantom Stock Plan on or before December 31, 2005 in accordance with the guidance issued by the Internal Revenue Service with respect to compliance with new Section 409A of the Internal Revenue Code.

Retirement Plan

     Rockville Bank maintains the Retirement Plan of Rockville Bank, a non-contributory defined benefit pension plan intended to satisfy the qualification requirements of Section 401(a) of the Internal Revenue Code. Employees of Rockville Bank become eligible to participate in the Retirement Plan once they reach age 21 and complete 1,000 hours of service in a consecutive 12-month period. Participants become fully vested in their accrued benefits under the Retirement Plan upon the completion of five years of vesting service after their 18th birthday. Participants are credited with one year of vesting service for each plan year in which they complete 1,000 hours of service.

     For participants hired on or after February 1, 1998, the normal retirement benefit under the Retirement Plan is the product of (a) the participant’s years of credited service (up to 30 years), multiplied by (b) 2% of the participant’s average annual earnings. For participants hired prior to February 1, 1998, the normal retirement benefit is the product of (a) the participant’s years of credited service (up to 20 years), multiplied by (b) 3% of the participant’s average annual earnings. The maximum annual retirement benefit is limited to 60% of average annual earnings. The minimum annual retirement benefit is $20 per month.

     In general, the Retirement Plan provides for a normal retirement monthly benefit that, unless deferred, is payable, on the first day of the month coincident with or next following the later of the participant’s 65th birthday or the fifth anniversary of his or her participation in the Retirement Plan (for employees who became participants before June 13, 1990, benefits are payable on the first day of the month coincident with or next following the participant’s 65th birthday). For participants who elect to postpone their normal retirement date, the Retirement Plan provides for a monthly benefit equal to the greater of (a) the normal retirement benefit, based on average annual earnings and credited service to the participant’s postponed retirement date, and (b) the normal retirement benefit payable if benefits commenced on the normal retirement date, increased by 8% for each 12-month period between the participant’s normal and postponed retirement date. Participants with at least 15 years of credited service (five years for participants employed on or before December 1, 1976) may elect to receive an early retirement benefit if the participant terminates employment within five years of his or her normal retirement date. The benefit of a participant who defers payment of early retirement benefits until his or her normal retirement date is calculated in the same manner as the normal retirement benefit, taking into account average annual earnings and credited service to the date of termination of employment. The benefit of a participant who elects to receive payment of early retirement benefits on the first day of the month coincident with or next following his or her termination of employment is equal to the greater of (a) the amount the participant would have received at his or her normal retirement date, reduced by .25% for each calendar month that payments commence prior to his or her normal retirement date, and (b) the amount the participant would have received at his or her normal retirement date, reduced by certain adjustment factors set forth in the Retirement Plan. In addition, a participant with at least five years of service may receive a disability pension benefit in the event of certain circumstances set forth in the Retirement Plan. Participants with five years of vesting service who terminate employment with Rockville Bank may also receive benefits under the Retirement Plan.

     The following table sets forth the estimated annual benefits payable upon a participant’s normal retirement at age 65 for the period ended December 31, 2004, assuming various levels of compensation and various specified years of service:(1)

Average	Years of Service
Annual Earnings	15	20	25	30

$ 50,000	$22,500	$30,000	$30,000	$30,000
$ 75,000	$33,750	$45,000	$45,000	$45,000
$100,000	$45,000	$60,000	$60,000	$60,000
$125,000	$56,250	$75,000	$75,000	$75,000
$150,000	$67,500	$90,000	$90,000	$90,000
$200,000	$90,000	$120,000	$120,000	$120,000
$225,000	$101,250	$135,000	$135,000	$135,000

     The approximate years of service credited under the Retirement Plan as of December 31, 2004 for the Named Executive Officers are as follows:

Name	Years of Service
William J. McGurk	20
Joseph F. Jeamel, Jr.	14
Charles J. DeSimone, Jr.	2
Richard J. Trachimowicz	9
Ratna Ray	10

(1)    Under the Internal Revenue Code, maximum annual benefits under the Retirement Plan are limited to $165,000 and the annual average earnings for calculation purposes are limited to $205,000 for the 2004 calendar year. Estimated annual benefits are computed on the basis of a straight life annuity with ten years certain and are not subject to offset. Estimated annual benefits are based on the benefit formula that applies for employees hired prior to February 1, 1998 (3% x average annual earnings x years of service (maximum 20 years)). For employees hired on or after February 1, 1998, a different benefit formula applies (2% x average annual earnings x years of service (maximum 30 years)).

     The Retirement Plan was closed to new employees beginning January 1, 2005. In addition, average annual earnings will be determined by averaging compensation earned during the last 60 consecutive months of credited service and the normal form of payment of benefits earned under the Retirement Plan will be changed to a straight life annuity. Notwithstanding these changes, in no event will a participant’s retirement benefit ever be less than his or her retirement benefit calculated as of December 31, 2004 on the basis of the prior definition of average annual earnings and the prior normal form of payment, which was a life annuity with ten years certain.

401(k) Plan

     Rockville Bank maintains the Rockville Bank 401(k) Plan, a tax-qualified plan under Section 401(a) of the Internal Revenue Code with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Employees become eligible to make salary reduction contributions to the 401(k) Plan and to receive any matching or discretionary contributions made to the 401(k) Plan by Rockville Bank on the first day of the calendar quarter coinciding with or next following the date that the employee has attained 21 years of age and completed at least 1,000 hours of service in a period of six to 12 consecutive calendar months.

     Under the 401(k) Plan, participants may elect to have Rockville Bank contribute up to 50% of their compensation each year, subject to certain limitations imposed by the Internal Revenue Code. The 401(k) Plan permits Rockville Bank to make discretionary matching and additional discretionary contributions to the 401(k) Plan. Participants in the 401(k) Plan may direct the investment of their accounts in several types of investment funds.

     Participants are always 100% vested in their elective deferrals, matching and discretionary matching contributions and related earnings under the 401(k) Plan. Participants become vested in any discretionary contributions and related earnings in 20% increments, beginning with the completion of two years of service and ending with the completion of six years of service. Participants also become 100% vested in any discretionary contributions and related earnings upon the attainment of normal retirement age (age 65). Participants are permitted to receive a distribution from the 401(k) Plan only in the form of a lump sum payment.

     Beginning January 1, 2005 all employees, even those who do not contribute to the 401(k) Plan, will receive an automatic 3% of pay “safe harbor” contribution that is fully vested instead of the matching contribution described above. Only new hires on and after January 1, 2005 will be eligible to receive such additional matching contributions as Rockville Bank may, in its discretion, decide to make, but these new hires will not be eligible to participate in Rockville Bank’s defined benefit Retirement Plan, as described above.

     Following the offering, the 401(k) Plan will add an additional investment alternative, the Rockville Financial, Inc. Common Stock Fund. The Rockville Financial, Inc. Common Stock Fund will permit participants to invest up to 100% of their deferrals in Rockville Financial, Inc. common stock. A participant who elects to purchase common stock in the offering through the 401(k) Plan will receive the same subscription priority and be subject to the same individual purchase limitations as if the participant had elected to make such purchase using other funds. See “THE REORGANIZATION AND STOCK OFFERING — Limitations on Common Stock Purchases” on page 140. The 401(k) Plan will purchase common stock for participants in the offering, to the extent that shares are available. After the offering, the 401(k) Plan will purchase shares in open market transactions. The 401(k) Plan will also be amended to allow Rockville Bank to make discretionary matching contributions in the form of common stock. Participants will direct the Stock Fund trustee on the voting of shares allocated to their 401(k) Plan accounts. Dividends paid on shares held in the Stock Fund will be used to purchase additional Shares.

Supplemental Executive Retirement Agreement

     Rockville Bank established a Supplemental Executive Retirement Agreement (the “Agreement”) for Joseph F. Jeamel, Jr. on January 27, 2004 to supplement Mr. Jeamel’s retirement benefits from other sources. Under the Agreement, Mr. Jeamel may receive an annual benefit of $27,636 for twenty years, payable in 240 monthly installments. Benefits payable under the Agreement will be forfeited in the event Mr. Jeamel is “terminated for cause” before a “change in control,” as determined in accordance with the terms of the Phantom Stock Plan.

Executive Split Dollar Life Insurance Agreements

     Effective June 25, 1994, Rockville Bank purchased an insurance policy on the life of Mr. McGurk in the face amount of $1,293,000 and entered into a split-dollar agreement with him pursuant to which the policy interests are divided between Rockville Bank and Mr. McGurk. The split dollar agreement provides that the death benefit is payable directly by the insurance company to Mr. McGurk’s named beneficiary after the Bank recovers its premium cost with interest at 4%. As a result, Rockville Bank has no benefit obligation to Mr. McGurk. The split dollar agreement was amended on June 3, 1998 to add a second insurance policy in the face amount of $1,146,592. In 1993, Rockville Bank purchased an insurance policy on the life of Mr. Jeamel in the face amount of $123,950 and also entered into a split-dollar agreement with him pursuant to which the policy interests are divided between Rockville Bank and Mr. Jeamel. The split dollar agreement provides that the death benefit is payable directly by the insurance company to Mr. Jeamel’s named beneficiary after the Bank recovers its premium cost. As a result, Rockville Bank has no benefit obligation to Mr. Jeamel. The premiums paid for the policies are recorded as an asset and any increases in cash surrender value of the policies is recorded as income. Increases in cash surrender value and collection of death benefits on the policies should be tax-free under current tax law.

     Rockville Bank will terminate the insurance policies and associated split dollar agreement with Mr. McGurk prior to the registration of the common stock with the Securities and Exchange Commission in order to avoid potential noncompliance with the prohibition under the Sarbanes-Oxley Act of 2002 against loans to executive officers and directors. Upon such termination, Rockville Bank will recover its premium cost with interest at 4% to the extent of the cash surrender value of the policies. No payments will be made to Mr. McGurk in connection with such termination. Rockville Bank will not terminate the insurance policy for Mr. Jeamel, but will instead discontinue making premium payments under the policy in order to comply with the Sarbanes-Oxley Act of 2002.

Death Benefits for Certain Officers

     Rockville Bank maintains an unfunded plan for a select group of officers whose lives have been insured by bank-owned life insurance pursuant to which $25,000 is payable to a beneficiary designated by the officer upon the death of the officer while actively employed by Rockville Bank or after the officer’s retirement in accordance with the terms of Rockville Bank’s defined benefit Retirement Plan. The benefits of the plan are provided solely from Rockville Bank’s general assets.

Supplemental Executive Retirement Plan

     Rockville Bank has adopted the Supplemental Executive Retirement Plan (the “SERP”) effective December 1, 2004, for the purpose of providing designated executives of Rockville Bank with supplemental retirement benefits. Messrs. McGurk and Jeamel have been designated by the Human Resources Committee for participation in the SERP. The SERP provides designated executives with a retirement benefit equal to 70% of the executive’s average annual earnings over the 12-month period during the last 120 months of employment producing the highest average or, if higher, the executive’s current annual earnings, which include base salary plus annual incentive compensation. The SERP benefit is offset by the executive’s benefits under the tax-qualified Retirement Plan and the Supplemental Savings and Retirement Plan. With respect to Mr. Jeamel, his SERP benefit is also offset by his benefits under his Supplemental Executive Retirement Agreement and his split dollar insurance policy. Participants in the SERP are entitled to their benefit upon the later of termination of employment or attainment of age 60, subject to the completion of five years of service with Rockville Bank. Benefits under the SERP are payable in monthly installments in the form of a straight life annuity unless the participant has made a lump sum election in accordance with the terms of the SERP. A participant may elect to receive all, none or a specified portion of his or her retirement benefit as a lump sum determined on the basis of the interest rate and mortality assumptions used to calculate benefits under the tax-qualified Retirement Plan. Any such lump sum election must be made prior to the date of the participant’s commencement of participation in the SERP; otherwise, such an election becomes effective only if the participant remains in the employment of Rockville Bank for the full 12 calendar months immediately following the date of the election (except in the case of death or disability) and payment of such lump sum pursuant to such election is not made until the fifth anniversary of the date on which payment would otherwise have been made. In the event that a participant who has made an election dies or becomes disabled during the 12-calendar month period following the election date, the requirement to remain employed during such 12-month period will be deemed to have been satisfied. Benefits under the SERP are not payable if barred by any action of the Connecticut Banking Commissioner or the Federal Deposit Insurance Corporation. Moreover, benefits are not payable if the participant is in breach of any noncompetition or other restrictive covenant agreement in such participant’s employment or change in control agreement or if the participant has been discharged from employment for cause. In the event of a participant’s death, the participant’s spouse will receive a benefit equal to 100% of the benefit that would have been provided from the SERP had the participant retired on the date of death and commenced benefits on the later of the date the participant would have attained age 60 or the date of the participant’s death; provided, however, that in calculating the participant’s benefit, the offset attributable to the participant’s tax-qualified Retirement Plan shall be determined on the basis of the 50% survivor annuity payable to the spouse under the tax-qualified Retirement Plan. Upon the death of a participant after benefits commence under the SERP, 100% of the benefit that the participant was receiving at the time of death will be continued to his or her spouse; provided, however, that if a participant previously received a lump sum payment of all or a portion of the participant’s retirement benefit, such death benefit to the participant’s surviving spouse shall be proportionately reduced. In the event of the death of a participant who has one or more children who is a dependent for federal income tax purposes and whose spouse dies while such child is a dependent, 100% of the benefit payable to the participant or the spouse, as the case may be, shall be continued to such dependent(s) for so long as any child remains a dependent. The Human

Resources Committee retains discretion to amend the SERP to comply with new Section 409A of the Internal Revenue Code and the regulations to be issued thereunder.

Supplemental Savings and Retirement Plan

     Rockville Bank has adopted the Supplemental Savings and Retirement Plan, which will be implemented in connection with the reorganization and offering. This plan provides restorative payments to executives designated by the Human Resources Committee who are prevented from receiving the full benefits contemplated by the tax-qualified Retirement Plan, 401(k) Plan and Employee Stock Ownership Plan. The Human Resources Committee has designated the following officers to participate in the plan: Messrs. McGurk, Jeamel, White, DeSimone, and Trachimowicz and Ms. Ray, Ms. Johnson and Ms. Rosner. The restorative payments under the plan consist of payments in lieu of shares that cannot be allocated to the participant’s account under the employee stock ownership plan, deferrals and payments for employer safe harbor or matching contributions that cannot be made under the 401(k) Plan due to the legal limitations imposed on the 401(k) Plan and payments for benefits that cannot be paid under the Retirement Plan due to legal limitations imposed on benefits payable from the Retirement Plan. The Human Resources Committee retains discretion to amend the SERP to comply with new Section 409A of the Internal Revenue Code and the regulations to be issued thereunder.

Retiree Medical/Drug, Dental and Life Insurance Plans

     Rockville Bank established the Retiree Medical/Drug Insurance Plan, the Retiree Dental Insurance Plan and the Retiree Life Insurance Plan to provide retiree welfare benefits to employees hired before March 1, 1993 who have at least five years of service and are age 62 or older. Participants in the Retiree Medical/Drug Insurance Plan and the Retiree Dental Insurance Plan may have to pay a percentage of the premiums payable under the plans, depending on their accumulated years of service and whether they retire before or after January 1, 1994.

     Participants hired before March 1, 1993 who have at least five years of service and are age 62 or older are eligible for life insurance coverage equal to the lesser of their final salary at retirement rounded to the next thousand or $100,000. At age 70, the life insurance coverage in effect as of a participant’s retirement date shall be reduced by 50%. Rockville Bank pays 100% of all premiums under the Retiree Life Insurance Plan.

Future Stock Benefit Plans

     Employee Stock Ownership Plan and Trust. We intend to implement an employee stock ownership plan in connection with the reorganization and offering. The Board of Directors of Rockville Bank intends to adopt the employee stock ownership plan, and the Board of Directors of Rockville Financial, Inc. intends to approve the employee stock ownership loan, effective at the closing of the offering. Employees who are at least 21 years old and who have completed at least 1,000 hours of service in a completed period of six to 12 consecutive calendar months are eligible to participate. As part of the offering, the employee stock ownership plan trust intends to borrow funds from Rockville Financial, Inc. and use those funds to purchase a number of shares equal to 8% of the total of the shares sold in the offering and those contributed to Rockville Bank

Community Foundation, Inc. Collateral for the loan will be the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Rockville Bank discretionary contributions to the employee stock ownership plan over a period of up to 10 years. The loan documents will provide that the loan may be repaid over a shorter period, without penalty for prepayments. It is anticipated that the interest rate for the loan will be a floating rate equal to the prime rate. Shares purchased by the employee stock ownership plan will be held in a suspense account for allocation among participants as the loan is repaid.

     Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan will be allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan will become vested in accordance with a graded vesting schedule providing full vesting after the completion of six years of credited service. A participant’s interest in his account under the plan will also fully vest in the event of termination of service due to a participant’s normal retirement, death, disability, or upon a change in control (as defined in the plan). Vested benefits will be payable in the form of common stock and/or cash and benefits are generally distributable upon a participant’s separation from service.

     Rockville Bank’s contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits. In any plan year, Rockville Bank may make additional discretionary contributions (beyond those necessary to satisfy the loan obligation) to the employee stock ownership plan for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders or which constitute authorized but unissued shares or shares held in treasury by Rockville Financial, Inc. The timing, amount and manner of discretionary contributions will be affected by several factors, including applicable regulatory policies, the requirements of applicable laws and regulations and market conditions. Rockville Bank’s contributions to the employee stock ownership plan are not fixed; therefore, benefits payable under the employee stock ownership plan cannot be estimated. Pursuant to SOP 93-6, we will be required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account. In the event of a change in control, the employee stock ownership plan will terminate.

     Plan participants will be entitled to direct the plan trustee on how to vote common stock credited to their accounts. The trustee will vote all allocated shares held in the employee stock ownership plan as instructed by the plan participants and unallocated shares and allocated shares for which no instructions are received will be voted in the same ratio on any matter as those shares for which instructions are given, subject to the fiduciary responsibilities of the trustee.

     The employee stock ownership plan must meet certain requirements of the Internal Revenue Code and the Employee Retirement Income Security Act (“ERISA”). Rockville Bank intends to request a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the employee stock ownership plan. Rockville Bank expects to receive a favorable determination letter, but cannot guarantee that it will.

     Stock Option Plan. We may implement a stock option plan for directors, officers and employees of Rockville Financial, Inc. and Rockville Bank after the offering. We will not implement this plan until at least one year after the offering. Any such plan would need to be approved by Rockville Financial, Inc.’s shareholders.

     We expect that the stock option plan would authorize the Human Resources Committee, or the full board, to grant options to purchase up to 10% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc., although we may decide to adopt a stock option plan providing for greater or fewer stock option grants. The stock option plan will have a term of 10 years. The Human Resources Committee will decide which directors, officers and employees will receive options and the terms of those options. Generally, no stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option will have a term that is longer than 10 years.

     Rockville Financial, Inc. may obtain the shares needed for this plan by issuing additional shares of common stock or through stock repurchases.

     Recognition and Retention Plan. We may implement a recognition and retention plan for the directors, officers and employees of Rockville Bank and Rockville Financial, Inc. after the offering. We will not implement this plan until at least one year after the offering. Any such plan would need to be approved by Rockville Financial, Inc.’s shareholders. We currently expect to grant awards under the recognition and retention plan, in an amount up to 4% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc., other than Charter Oak Community Bank Corp. although we may decide to adopt a recognition and retention plan providing for greater or fewer awards.

     The Human Resources Committee or the full board will decide which directors, officers and employees will receive restricted stock and the terms of those awards. We may obtain the shares of common stock needed for this plan by issuing additional shares of common stock or through stock repurchases.

     Restricted stock awards under this plan may contain restrictions that require continued employment for a period of time for the award to be vested. Awards are not vested unless the specified employment requirements are satisfied. However, pending vesting, the award recipient may have voting and dividend rights. When an award becomes vested, the recipient must include the current fair market value of the vested shares in his or her income for federal income tax purposes. We will be allowed a federal income tax deduction in the same amount. We will have to recognize compensation expense for accounting purposes ratably over the vesting period, equal to the fair market value of the shares on the original award date.

Transactions with Certain Related Persons

     In the ordinary course of business, Rockville Bank makes loans available to its directors, officers and employees. These loans are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as comparable loans to other borrowers. Management believes that these loans neither involve more than the normal risk of collection nor present other unfavorable features. Federal regulations permit executive officers and directors to participate in loan programs that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. Loans made to directors or executive officers, including any modification of such loans, must be approved by a majority of disinterested members of the Board of Directors. The interest rate on loans to directors and officers is the same as that offered to other employees.

Participation By Management in the Offering

     The following table sets forth information regarding intended common stock purchases by each of the directors and executive officers of Rockville Bank and their associates, and by all directors and executive officers as a group. These purchases of common stock are for investment purposes and not for resale. No individual has entered into a binding agreement to purchase this common stock and, therefore, actual purchases could be more or less than indicated. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. Directors and executive officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any recognition and retention plan awards or stock option grants that may be made no earlier than one year after the completion of the offering. The directors and officers have indicated their intention to purchase in the offering an aggregate of 371,000 shares of common stock, equal to 6.0%, 5.1%, 4.4% and 3.9% of the number of shares of common stock to the public, at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, respectively.

Directors	Aggregate Purchase Price	Number of Shares
William J. McGurk	$400,000	40,000
Michael A. Bars	$200,000	20,000
C. Perry Chilberg	$400,000	40,000
David A. Engelson	$300,000	30,000
Albert J. Kerkin, Jr.	$200,000	20,000
Raymond H. Lefurge, Jr.	$300,000	30,000
Stuart E. Magdefrau	$250,000	25,000
Thomas S. Mason	$100,000	10,000
Peter F. Olson	$400,000	40,000
Betty R. Sullivan	$100,000	10,000

(table continued)

Executive Officers Who Are Not Directors	Aggregate Purchase Price	Number of Shares
Charles J. DeSimone, Jr.	$100,000	10,000
Joseph F. Jeamel, Jr.	$250,000	25,000
Kristen A. Johnson	$80,000	8,000
Ratna Ray	$80,000	8,000
Laurie A. Rosner	$250,000	25,000
Richard J. Trachimowicz	$150,000	15,000
Gregory A. White	$150,000	15,000

THE REORGANIZATION AND STOCK OFFERING

General

     On December 8, 2004, the Boards of Directors of Rockville Bank and Charter Oak Community Bank Corp. adopted the Plan of Reorganization and Minority Stock Issuance, under which: (i) Rockville Financial, Inc. has been formed and (ii) Rockville Financial, Inc. will issue a minority of its capital stock to persons other than Charter Oak Community Bank Corp. as described immediately below. Rockville Financial, Inc. was formed in December 2004 with the issuance of 100 shares of common stock to Charter Oak Community Bank Corp., our mutual holding company. Rockville Financial, Inc. currently has no assets. Upon completion of the reorganization, Rockville Financial, Inc. will own 100% of the common stock of Rockville Bank. Majority share ownership and control of Rockville Financial, Inc. will be in Charter Oak Community Bank Corp. Rockville Bank, Charter Oak Community Bank Corp. and Rockville Financial, Inc. will all be state-chartered.

The Stock Offering

     Connecticut law requires that Charter Oak Community Bank Corp., our mutual holding company, own a majority of the outstanding shares of common stock of Rockville Financial, Inc. Accordingly, the shares that we are permitted to sell in the stock offering must represent a minority of our outstanding shares of common stock. Based on these restrictions, our Board of Directors has decided to sell 43% of our outstanding shares of common stock in the stock offering. In addition, we intend to contribute shares of common stock, equal to 2% of the shares outstanding following the offering, to Rockville Bank Community Foundation, Inc., a charitable foundation to be established by Rockville Bank. The remaining 55% will be held by Charter Oak Community Bank Corp.

     Charter Oak Community Bank Corp. has no plans, understandings or agreements, whether written or oral, to sell or otherwise dispose of its majority ownership interest in the common stock of Rockville Financial, Inc. However, Charter Oak Community Bank Corp. may convert to stock form in the future by offering its interest in Rockville Financial, Inc. for sale to depositors and others in a subscription and community offering. Charter Oak Community Bank Corp., however, has no plans to convert to stock form. Completion of the reorganization and the stock offering must be approved by the Connecticut Banking Commissioner, and the establishment of Rockville Financial, Inc. must be approved by the Federal Reserve Board. We have applied for those approvals and expect that they will be obtained in due course.

     The aggregate price of the shares of common stock sold in the offering will be within the offering range. The offering range of between $61.8 million and $83.6 million has been established by the Board of Directors, based upon an independent appraisal of the estimated pro forma market value of the common stock of Rockville Financial, Inc. The appraisal was prepared by FinPro, Inc., a consulting firm experienced in the valuation and appraisal of savings institutions. All shares of common stock to be sold in the offering will be sold at the same price per share. The independent appraisal will be affirmed or, if necessary, updated at the completion of the offering. See “How We Determined Stock Pricing and the Number of Shares to be Issued” on page 145 for additional information as to the determination of the estimated pro forma market value of the common stock.

     The following is a brief summary of all material aspects of the stock offering. Prospective purchasers should also carefully review the terms of the Plan of Reorganization and Minority Stock Issuance. A copy of the Plan of Reorganization and Minority Stock Issuance is available from Rockville Bank upon request and is available for inspection at the offices of Rockville Bank and at the Connecticut Banking Department. The Plan is also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION” on page 162.

Reasons for the Stock Offering

     The proceeds from the sale of common stock of Rockville Financial, Inc. will provide Rockville Bank with additional capital, which will be used to support future growth, internally or through acquisitions. The stock offering will also enable Rockville Financial, Inc. and Rockville Bank to increase their capital in response to any future regulatory capital requirements. Although Rockville Bank currently exceeds all regulatory capital requirements, the sale of common stock will assist Rockville Bank with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

     In addition, since Rockville Bank competes with local and regional banks not only for customers, but also for employees, we believe that the stock offering also will afford us the opportunity to attract and retain management and employees through various stock benefit plans, including incentive stock option plans, restricted stock plans and an employee stock ownership plan.

     After completion of the stock offering, the unissued common and preferred stock authorized by Rockville Financial, Inc.’s certificate of incorporation, as well as any treasury shares that may have been repurchased, will permit Rockville Financial, Inc. to raise additional equity capital through further sales of securities and may permit Rockville Financial, Inc. to issue securities in connection with possible acquisitions, subject to market conditions and any required regulatory approval. Rockville Financial, Inc. currently has no plans with respect to additional offerings of securities.

     The stock offering proceeds will provide additional flexibility to grow through acquisitions of other financial institutions or other businesses. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, Rockville Financial, Inc. will be in a position after the stock offering to take advantage of any such favorable opportunities that may arise. See “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page 29 for a description of our intended use of proceeds.

     After considering the advantages and disadvantages of the stock offering, as well as applicable fiduciary duties, the Board of Directors of Rockville Financial, Inc. unanimously approved the stock offering as being in the best interests of Rockville Financial, Inc., Rockville Bank, and Rockville Bank’s depositors and the communities we serve.

Offering of Common Stock

     Under the Plan of Reorganization and Minority Stock Issuance, up to 9,610,608 shares of Rockville Financial, Inc. common stock will be offered for sale, subject to certain restrictions described below, through a subscription and community offering.

     Subscription Offering. The subscription offering will expire at noon, Connecticut time, on May 2, 2005, unless otherwise extended by Rockville Bank and Rockville Financial, Inc. with the approval of the Commissioner. If the offering is not completed by June 16, 2005, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event of an extension of this type, all subscribers will be notified in writing of the time period within which subscribers must notify Rockville Bank of their intention to maintain, modify or rescind their subscriptions. If the subscriber rescinds or does not respond in any manner to Rockville Bank’s notice, the funds submitted will be refunded to the subscriber with interest at Rockville Bank’s regular passbook savings rate, and/or the subscriber’s withdrawal authorizations will be terminated. In the event that the offering is not completed, all funds submitted and not previously refunded pursuant to the subscription and community offering will be promptly refunded to subscribers with interest at Rockville Bank’s regular passbook savings rate, and all withdrawal authorizations will be terminated.

     Subscription Rights. Under the stock issuance plan, nontransferable subscription rights to purchase the shares of common stock have been issued to persons and entities entitled to purchase the shares of common stock in the subscription offering. The amount of shares of common stock which these parties may purchase will depend on the availability of the common stock for purchase under the categories described in the stock issuance plan. Subscription priorities have been established for the allocation of common stock to the extent that the common stock is available. These priorities are as follows:

     Priority 1: Eligible Account Holders. Subject to the maximum purchase limitations, each depositor with $500 or more on deposit at Rockville Bank, as of the close of business on March 31, 2003, will receive nontransferable subscription rights to subscribe for up to $250,000 of common stock.

     If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing eligible account holders so as to permit each one, to the extent possible, to purchase a number of shares sufficient to make the person’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled; however, no fractional shares shall be issued. If the amount so allocated exceeds the amount subscribed for by any one or more eligible account holders, the excess shall be reallocated, one or more times as necessary, among those eligible account holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied.

     To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on March 31, 2003. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of eligible account holders who are also directors or officers of Rockville Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in the twelve months preceding March 31, 2003.

     Priority 2: Tax-Qualified Employee Plans. The stock issuance plan provides that tax-qualified employee plans of Charter Oak Community Bank Corp., Rockville Financial, Inc., or Rockville Bank, such as the employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 5% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. The employee stock ownership plan intends to purchase up to 8% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc. If the employee stock ownership plan’s subscription is not filled in its entirety the employee stock ownership plan may purchase shares of common stock in the open market.

     Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by eligible account holders and the tax-qualified employee plans, and subject to the maximum purchase limitations, each depositor with $500 or more on deposit, as of the close of business on December 31, 2004, will receive nontransferable subscription rights to subscribe for up to $250,000 of common stock.

     If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing supplemental eligible account holders so as to permit each supplemental eligible account holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to total qualifying deposits of all subscribing supplemental eligible account holders.

     To ensure proper allocation of common stock, each supplemental eligible account holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at December 31, 2004. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

     Priority 4: Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscription of Eligible Account Holders, Tax-Qualified Employee Plan and Supplemental Eligible Account Holders, employees, officers and directors of Rockville Bank or Rockville Financial, Inc. who are not Eligible Account Holders or Supplemental Eligible Account Holders shall receive, without payment, non-transferable subscription rights to subscribe for up to $250,000 of common stock.

     In the event that employees, officers and directors subscribe for a number of shares, which, when added to the shares subscribed for by Eligible Account Holders, Tax-Qualified Plans and Supplemental Eligible Account Holders, is in excess of the total shares offered, the subscriptions of such employees, officers and directors will be allocated on a pro rata basis based on the size of each person’s order.

     Priority 5: Corporators. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and employees, officers and directors, Corporators of Charter Oak Community Bank Corp. who are not otherwise entitled to subscription rights above shall receive without payment, non-transferable subscription rights to subscribe for up to $250,000.

     In the event that such Corporators subscribe for a number of shares, which, when added to the shares subscribed for under all previous categories, is in excess of the total shares offered, the subscriptions of such Corporators will be allocated on a pro rata basis based on the size of each such Corporator’s order.

     Rockville Financial, Inc. will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares of common stock pursuant to the stock issuance plan reside. However, no shares of common stock will be offered or sold under the stock issuance plan to any person who resides in a foreign country or resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the stock issuance plan reside or as to which Rockville Financial, Inc. determines that compliance with the securities laws of the state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that Rockville Financial, Inc. or any of its officers, directors or employees register, under the securities laws of the state, as a broker, dealer, salesman or agent. No payments will be made in lieu of the granting of subscription rights to any person.

     Community Offering. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered by Rockville Financial, Inc. in a community offering to members of the general public to whom Rockville Financial, Inc. delivers a copy of this prospectus and a stock order form, with preference given to natural persons residing in Hartford and Tolland Counties, Connecticut, then to natural persons residing elsewhere in the State of Connecticut, and then to the public at large. Subject to the minimum and maximum purchase limitations, these persons may purchase up to $250,000 of common stock, provided, however, that the amount that a purchaser and his or her associates may purchase in the community offering may be increased to five percent (5%) of the total offering without further resolicitation of subscribers, unless required by the Connecticut Banking Commissioner. If the maximum purchase limit is so increased, orders accepted in the Community Offering shall be filled up to a maximum of two percent (2%) of the total offering and thereafter remaining shares shall be allocated on an equal number of shares basis per order until all orders have been filled. The community offering, if any, may be undertaken concurrent with, during, or promptly after the subscription offering, and may terminate at any time without notice, but may not terminate later than June 16, 2005, unless extended by Rockville Financial, Inc. and Rockville Bank. Subject to any required regulatory approvals, Rockville Financial, Inc. will determine the advisability of a community offering, the commencement and termination dates of any community offering, and the methods of finding potential purchasers in such offering, in its discretion based upon market conditions. The opportunity to subscribe for shares of common stock in the community offering category is subject to the right of Rockville Financial, Inc. and Rockville Bank, in their sole discretion, to accept or reject these orders in whole or in part either at the time of receipt of an order or as soon as practicable thereafter.

     Syndicated Community Offering. All shares of common stock not purchased in the subscription and community offerings, if any, may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed and managed by Keefe, Bruyette & Woods, Inc. Rockville Financial, Inc. and Rockville Bank have the right to reject orders in whole or part in their sole discretion in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, in the event Keefe, Bruyette & Woods, Inc. agrees to participate in a syndicated community offering, it will use its best efforts in the sale of shares of common stock in the syndicated community offering.

     The price at which shares of common stock are sold in the syndicated community offering will be the same price as in the subscription and community offerings. Subject to the overall purchase limitations, no person by himself or herself may subscribe for or purchase more than $250,000 of common stock, provided, however, that the amount that a purchaser and his or her associates may purchase in the community offering may be increased to five percent (5%) of the total offering without further resolicitation of subscribers, unless required by the Connecticut Banking Commissioner. If the maximum purchase limit is so increased, orders accepted in the syndicated community offering shall be filled up to a maximum of two percent (2%) of the total offering and thereafter remaining shares shall be allocated on an equal number of shares basis per order until all orders have been filled.

     Keefe, Bruyette & Woods, Inc. may enter into agreements with selected dealers to assist in the sale of the shares of common stock in the syndicated community offering. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares of common stock to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription and community offerings, selected dealers may only solicit indications of interest from their customers to place orders with Rockville Financial, Inc. as of a certain order date for the purchase of shares of common stock. When and if Rockville Financial, Inc., in consultation with Keefe, Bruyette & Woods, Inc., believes that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the offering, it will instruct Keefe, Bruyette & Woods, Inc. to request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established by Rockville Bank for each selected dealer. Each customer’s funds so forwarded to Rockville Bank, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Rockville Bank from selected dealers, funds will earn interest at Rockville Bank’s regular passbook savings rate until the completion or termination of the offering. Funds will be promptly returned, with interest, in the event the offering is not completed as described above.

     The syndicated community offering will terminate no more than 45 days following the subscription expiration date, unless extended by Rockville Financial, Inc. and Rockville Bank with the approval of the Commissioner.

     We will not execute orders until at least the minimum number of shares of common stock have been issued. We are not required to give notice of an extension of the offering to June 16, 2005. If at least 6,176,950 shares have not been issued by June 16, 2005, and the bank regulators have not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at Rockville Bank’s applicable savings passbook rate for the minimum interest-earning balance, and all deposit account withdrawal authorizations will be cancelled. If an extension beyond June 16, 2005 is granted by the Commissioner, we will notify subscribers of the extension of time and of the rights of subscribers to increase, decrease or rescind their subscriptions for a specified period of time. Extensions may not go beyond December 8, 2006, which is two years after the Board of Directors approved the Plan of Reorganization and Minority Stock Issuance.

     We have the right to reject any order submitted in the offering by a person we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent, the terms and conditions of the Plan of Reorganization and Minority Stock Issuance.

Limitations on Common Stock Purchases

     The Plan of Reorganization and Minority Stock Issuance includes the following limitations on the number of shares of common stock that may be purchased during the conversion:

     (1) No person may purchase fewer than 50 shares of common stock;

     (2) Our employee stock ownership plan may purchase up to 5% of the total of the shares sold in the offering and those contributed to Rockville Bank Community Foundation, Inc.;

     (3) Except for our employee stock ownership plan, no person may subscribe for more than $250,000 of common stock in the offering. In the subscription offering, no persons exercising subscription rights through a single qualifying deposit account held jointly may purchase more than this amount;

     (4) Except for the employee stock ownership plan, no person, together with associates or persons acting in concert with such person (please see definitions of “associate” or “acting in concert” below), may purchase more than $400,000 of common stock in all categories of the offering combined. In the subscription offering, no persons exercising subscription rights through qualifying deposits registered to the same address may purchase more than this amount; and

     (5) The maximum number of shares of common stock that may be purchased in all categories of the offering by officers and directors of Rockville Financial, Inc. and Rockville Bank and their associates, in the aggregate, may not exceed 25% of the total shares sold in the offering.

     Depending upon market or financial conditions, our Board of Directors, with the approval of the bank regulators, may decrease or increase the purchase limitations provided that the overall maximum purchase limitation may not be increased to a percentage that is more than 5% of the common stock offered for sale. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and some other large subscribers may be, given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares owned by subscribers who choose to increase their subscriptions.

     The term “associate” of a person means:

     (1) any corporation or organization, other than Rockville Financial, Inc., Charter Oak Community Bank Corp., Rockville Bank or a majority-owned subsidiary of any of them, of which the person is an officer, partner or 10% shareholder;

     (2) any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

     (3) any relative or spouse of the person, or any relative of the spouse, who either has the same home as the person or who is a Director or officer of Rockville Financial, Inc., Charter Oak Community Bank Corp., Rockville Bank or any of their subsidiaries.

     The term “acting in concert” means a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

     A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

     Persons or companies who file jointly a Schedule 13D or Schedule 13G with any regulatory agency will be deemed to be acting in concert.

     Our Directors are not treated as associates of each other solely because of their membership on our Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert.

     The Board of Directors of Rockville Financial, Inc. or Rockville Bank may, in their sole discretion, increase the maximum purchase limitation up to 5% of the shares being offered in the offering. Requests to purchase shares of Rockville Financial, Inc. common stock under this provision will be allocated by the Boards of Directors in accordance with the priority rights and allocation procedures set forth above. To the extent that shares are available, each subscriber must subscribe for a minimum of 25 shares. In computing the number of shares of common stock to be allocated, all numbers will be rounded down to the next whole number.

Other Restrictions

     Notwithstanding any other provision of the Plan of Reorganization and Minority Stock Issuance, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” registrations, or would violate regulations or policies of the National Association of Securities Dealers, Inc. (“NASD”), particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. We will make reasonable efforts to comply with the securities laws of all states in the United States in which depositors entitled to subscribe for shares reside. However, no shares are expected to be offered or sold under the Plan of Reorganization and Minority Stock Issuance to any person who resides in a foreign country, or in a state of the United States in which fewer than 100 persons otherwise eligible to subscribe for shares under the Plan of Reorganization and Minority Stock Issuance reside and where Rockville Financial, Inc., Charter Oak Community Bank Corp., Rockville Bank

or their employees would be required to register, under the securities laws of the state, as a broker, dealer, or agent. No payments will be made in lieu of the granting of subscription rights to any person.

Certain Restrictions On Purchase Or Transfer Of Our Shares After The Offering

     All shares of the common stock purchased by our directors and officers in the offering will be subject to the restriction that such shares may not be sold or otherwise disposed of for value for a period of one year following the date of purchase, except for any disposition of such shares (i) following the death of the original purchaser or (ii) by reason of an exchange of securities in connection with a merger or acquisition approved by the applicable regulatory authorities. Sales of shares of the common stock by Rockville Financial, Inc.’s directors and executive officers will also be subject to certain insider trading and other transfer restrictions under the federal securities laws. See “SUPERVISION AND REGULATION—Federal Securities Laws” on page 106.

     Purchases of outstanding shares of common stock of Rockville Financial, Inc. by directors, officers, or any person who was an officer or director of Rockville Bank after adoption of the Plan of Reorganization and Minority Stock Issuance, and their associates during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Connecticut Banking Commissioner. This restriction does not apply, however, to negotiated transactions involving more than 1% of Rockville Financial, Inc.’s outstanding common stock or to the purchase of shares of common stock under the stock option plan.

     Rockville Financial, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, for the registration of the shares of common stock to be issued in the offering. The registration under the Securities Act of shares of the common stock to be issued in the offering does not cover the resale of the shares of common stock. Shares of common stock purchased by persons who are not affiliates of Rockville Financial, Inc. may be resold without registration. Shares purchased by an affiliate of Rockville Financial, Inc. will have resale restrictions under Rule 144 of the Securities Act of 1933. If Rockville Financial, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Rockville Financial, Inc. who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Rockville Financial, Inc. common stock or the average weekly volume of trading in the shares of common stock during the preceding four calendar weeks. Provision may be made in the future by Rockville Financial, Inc. to permit affiliates to have their shares of common stock registered for sale under the Securities Act of 1933 under certain circumstances.

     Under guidelines of the NASD, members of the NASD and their associates face certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of the securities.

Tax Effects of the Stock Offering

     We have received an opinion from our special counsel, Tyler Cooper & Alcorn, LLP, as to the material federal income tax consequences of the stock offering on Rockville Financial, Inc., and as to the generally applicable material federal income tax consequences of the stock offering on our account holders and persons who purchase common stock in the stock offering. This opinion is based, among other things, on factual representations made by us, on certain assumptions stated in the opinion, and on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings, practices and judicial authority, all of which are subject to change (which change may be made with retroactive effect). This opinion has been included as an exhibit to our registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part. The opinion provides, among other things, that:

1.	we will not recognize gain or loss upon the exchange by our mutual holding company of the shares of Rockville Bank common stock that it presently holds for the shares of our common stock that will be issued to it in connection with our stock offering;

2.	it is more likely than not that no gain or loss or taxable income will be recognized by eligible account holders or supplemental eligible account holders upon the distribution to them or their exercise of nontransferable subscription rights to purchase our common stock;

3.	the tax “basis” of our common stock to persons who purchase shares in the stock offering pursuant to the exercise of subscription rights will be the purchase price thereof, and that their holding period for the shares will commence upon the exercise of the subscription rights; and

4.	no gain or loss will be recognized by us on our receipt of cash in exchange for our common stock sold in the stock offering.

     In reaching its conclusion in Opinion 2. above, Tyler Cooper & Alcorn, LLP, noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Tyler Cooper & Alcorn, LLP also noted that FinPro, Inc. has issued a letter dated February 22, 2005, as described below (the “FinPro Letter”), stating that the subscription rights have no ascertainable fair market value. Furthermore, the firm noted that it was unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights of the type issued in the offering have value. Tyler Cooper & Alcorn, LLP believes because of the factors noted above in this paragraph that it is more likely than not that the nontransferable subscription rights will have no ascertainable value at the time the rights are granted. However, as stated in the opinion, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the nontransferable subscription rights granted to eligible subscribers are subsequently found to have an ascertainable value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and we could recognize gain on the distribution of the nontransferable subscription rights.

     The opinion of Tyler Cooper & Alcorn, LLP, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in judicial or administrative proceedings. Eligible account holders and supplemental eligible account holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

     We also have received an opinion from Tyler Cooper & Alcorn, LLP, that the Connecticut state income tax consequences of the proposed transaction are consistent with the federal income tax consequences.

     The FinPro Letter relied upon by Tyler Cooper & Alcorn, LLP, states FinPro’s belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise. This position is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.

Restrictions on Transferability of Subscription Rights

     Subscription rights are nontransferable. Rockville Financial, Inc. may reasonably investigate to determine compliance with this restriction. Persons selling or otherwise transferring their rights to subscribe for shares of common stock in the subscription offering or subscribing for shares of common stock on behalf of another person may forfeit those rights and may face possible further sanctions and penalties imposed by the Connecticut Banking Commissioner or another agency of the United States Government. Rockville Bank and Rockville Financial, Inc. will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of these rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of the shares of common stock. In addition, joint stock registration will be allowed only if the qualifying account is so registered. Once tendered, subscription orders cannot be revoked without the consent of Rockville Bank and Rockville Financial, Inc.

Plan of Distribution and Marketing Arrangements

     Offering materials for the offering initially have been distributed to certain persons by mail, with additional copies made available through our Stock Information Center and Keefe, Bruyette & Woods, Inc. All prospective purchasers must send payment directly to Rockville Financial, Inc., where such funds will be held in a segregated savings account and not released until the offering is completed or terminated.

     To assist in the marketing of the common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the NASD. Keefe, Bruyette & Woods, Inc. will assist us in the offering as follows: (i) in training and educating our employees regarding the mechanics of the offering; (ii) in conducting informational meetings for employees, customers and the general public; (iii) in coordinating the selling efforts in our local communities; and (iv) in soliciting orders for shares of common stock in the subscription and community offering. For these services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $40,000 and a success fee equal to 1.0% of the dollar amount of shares of common stock sold in the subscription and community offerings. The success fee will be reduced by the management fee. No fee will be payable to Keefe, Bruyette & Woods, Inc. with respect to shares purchased by officers, directors, corporators and employees or their immediate families, shares purchased by our tax-qualified and non-qualified employee benefit plans (except IRA’s), and shares issued to the charitable foundation currently estimated to total 287,300 shares, 388,700 shares and 447,005 shares at the minimum, maximum and adjusted maximum of the offering range, respectively. If there is a syndicated offering, Keefe, Bruyette & Woods, Inc. will receive a fee in an amount competitive with gross underwriting discounts charged at such time for underwritings of comparable amounts of common stock sold at a comparable price per share in a similar market environment. However, the total fees payable to Keefe, Bruyette & Woods, Inc. and other NASD member firms in the syndicated offering shall not exceed 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

     We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its marketing effort and for attorney’s fees in an amount not to exceed $55,000. We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the common stock, including liabilities under the Securities Act of 1933.

     Our directors and executive officers may participate in the solicitation of offers to purchase shares of common stock. Other trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to executive officers or registered representatives. We will rely on Rule 3a4-1 of the Exchange Act, so as to permit officers, directors, and employees to participate in the sale of shares of common stock. No officer, director or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock. Keefe, Bruyette & Woods, Inc. will solicit orders and conduct sales of the common stock of Rockville Financial, Inc. in states in which our directors and executive officers are not permitted to offer and sell our common stock.

How We Determined Stock Pricing and the Number of Shares to be Issued

     The Plan of Reorganization and Minority Stock Issuance and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation. We retained FinPro, Inc. to make the independent valuation. FinPro, Inc. will receive a fee of $36,500, which amount includes a fee for assistance in the preparation of a business plan. We have agreed to indemnify FinPro, Inc. and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where FinPro, Inc.’s liability results from its negligence or bad faith.

     The independent valuation was prepared by FinPro, Inc. in reliance upon the information contained in this prospectus, including the financial statements. FinPro, Inc. also considered the following factors, among others:

•	the present and projected operating results and financial condition of Rockville Bank and the economic and demographic conditions in our existing market area;

•	historical, financial and other information relating to Rockville Bank;

•	a comparative evaluation of the operating and financial statistics of Rockville Bank with those of other publicly traded subsidiaries of holding companies;

•	the aggregate size of the offering;

•	the impact of the offering on our stockholders’ equity and earnings potential;

•	the proposed dividend policy of Rockville Financial, Inc.;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the issuance of shares to the charitable foundation.

     On the basis of the foregoing, FinPro, Inc. advised us that as of February 11, 2005, the estimated pro forma market value of the common stock on a fully converted basis ranged from a minimum of $143.7 million to a maximum of $194.4 million, with a midpoint of $169.0 million (the estimated valuation range). The Board determined to offer the shares of common stock in the offering at the purchase price of $10.00 per share and that 45% of the shares issued should be held by persons other than Charter Oak Community Bank Corp. and 55% should be held by Charter Oak Community Bank Corp., after giving effect to the issuance of shares to Rockville Bank Community Foundation, Inc. Based on the estimated valuation range and the purchase price of $10.00 per share, the number of shares of common stock that Rockville Financial, Inc. will issue to our mutual holding company will range from 7,900,750 shares to 10,689,250 shares, with a midpoint of 9,295,000 shares, and the number of shares sold in the offering, not including the shares to be contributed to Rockville Bank Community Foundation, Inc., will range from 6,176,950 shares to 8,357,050 shares, with a midpoint of 7,267,000 shares.

     The Board reviewed the independent valuation and, in particular, considered (i) our financial condition and results of operations for the year ended December 31, 2004; (ii) financial comparisons to other financial institutions; and (iii) stock market conditions generally and, in particular, for financial institutions, all of which are set forth in the independent valuation. The Board also reviewed the methodology and the assumptions used by FinPro, Inc. in preparing the independent valuation. The estimated valuation range may be amended with the approval of the Connecticut Banking Commissioner, if necessitated by subsequent developments in our financial condition or market conditions generally.

     Following commencement of the subscription offering, the maximum of the estimated valuation range may be increased by up to 15%, to up to $223.5 million and the maximum number of shares that will be outstanding immediately following the offering may be increased up to 15% to 22,350,250 shares. Under such circumstances the number of shares sold in the offering will be increased to 9,610,608 shares and the number of shares held by Charter Oak Community Bank Corp. will be increased to 12,292,637 shares. The increase in the valuation range may occur to reflect changes in market and financial conditions, demand for the shares, or regulatory considerations, without the resolicitation of subscribers. The minimum of the estimated valuation range and the minimum of the offering range may not be decreased without a resolicitation of subscribers. The purchase price of $10.00 per share will remain fixed. See “THE REORGANIZATION AND STOCK OFFERING – Limitations on Common Stock Purchases” on page 140 as to the method of distribution and allocation of additional shares of common stock that may be issued in the event of an increase in the offering range to fill unfilled orders in the subscription and community offerings.

     The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. FinPro, Inc. did not independently verify the financial statements and other information provided by Rockville Financial, Inc., nor did FinPro, Inc. value independently the assets or liabilities of Rockville Bank. The independent valuation considers Rockville Financial, Inc. as a going concern and should not be considered as an indication of its liquidation value. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the offering will thereafter be able to sell such shares at prices at or above the purchase price.

     The independent valuation will be updated at the time of the completion of the offering. If the update to the independent valuation at the conclusion of the offering results in an increase in the pro forma market value of the common stock to more than $96.1 million or a decrease in the pro forma market value to less than $61.8 million, then Rockville Financial, Inc., after consulting with the Connecticut Banking Commissioner, may terminate the stock issuance plan and return all funds promptly, with interest on payments made by check, certified or teller’s check, bank draft or money order, extend or hold a new subscription offering, community offering, or both, establish a new offering range, commence a resolicitation of subscribers or take such other actions as may be permitted by the Connecticut Banking Commissioner in order to complete the offering. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended by the Connecticut Banking Commissioner.

     An increase in the independent valuation and the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Rockville Financial, Inc.’s pro forma earnings and stockholders’ equity on a per share basis, while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the independent valuation and the number of shares of common stock to be issued in the offering would increase both a subscriber’s ownership interest and Rockville Financial, Inc.’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma net income and stockholders’ equity on an aggregate basis. For a presentation of the effects of such changes, see “UNAUDITED PRO FORMA DATA” on page 34.

     Copies of the appraisal report of FinPro, Inc. and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at Rockville Bank, 1645 Ellington Road, South Windsor, Connecticut, and the other locations specified under “WHERE YOU CAN FIND MORE INFORMATION” on page 162.

     No sale of shares of common stock may occur unless, prior to such sale, FinPro, Inc. confirms to Rockville Financial, Inc. and the Connecticut Banking Commissioner that, to the best of its knowledge, nothing of a material nature has occurred that, taking into account all relevant factors, would cause FinPro, Inc. to conclude that the independent valuation is incompatible with its estimate of the pro forma market value of the common stock of Rockville Financial, Inc. at the conclusion of the offering. Any change that would result in an aggregate purchase price that is below the minimum or above the maximum of the estimated valuation range would be subject to the Connecticut Banking Commissioner’s approval. If such confirmation is not received, we may extend the offering, reopen the offering or commence a new offering, establish a new estimated valuation range and commence a resolicitation of all purchasers with the approval of the Connecticut Banking Commissioner or take such other actions as permitted by the Connecticut Banking Commissioner in order to complete the offering.

Prospectus Delivery and Procedure for Purchasing Shares

     Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours prior to the end of the offering, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no prospectus will be mailed later than five days or hand delivered any later than two days prior to the end of the offering. Execution of the order form will confirm receipt or delivery of a prospectus in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. Neither we nor Keefe, Bruyette & Woods, Inc. is obligated to deliver a prospectus and an order form by any means other than the U.S. Postal Service.

     Expiration Date. The offering will terminate at noon, Connecticut time on May 2, 2005, unless extended by us for up to 45 days, or, if approved by the Connecticut Banking Commissioner, for an additional period (as so extended, the “expiration date”). We are not required to give purchasers notice of any extension unless the expiration date is later than June 16, 2005, in which event purchasers will be given the right to increase, decrease, confirm, or rescind their orders.

     Use of Order Forms. In order to purchase shares of common stock, each purchaser must complete an order form except for certain persons purchasing in the syndicated community offering as more fully described below. Any person receiving an order form who desires to purchase shares of common stock may do so by returning by regular mail in the envelope provided or by delivering to the Stock Information Center, a properly executed and completed order form, together with full payment for the shares of common stock purchased. The order form must be received, not post-marked, by Rockville Financial, Inc. prior to noon, Connecticut time on May 2, 2005. Each person ordering shares of common stock is required to represent that they are purchasing such shares for their own account. Our interpretation of the terms and conditions of the Plan of Reorganization and of the acceptability of the order forms will be final. We are not required to accept copies of order forms.

     To ensure that eligible account holders and supplemental eligible account holders are properly identified as to their stock purchase priorities, such parties must list all deposit accounts on the order form giving all names on each deposit account and the account numbers at the applicable eligibility date. Failure to list all of your account relationships, which will all be reviewed when taking into consideration relevant account relationships in the event of an allocation of stock, could result in a loss of all or part of your share allocation in the event of an oversubscription. Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the Plan of Reorganization and Minority Stock Issuance. Our interpretation of the terms and conditions of the Plan of Reorganization and Minority Stock Issuance and of the acceptability of the order form will be final. If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account you wanted funds withdrawn from.

     We are not obligated to accept an order submitted on photocopied or telecopied order forms. Orders cannot and will not be accepted without the execution of the certification appearing on the order form. We are not required to notify subscribers of incomplete or improperly executed order forms and we have the right to waive or permit the correction of incomplete or improperly executed order forms as long as it is performed before the expiration of the offering. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects.

     Payment for Shares. Full payment for all shares will be required to accompany a completed order form for the purchase to be valid. Payment for shares may be made by (i) personal check, bank check or money order, provided that checks will only be accepted subject to collection, and made payable to Rockville Financial, Inc. or (ii) authorization of withdrawal from a deposit account maintained with Rockville Bank. Third party checks will not be accepted as payment for a subscriber’s order. Appropriate means by which such withdrawals may be authorized are provided on the order form.

     Once such a withdrawal amount has been authorized, a hold will be placed on such funds, making them unavailable to the depositor until the offering has been completed or terminated. In the case of payments authorized to be made through withdrawal from deposit accounts, all funds authorized for withdrawal will continue to earn interest at the contract rate until the offering is completed or terminated.

     Interest penalties for early withdrawal applicable to certificate of deposit accounts at Rockville Bank will not apply to withdrawals authorized for the purchase of shares of common stock. However, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit shall be canceled at the time of withdrawal without penalty, and the remaining balance will earn interest at our regular passbook savings rate subsequent to the withdrawal.

     Payments received by Rockville Financial, Inc. will be placed in a segregated account and will be paid interest at our regular passbook savings rate from the date payment is received until the offering is completed or terminated. Such interest will be paid by check, on all funds held, including funds accepted as payment for shares of common stock, promptly following completion or termination of the offering.

     If the employee stock ownership plan purchases shares of common stock, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment to lend to the employee stock ownership plan the amount of funds necessary to purchase the number of shares ordered.

     Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the offering, provided that the IRA accounts are not maintained at Rockville Bank. Persons with IRAs maintained with us must have their accounts transferred to a self-directed IRA account with an unaffiliated trustee in order to purchase shares of common stock in the offering. In addition, the provisions of ERISA and IRS regulations require that executive officers, trustees, and 10% stockholders who use self-directed IRA funds and/or Keogh plan accounts to purchase shares of common stock in the offering, make such purchase for the exclusive benefit of the IRA and/or Keogh plan participant. The transfer of funds to a new trustee takes time, so please make arrangements as soon as possible.

     Once submitted, an order cannot be modified or revoked unless the offering is terminated or extended beyond June 16, 2005.

     Depending on market conditions, the common stock may be offered for sale to the general public on a best efforts basis in a syndicated community offering by a selling group of broker-dealers to be managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc., in its discretion, will instruct selected broker-dealers as to the number of shares of common stock to be allocated to each selected broker-dealer. Only upon allocation of shares of common stock to selected broker-dealers may they take orders from their customers. Investors who desire to purchase shares of common stock in the syndicated offering directly through a selected broker-dealer, which may include Keefe, Bruyette & Woods, Inc., will be advised that the members of the selling group are required either (a) upon receipt of an executed order form or direction to execute an order form on behalf of an investor, to forward the appropriate purchase price to us for deposit in a segregated account on or before noon, Connecticut time, of the business day next following such receipt or execution; or (b) upon receipt of confirmation by such member of the selling group of an investor’s interest in purchasing shares of common stock, and following a mailing of an acknowledgment by such member to such investor on the business day next following receipt of confirmation, to debit the account of such investor on the third business day next following receipt of confirmation and to forward the appropriate purchase price to us for deposit in the segregated account on or before noon, Connecticut time, of the business day next following such debiting. Payment for any shares purchased pursuant to alternative (a) above must be made by check in full payment therefor. Payment for shares of common stock purchased pursuant to alternative (b) above may be made by wire transfer to Rockville Financial, Inc.

     Delivery of Stock Certificates. Certificates representing shares of common stock issued in the offering will be mailed to the persons entitled thereto at the registration address noted on the order form, as soon as practicable following consummation of the offering. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered.

Interpretation, Amendment and Termination

     All interpretations of the stock issuance plan by the Board of Directors of Rockville Financial, Inc. will be final, subject to the authority of the Connecticut Banking Commissioner. The Plan of Reorganization and Minority Stock Issuance provides that, if deemed necessary or desirable by the Board of Directors of Rockville Financial, Inc., the stock issuance plan may be substantially amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to the approval of the plan by the Connecticut Banking Commissioner and at any time thereafter with concurrence of the Connecticut Banking Commissioner. The Plan of Reorganization and Minority Stock Issuance may be terminated by a majority vote of the Board of Directors of Rockville Financial, Inc. at any time prior to approval of the plan by the Connecticut Banking Commissioner and may be terminated at any time thereafter with the concurrence of the Connecticut Banking Commissioner.

Stock Information Center

     If you have any questions regarding the offering, please call the Stock Information Center at (860) 291-3700, from 9:00 a.m. to 5:00 p.m., Connecticut time, Monday, Tuesday, Wednesday and Friday and from 9:00 a.m. to 6:00 p.m. on Thursday.

ROCKVILLE BANK COMMUNITY FOUNDATION, INC.

General

     In furtherance of our commitment to our local community, the Plan of Reorganization and Minority Stock Issuance provides that we will establish Rockville Bank Community Foundation, Inc., as a non-stock, nonprofit Connecticut corporation in connection with the offering. The charitable foundation will be funded with shares of Rockville Financial, Inc. common stock, as further described below. By further enhancing our visibility and reputation in our local community, we believe that the charitable foundation will enhance the long-term value of Rockville Bank’s community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our community and to receive the associated tax benefits.

Purpose of the Charitable Foundation

     In connection with the closing of the stock offering, Rockville Financial, Inc. intends to issue to Rockville Bank Community Foundation, Inc. an amount equal to 4.4% of the total of the shares sold in the offering and those contributed to the Foundation, or 2% of shares issued and outstanding following the offering. The purpose of the charitable foundation is to enhance the relationship between Rockville Bank and the communities in which we operate and to enable our communities to share in our longer-term growth. Rockville Bank Community Foundation, Inc. will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available to us. We believe that Rockville Bank Community Foundation, Inc. will enable us to assist the communities within our market area in areas beyond community development and lending, and will enhance our current activities under the Community Reinvestment Act. Rockville Bank received a “satisfactory” rating in its most recent Community Reinvestment Act examinations by the FDIC and the State of Connecticut Department of Banking.

     We further believe that funding Rockville Bank Community Foundation, Inc. with shares of Rockville Financial, Inc. common stock will allow our community to share in the potential growth and success of Rockville Bank long after the stock offering is completed. Rockville Bank Community Foundation, Inc. will accomplish this goal by establishing continued ties between the charitable foundation and Rockville Bank, thereby forming a partnership within the communities in which Rockville Bank operates.

     We do not expect the contribution to Rockville Bank Community Foundation, Inc. to take the place of our traditional community lending and charitable activities. After the stock offering, we expect to continue making charitable contributions within our community.

Structure of the Charitable Foundation

     Rockville Bank Community Foundation, Inc. will be incorporated under Connecticut law as a non-stock, nonprofit corporation. The certificate of incorporation of Rockville Bank Community Foundation, Inc. will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. Rockville Bank Community Foundation, Inc.’s certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

     We have selected Messers. Jeamel, Kerkin, McGurk, and Ms. Sullivan and Mr. Donald Pelham to serve on the initial Board of Directors of the charitable foundation. While there are no plans to change the size of the initial Board of Directors during the year following the completion of the stock offering, following the first anniversary of the stock offering, the charitable foundation may alter the size and composition of its Board of Directors.

     The Board of Directors of Rockville Bank Community Foundation, Inc. will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of Rockville Bank Community Foundation, Inc. will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of Rockville Bank Community Foundation, Inc. also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of common stock of Rockville Financial, Inc. held by the charitable foundation. However, all shares of common stock held by Rockville Bank Community Foundation, Inc. will be voted in the same ratio as all other shares of the common stock on all proposals considered by stockholders of Rockville Financial, Inc.

     Rockville Bank Community Foundation, Inc.’s place of business will be located at our administrative offices. The Board of Directors of Rockville Bank Community Foundation, Inc. will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act governing transactions between Rockville Bank and the foundation.

     Rockville Bank Community Foundation, Inc. will receive working capital from:

(1)	any dividends that may be paid on Rockville Financial, Inc.’s shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

     As a private foundation under Section 501(c)(3) of the Internal Revenue Code, Rockville Bank Community Foundation, Inc. will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of common stock is that the amount of common stock that may be sold by Rockville Bank Community Foundation, Inc. in any one year shall not exceed 5% of the average market value of the assets held by Rockville Bank Community Foundation, Inc., except where the Board of Directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a longer-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

Tax Considerations

     Our independent tax advisor, Tyler Cooper & Alcorn, LLP, has advised us that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. Rockville Bank Community Foundation, Inc. will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as Rockville Bank Community Foundation, Inc. files its application for tax-exempt status within 15 months from the date of its organization, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization. Our independent tax advisor, however, has not rendered any advice on whether Rockville Bank Community Foundation, Inc.’s tax exempt status will be affected by the regulatory requirement that all shares of common stock of Rockville Financial, Inc. held by Rockville Bank Community Foundation, Inc. must be voted in the same ratio as all other outstanding shares of common stock of Rockville Financial, Inc. on all proposals considered by stockholders of Rockville Financial, Inc.

     Rockville Bank may continue to make charitable contributions. We believe that the stock offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to Rockville Bank Community Foundation, Inc. We believe that the contribution to Rockville Bank Community Foundation, Inc. in excess of the 10% annual limitation on charitable deductions described below is justified given Rockville Bank’s capital position and its earnings, the substantial additional capital being raised in the stock offering and the potential benefits of Rockville Bank Community Foundation, Inc. to our community. See “CAPITALIZATION” on page 33, “UNAUDITED PRO FORMA DATA” on page 34, and “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” on page 38. The amount of the contribution will not adversely affect our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position, and it does not raise safety and soundness concerns.

     We have received an opinion from our independent tax advisor that Rockville Financial, Inc.’s contribution of its shares of stock to Rockville Bank Community Foundation, Inc. should not constitute an act of self-dealing and that we should be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution less the nominal amount that Rockville Bank Community Foundation, Inc. is required to pay Rockville Financial, Inc. for such stock. We are permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to Rockville Bank Community Foundation, Inc. We estimate that substantially all of the contribution should be deductible over the six-year period. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to Rockville Bank Community Foundation, Inc. within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

     Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize Rockville Bank Community Foundation, Inc. as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, our contribution to Rockville Bank Community Foundation, Inc. would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination.

     As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. Rockville Bank Community Foundation, Inc. will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. Rockville Bank Community Foundation, Inc. will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

     Our regulatory approvals impose the following requirements on the establishment of the charitable foundation:

•	our banking regulators may examine the charitable foundation at the foundation’s expense;

•	the charitable foundation must operate according to written policies adopted by its Board of Directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code;

•	the charitable foundation must vote its shares in the same ratio as all of the other shares voted on each proposal considered by the stockholders of Rockville Financial, Inc.;

•	the charitable foundation may not acquire additional shares of Rockville Financial, Inc. common stock without notifying the Federal Reserve Board;

•	the charitable foundation will be treated as an affiliate for purposes of Section 23A and 23B of the Federal Reserve Act, which governs transactions between affiliates of financial institutions; and

•	Rockville Financial, Inc. will notify the Federal Reserve Board if its direct or indirect ownership in a company, when aggregated with the ownership portion of the charitable foundation, exceeds 5% of the outstanding shares of any class of voting securities of such company.

RESTRICTIONS ON THE ACQUISITION OF ROCKVILLE FINANCIAL, INC. AND ROCKVILLE BANK

General

     The Board of Directors of Rockville Bank and the Board of Directors of Rockville Financial, Inc. are not aware of any effort that might be made to obtain control of Rockville Financial, Inc. after the offering. In fact, the Boards have determined to adopt the mutual holding company structure, in part, out of a desire to remain independent. The Boards, as discussed below, believe that it is appropriate to include certain provisions as part of Rockville Financial, Inc.’s certificate of incorporation to protect the interests of Rockville Financial, Inc. from takeovers which the Board of Directors of Rockville Financial, Inc. might conclude are not in the best interests of the long and short-term interests of the company, its shareholders (including the possibility that those interests may be best served by the continued “essential mutuality” of the company), its and Rockville Bank’s employees, customers, creditors and suppliers, and community and societal considerations including those of any community in which any office or facility is located. A summary of relevant restrictions follows.

Mutual Holding Company Structure

     Pursuant to the Plan of Reorganization and Minority Stock Issuance, Rockville Financial, Inc. will own all of the issued and outstanding common stock of Rockville Bank. Following completion of the offering, Charter Oak Community Bank Corp. will own a majority of the issued and outstanding common stock of Rockville Financial, Inc. As a result, management of Charter Oak Community Bank Corp. is able to exert voting control over Rockville Financial, Inc. and Rockville Bank and will restrict the ability of minority stockholders of Rockville Financial, Inc. to effect a change of control management. Charter Oak Community Bank Corp., as long as it remains in the mutual form of organization, will control a majority of the voting stock of Rockville Financial, Inc.

Provisions In Rockville Financial, Inc.’s Certificate Of Incorporation And Bylaws

     Rockville Financial, Inc.’s certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of shareholders, that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of Rockville Financial, Inc. more difficult.

     The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page 162 as to how to review a copy of these documents.

     Directors. The Board of Directors will be divided into four classes. The members of each class will be elected for a term of four years and only one class of directors will be elected annually. Thus, it may take at least three annual elections to replace a majority of Rockville Financial, Inc.’s Board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     Restrictions on Call of Special Meetings. The certificate of incorporation provides that for a period of five years following the offering, special meetings of shareholders relating to changes in control or amendments to the certificate of incorporation, can be called only by the Board of Directors. Shareholders are authorized to call other special meetings of shareholders only upon the written request of shareholders holding 10% or more of the Rockville Financial, Inc.’s outstanding capital stock.

     Prohibition on Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

     Limitation of Voting Rights. The certificate of incorporation provides that for a period of five years following the offering, (i) no person (other than Charter Oak Community Bank Corp.) shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the outstanding shares of Rockville Financial, Inc. common stock, and (ii) in no event will any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock (other than Charter Oak Community Bank Corp.), be entitled or permitted to vote any of the shares held in excess of the 10% limit.

     Authorized but Unissued Shares of Capital Stock. After the conversion, Rockville Financial, Inc. will have authorized but unissued shares of common and preferred stock. See “DESCRIPTION OF CAPITAL STOCK OF ROCKVILLE FINANCIAL, INC.” on page 159. The Board of Directors could use these shares of common and preferred stock to render more difficult or to discourage an attempt to obtain control of Rockville Financial, Inc. by means of a merger, tender offer or proxy contest.

     Restrictions on Removing Directors from Office. The bylaws provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

     Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by Rockville Financial, Inc.’s Board of Directors and also by a majority of the outstanding shares of Rockville Financial, Inc.’s voting stock. Approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions of the Certificate of Incorporation or Bylaws:

(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of Rockville Financial, Inc. common stock in the first five years following the offering;

(ii)	The inability of shareholders to call special meetings of shareholders relating to changes in control of Rockville Financial, Inc. or amendments to its Certificate of Incorporation;

(iii)	The division of the Board of Directors into four staggered classes;

(iv)	The ability of the Board of Directors to fill vacancies on the Board;

(v)	The inability to deviate from the manner prescribed in the Bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

(vi)	The requirement that at least 80% of shareholders must vote to remove directors, and can remove directors only for cause;

(vii)	The ability of the Board of Directors to amend and repeal the Bylaws; and

(viii)	The requirement of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Rockville Financial, Inc. or to cause a change in the mutual holding company ownership structure.

Regulatory Restrictions

     Federal Change in Bank Control Act. Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of the common stock of Rockville Financial, Inc.

     The Federal Reserve Board may prohibit an acquisition of control if:

•	It would result in a monopoly or substantially lessen competition;

•	The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

     Federal Bank Holding Company Act. Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

     An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of the common stock of Rockville Financial, Inc. and (b) before any other company could acquire 25% or more of the common stock of Rockville Financial, Inc.

DESCRIPTION OF CAPITAL STOCK OF
ROCKVILLE FINANCIAL, INC.

General

     Rockville Financial, Inc. is authorized to issue 29,000,000 shares of common stock having no par value per share and 1,000,000 shares of serial preferred stock, no par value. Each share of Rockville Financial, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the stock issuance plan, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of Rockville Financial, Inc.’s capital stock which is deemed material to an investment decision with respect to the offering. The common stock of Rockville Financial, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation.

     Rockville Financial, Inc. currently expects that it will have a maximum of up to 22,350,250 shares of common stock outstanding after the stock offering, of which 10,057,613 shares will be held by persons other than Charter Oak Community Bank Corp., including 447,005 shares issued to Rockville Bank Community Foundation, Inc. The Board of Directors can, without stockholder approval, issue additional shares of common stock, although Charter Oak Community Bank Corp., so long as it is in existence, must own a majority of Rockville Financial, Inc.’s outstanding shares of common stock. Rockville Financial, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Rockville Financial, Inc. has no present plans to issue additional shares of common stock other than pursuant to the stock benefit plans previously discussed.

Common Stock

     Distributions. Rockville Financial, Inc. can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Rockville Financial, Inc. will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of Rockville Financial, Inc. out of funds legally available therefor. If Rockville Financial, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

     Voting Rights. Upon the effective date of the stock offering, the holders of common stock of Rockville Financial, Inc. will possess exclusive voting rights in Rockville Financial, Inc. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered “Excess Shares” and, accordingly, will not be entitled to vote. See “RESTRICTIONS ON THE ACQUISITION OF ROCKVILLE FINANCIAL, INC. AND ROCKVILLE BANK” on page 156. If Rockville Financial, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

     Liquidation. In the event of any liquidation, dissolution or winding up of Rockville Bank, Rockville Financial, Inc., as holder of Rockville Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Rockville Bank, including all deposit accounts and accrued interest thereon, all assets of Rockville Bank available for distribution. In the event of liquidation, dissolution or winding up of Rockville Financial, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Rockville Financial, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

     Rights to Buy Additional Shares. Holders of the common stock of Rockville Financial, Inc. will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Rockville Financial, Inc. issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

     None of the shares of Rockville Financial, Inc.’s authorized preferred stock will be issued in the stock issuance. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Rockville Financial, Inc. has no present plans to issue preferred stock.

TRANSFER AGENT AND REGISTRAR

     Registrar and Transfer Company will act as the transfer agent and registrar for the common stock.

LEGAL AND TAX MATTERS

     The legality of the common stock and the federal and state income tax consequences of the offering and the establishment of the charitable foundation have been passed upon for Rockville Bank and Rockville Financial, Inc. by the firm of Tyler Cooper & Alcorn, LLP., Hartford, CT. Tyler Cooper & Alcorn, LLP has consented to the references in this prospectus to its opinion. Certain legal matters regarding the offering will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

EXPERTS

     The consolidated financial statements of Charter Oak Community Bank Corp. as of December 31, 2003 and 2004 and for the years then ended, included in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Charter Oak Community Bank Corp. for the year ended December 31, 2002, appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     In October 2003, the Board of Directors of Charter Oak Community Bank Corp. decided to engage Deloitte & Touche LLP as its principal independent accountant to audit its financial statements beginning with the financial statements at and for the year ended December 31, 2003 and to dismiss McGladrey & Pullen, LLP in that capacity. McGladrey & Pullen, LLP had performed the independent audit with respect to Charter Oak Community Bank Corp.’s financial statements at and for the year ended December 31, 2002, having been engaged by Charter Oak Community Bank Corp. upon its prior independent accountant’s having ceased conducting the business of independent accounting during 2002. McGladrey & Pullen, LLP’s report on the financial statements of Charter Oak Community Bank Corp. at and for the year ended December 31, 2002 contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the period in which McGladrey & Pullen, LLP was engaged to perform the independent audit of the financial statements of Charter Oak Community Bank Corp. and for the period thereafter until McGladrey & Pullen, LLP was dismissed in that capacity, there were no disagreements with McGladrey & Pullen, LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

     FinPro, Inc. has consented to the publication in this prospectus of the summary of its report to Rockville Bank and Rockville Financial, Inc. setting forth its opinion as to the estimated pro forma market value of the common stock upon the completion of the offering and its valuation with respect to subscription rights.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC under the Securities Act of 1933 with respect to the common stock offered through this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain copies of the material from the SEC at prescribed rates. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov., although certain statistical back up material included in one of the exhibits of the registration has been filed only in hard copy and is not available on the SEC’s world wide web site on the internet.

     This document contains a description of the material features of certain contracts and other documents filed as exhibits to the registration statement. The statements as to the contents of such exhibits are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified by reference to the contract or document.

     Rockville Bank has filed an application for approval of its reorganization and minority stock issuance with the Connecticut Banking Commissioner. We have also filed an application with the Federal Reserve Bank of Boston to become a bank holding company. This prospectus omits some information contained in those applications. The application may be examined at the Office of the Connecticut Banking Commissioner, State of Connecticut Department of Banking, 260 Constitution Plaza, Hartford, Connecticut 06103. The bank holding company application may be inspected, without charge, at the offices of the Federal Reserve Bank of Boston, 600 Atlantic Avenue, Boston, Massachusetts 02106.

     In connection with the offering, we will register the common stock with the Securities and Exchange Commission under Section 12(g) of the Exchange Act. Upon this registration, Rockville Financial, Inc. will become subject to the Securities and Exchange Commission’s proxy solicitation rules and periodic reporting requirements.

     You may obtain a copy of the Plan of Reorganization and Minority Stock Issuance as well as the Certificate of Incorporation and Bylaws of Rockville Financial, Inc. without charge from us by contacting Judy Keppner, Corporate Secretary, at Rockville Bank, 1645 Ellington Road, South Windsor, Connecticut 06074. Copies of the appraisal report of FinPro, Inc. and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at Rockville Bank, 1645 Ellington Road, South Windsor, Connecticut, by contacting Judy Keppner as indicated above.

REGISTRATION REQUIREMENTS

     In connection with the reorganization and offering, Rockville Financial, Inc. will register the common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934; and, upon this registration, Rockville Financial, Inc. and the holders of its shares of common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the Plan of Reorganization and Minority Stock Issuance, Rockville Financial, Inc. has undertaken that it will not terminate this registration for a period of at least three years following the offering.

CHARTER OAK COMMUNITY BANK CORP.
CONSOLIDATED FINANCIAL STATEMENTS

All schedules are omitted as the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

Separate financial statements for Rockville Financial, Inc. have not been included in this prospectus because Rockville Financial, Inc. was formed on December 17, 2004 and as of December 31, 2004 had only engaged in organizational activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Charter Oak Community Bank Corp. and Subsidiaries
Rockville, Connecticut

We have audited the accompanying consolidated statements of condition of Charter Oak Community Bank Corp. and subsidiaries (collectively, the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charter Oak Community Bank Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
March 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Charter Oak Community Bank Corp. and Subsidiary
Rockville, Connecticut

We have audited the accompanying consolidated statements of income, changes in capital and cash flows of Charter Oak Community Bank Corp. and subsidiary (the “Company”) for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Charter Oak Community Bank Corp. and subsidiary for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

New Haven, Connecticut
February 28, 2003

CHARTER OAK COMMUNITY BANK CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CASH AND CASH EQUIVALENTS:
Cash and due from banks	$18,652,568	$12,229,225
Short-term investments	3,447,732	16,224,544

Total cash and cash equivalents	22,100,300	28,453,769

AVAILABLE FOR SALE SECURITIES—At fair value	136,007,179	127,597,100

LOANS RECEIVABLE (Net of allowance for loan losses of $6,371,261 in 2004 and $4,971,472 in 2003)	696,248,884	528,482,473

FEDERAL HOME LOAN BANK STOCK	7,412,000	6,068,800

ACCRUED INTEREST RECEIVABLE	3,012,511	2,706,412

DEFERRED TAX ASSET	1,606,426	1,592,515

BANK PREMISES AND EQUIPMENT—Net	7,381,682	7,364,902

GOODWILL	1,070,151	1,070,151

CASH SURRENDER VALUE OF BANK OWNED LIFE INSURANCE	8,289,889	6,000,000

OTHER ASSETS	6,783,834	2,681,655

TOTAL	$889,912,856	$712,017,777

LIABILITIES AND CAPITAL

LIABILITIES:
Deposits:
Non-interest bearing	$77,971,625	$53,247,235
Interest bearing	614,526,078	478,682,099

Total deposits	692,497,703	531,929,334

MORTGAGORS’ AND INVESTORS’ ESCROW ACCOUNTS	3,979,311	3,349,058

ADVANCES FROM THE FEDERAL HOME LOAN BANK	118,015,032	105,153,188

ACCRUED EXPENSES AND OTHER LIABILITIES	6,894,476	5,669,224

Total liabilities	821,386,522	646,100,804

COMMITMENTS AND CONTINGENCIES

CAPITAL:
Capital	67,338,259	63,889,522
Accumulated other comprehensive income, net of tax	1,188,075	2,027,451

Total capital	68,526,334	65,916,973

TOTAL	$889,912,856	$712,017,777

See notes to consolidated financial statements.

CHARTER OAK COMMUNITY BANK CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
INTEREST AND DIVIDEND INCOME:
Loans	$33,145,582	$32,197,016	$34,064,923
Securities-interest	5,018,852	5,659,606	6,782,449
Interest bearing deposits	204,679	218,498	288,993
Securities-dividends	444,683	417,925	429,501

Total interest and dividend income	38,813,796	38,493,045	41,565,866

INTEREST EXPENSE:
Deposits	8,470,996	8,097,044	11,828,537
Borrowed funds	4,599,050	4,902,021	5,960,110

Total interest expense	13,070,046	12,999,065	17,788,647

Net interest income	25,743,750	25,493,980	23,777,219

PROVISION FOR LOAN LOSSES	2,372,000	2,100,000	1,300,000

Net interest income after provision for loan losses	23,371,750	23,393,980	22,477,219

NONINTEREST INCOME:
Service charges and fees	3,312,506	3,096,142	2,681,542
Net gain from sale of securities	94,402	1,297,875	1,582,665
Other than temporary impairment of securities	(223,000)	(286,889)	(2,390,223)
Net (loss) gain from sales of loans	—	(154,438)	126,533
Income from derivative financial instruments	—	—	734,969
Net gain from sale of other assets	—	—	45,108

Total noninterest income	3,183,908	3,952,690	2,780,594

NONINTEREST EXPENSE:
Salaries and employee benefits	11,207,664	8,799,421	7,948,128
Service bureau fees	2,266,456	2,107,062	2,014,775
Occupancy and equipment	2,696,090	2,687,446	2,538,059
Professional fees	902,191	873,766	683,445
Marketing and promotions	934,340	616,895	672,867
Insurance and FDIC assessments	176,334	301,116	226,425
Contribution to Rockville Bank Foundation, Inc.	—	779,000	—
Other	3,413,262	2,423,908	2,236,778

Total noninterest expense	21,596,337	18,588,614	16,320,477

INCOME BEFORE INCOME TAXES	4,959,321	8,758,056	8,937,336

PROVISION FOR INCOME TAXES	1,510,584	2,666,826	2,918,793

NET INCOME	$3,448,737	$6,091,230	$6,018,543

See notes to consolidated financial statements.

CHARTER OAK COMMUNITY BANK CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

		Accumulated
		Other
		Comprehensive
	Capital	Income	Total
BALANCE—January 1, 2002	$51,779,749	$1,267,086	$53,046,835

Comprehensive income:
Net income	6,018,543	—	6,018,543
Change in unrealized gain on available for sale securities, net of taxes	—	660,851	660,851
Increase in minimum pension liability, net of taxes	—	(1,004,621)	(1,004,621)

Total comprehensive income			5,674,773

BALANCE—December 31, 2002	57,798,292	923,316	58,721,608

Comprehensive income:
Net income	6,091,230	—	6,091,230
Change in unrealized gain on available for sale securities, net of taxes	—	1,491,860	1,491,860
Increase in minimum pension liability, net of taxes	—	(387,725)	(387,725)

Total comprehensive income			7,195,365

BALANCE—December 31, 2003	63,889,522	2,027,451	65,916,973

Comprehensive income:
Net income	3,448,737	—	3,448,737
Change in unrealized gain on available for sale securities, net of taxes	—	(1,066,298)	(1,066,298)
Decrease in minimum pension liability, net of taxes	—	226,922	226,922

Total comprehensive income			2,609,361

BALANCE—December 31, 2004	$67,338,259	$1,188,075	$68,526,334

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,448,737	$6,091,230	$6,018,543
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion of premiums and discounts on investments—net	644,723	916,213	240,305
Provision for loan losses	2,372,000	2,100,000	1,300,000
Net gain from sale of securities	(94,402)	(1,297,875)	(1,582,665)
Other than temporary impairment of securities	223,000	286,889	2,390,223
Contribution of securities to Rockville Bank Foundation, Inc.	—	779,000	—
Net loss (gain) from sales of loans	—	154,438	(126,533)
Income from derivative financial instruments	—	—	(734,969)
Net gain from sale of other assets	—	—	(45,108)
Depreciation and amortization	1,243,057	1,354,369	1,255,637
Deferred income taxes	450,553	252,123	(695,177)
Increase in cash surrender value of bank owned life insurance	(289,889)	—	—
Change in assets and liabilities:
Deferred loan fees and premiums	(1,691,257)	(1,398,920)	(258,519)
Accrued interest receivable	(306,099)	255,062	(32,007)
Other assets	(3,640,900)	(227,425)	(301,827)
Accrued expenses and other liabilities	1,537,015	(515,271)	740,407

Net cash provided by operating activities	3,896,538	8,749,833	8,168,310

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of available for sale securities	4,455,613	12,594,081	22,000,163
Proceeds from maturities of available for sale securities	17,845,000	39,069,000	24,175,000
Principal payments on available for sale mortgage-backed securities	12,487,030	25,785,954	12,983,986
Purchases of available for sale securities	(45,586,646)	(84,674,757)	(31,525,096)
Purchase of bank owned life insurance	(2,000,000)	(6,000,000)	—
Decrease in securities purchased payable	—	—	(13,144,097)
Purchase of Federal Home Loan Bank stock	(1,343,200)	—	(497,000)
Proceeds from sales of loans	2,771,750	45,266,089	11,354,971
Purchase of loans	(81,429,623)	(10,095,000)	(1,616,500)
Net increase in loans and loans held for sale	(89,789,281)	(62,142,199)	(59,804,999)
Capitalized other real estate expense	—	—	(6,715)
Proceeds from disposals of bank premises and equipment	—	—	88,122
Purchases of bank premises and equipment	(1,259,837)	(710,249)	(719,109)

Net cash used in investing activities	(183,849,194)	(40,907,081)	(36,711,274)

(Continued)

CHARTER OAK COMMUNITY BANK CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in non-interest bearing deposits	$24,724,390	$8,687,026	$4,972,858
Net increase in interest bearing deposits	135,843,979	8,946,991	21,820,618
Increase in mortgagors’ and investors’ escrow accounts	630,253	50,699	450,769
Proceeds from Federal Home Loan Bank advances	208,454,000	25,000,000	29,000,000
Repayments of Federal Home Loan Bank advances	(195,592,156)	(25,129,824)	(35,121,671)
Payment of reorganization costs	(461,279)	—	—

Net cash provided by financing activities	173,599,187	17,554,892	21,122,574

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,353,469)	(14,602,356)	(7,420,390)

CASH AND CASH EQUIVALENTS—Beginning of year	28,453,769	43,056,125	50,476,515

CASH AND CASH EQUIVALENTS—End of year	$22,100,300	$28,453,769	$43,056,125

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$13,094,963	$12,996,363	$17,990,614

Income taxes	$1,100,000	$3,665,000	$2,825,000

NONCASH INVESTING AND FINANCING ACTIVITIES:

Loans to facilitate sales of other real estate owned	$—	$—	$130,512

Transfer of loans to other real estate owned	$—	$—	$106,811

Transfer of loans to held for sale	$—	$—	$24,785,690

See notes to consolidated financial statements.

CHARTER OAK COMMUNITY BANK CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

1.	ORGANIZATION, BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Charter Oak Community Bank Corp., (the “Holding Company”) is a Connecticut-chartered mutual bank holding company. In December 2004, the Holding Company formed a new wholly-owned subsidiary Rockville Financial, Inc. (“RFI”) which has not had any activity to date. The Holding Company’s other wholly-owned subsidiary, Rockville Bank (the “Bank”) and the Bank’s subsidiaries provide a full range of banking services to consumer and commercial customers through its main office and fifteen branches located in Hartford and Tolland counties in Connecticut. The Bank’s deposits are insured under the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Charter Oak Community Bank Corp., RFI and Rockville Bank and the Bank’s wholly-owned subsidiaries are referred to herein collectively as the Company. As of December 31, 2004, the Holding Company has not engaged in any business activities other than owning the common stock of Rockville Bank.

On December 8, 2004, the Boards of Directors of the Holding Company and Bank approved the Plan of Reorganization and Minority Stock Issuance (the “Plan”). Pursuant to the Plan, shares of RFI are to be offered initially for subscription to (1) depositors with eligible accounts at the Bank as of March 31, 2003; then to (2) the Company’s tax qualified employee benefit plans, which will provide retirement benefits to the Company’s employees; then to (3) depositors with eligible accounts at the Bank as of December 31, 2004; then to (4) employees, officers and directors of the Bank or RFI.; and then to (5) corporators of the Company (the “Subscription Offering”). The common stock will be offered at $10.00 per share. If any shares of the common stock remain unsold in the Subscription Offering, the Company will offer such shares for sale in a community offering where natural persons residing in Hartford and Tolland Counties, Connecticut will have a purchase preference (the “Community Officering”). The Community Offering, if any, may commence concurrently with, during or promptly after, the Subscription Offering. Shares may also be sold to the public. RFI will offer between 6,176,950 and 8,357,050 shares.

For a period of five years following completion of the Plan, no person, acting singly or with an associate or group of persons acting in concert, shall directly, or indirectly, offer to acquire or acquire the beneficial ownership of more than ten percent (10%) of any class of an equity security of RFI without the prior approval of the Connecticut Banking Commissioner.

Reorganization costs are deferred and will reduce the proceeds from the shares sold in the reorganization. If the reorganization is not completed, all costs will be charged as an expense. As of December 31, 2004, $811,280 of reorganization costs had been incurred and are included in other assets in the accompanying consolidated balance sheet.

In connection with the reorganization, the Company intends to establish an Employee Stock Ownership Plan (“ESOP”) for eligible employees. Employees of the Company who have completed 1,000 hours of service in a period of six to twelve consecutive months and have attained age 21 will be eligible to participate. To fund the purchase of 8% of the shares of common stock issued in the reorganization, the ESOP trust will borrow funds from RFI. The loan to the ESOP trust will be repaid principally from the Bank’s contributions to the ESOP trust. Shares purchased by the ESOP will be held by a trustee for allocations among participants as the loan is repaid.

A description of the Company’s significant accounting policies is presented below.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management’s estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, determination of pension assumptions, the valuation of deferred tax assets and the evaluation of available for sale securities for other than temporary impairment.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Holding Company and its two wholly-owned subsidiaries, RFI and Rockville Bank, and the Bank’s wholly-owned subsidiaries, The SBR Mortgage Company, The Savings Bank of Rockville Investment Company and Rockville Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment Securities—Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of condition date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. “Trading” securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. As of December 31, 2004 and 2003, all securities were classified as available for sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the expected terms of the securities. On a quarterly basis, the Company reviews securities with unrealized depreciation for 12 or more consecutive months and other securities with unrealized losses as deemed appropriate to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale—Loans held for sale are those loans the Company has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized by a valuation allowance through a charge to noninterest income. Realized gains and losses on the sale of loans are recognized when risk of loss transfers. Should the Company decide to sell portfolio loans, they are transferred to the held for sale account classification and recorded at the lower of cost or fair value on the date the decision is made.

During 2002, the Company entered into a mandatory forward commitment to deliver loans aggregating $22,900,000 in early 2003. The commitment met the requirements to be considered a derivative under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and therefore the fair value of this derivative instrument of approximately $735,000 was recognized in income during the year ended December 31, 2002. There were no forward commitments to sell loans during the years ended December 31, 2004 and 2003.

Loans Receivable—Loans receivable are stated at current unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees, including loan commitment fees, and loan purchase premiums. Commitment fees for which the likelihood of exercise is remote are recognized over the loan commitment period on a straight-line basis.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments due to the borrowers’ financial condition.

An impaired loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Management considers all nonaccrual loans and restructured loans to be impaired. In most cases, loan payments less than 90 days past due, based on contractual terms, are considered minor collection delays, and the related loans are generally not considered impaired. The Company considers consumer installment loans to be pools of smaller balance, homogenous loans that are collectively evaluated for impairment.

Allowance for Loan Losses—The allowance for loan losses, a material estimate which could change significantly in the near-term, is established as losses are estimated to have occurred through provisions for losses charged against operations and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Management’s judgment in determining the adequacy of the allowance is inherently subjective and is based on a formula that considers past loan loss experience, known and inherent losses and size of the loan portfolios, an assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, review of regulatory authority examination reports and other relevant factors, and an allowance for impaired loans. Loans are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, when considered necessary.

In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosures, an allowance is maintained for impaired loans to reflect the difference, if any, between the principal balance of the loan and the present value of the projected cash flows, observable fair value or collateral value. SFAS No. 114 defines an impaired loan as a loan for which it is probable that the lender will not collect all amounts due under the contractual terms of the loan.

The majority of the Company’s loans are collateralized by real estate located in central and eastern Connecticut. Accordingly, the collateral value of a substantial portion of the Company’s loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Hartford and Tolland counties in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies have the authority to require the Company to recognize additions to the allowance or write-downs based on the agencies’ judgments about information available to them at the time of their examination.

Bank Owned Life Insurance – During the years ended December 31, 2004 and 2003, the Bank purchased $2,000,000 and $6,000,000, respectively of Bank Owned Life Insurance (“BOLI”). The cash surrender value, net of any deferred acquisition and surrender costs or loans is recorded as an asset. As of December 31, 2004 and 2003 there were no deferred acquisition costs, surrender costs or loans. There are no restrictions on the use of any insurance proceeds the Company receives from BOLI.

Interest and Fees on Loans—Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued, and previously accrued income is reversed, when loan payments are 90 days or more past due or when, in the judgment of management, collectibility of the loan or loan interest becomes uncertain. Subsequent recognition of income occurs only to the extent payment is received subject to management’s assessment of the collectibility of the remaining interest and principal. A nonaccrual loan is restored to accrual status when it is no longer 90 days delinquent and collectibility of interest and principal is no longer in doubt. Interest collected on nonaccrual loans and impaired loans is recognized on the cash basis, only if in management’s judgment all principal is expected to be collected.

Loan origination fees and direct loan origination costs (including loan commitment fees) are deferred, and the net amount is recognized as an adjustment of the related loan’s yield utilizing the interest method over the contractual life of the loan.

Transfers of Financial Assets—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either: (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Other Real Estate Owned—Other real estate owned represents properties acquired through, or in lieu of, loan foreclosure or other proceedings and is initially recorded at the lower of the related loan balances less any specific allowance for loss, or fair value at the date of foreclosure, which establishes a new cost basis. Subsequent to foreclosure, the properties are held for sale and are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of acquisition is charged to the allowance for loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and a charge to operations is recorded as necessary to reduce the carrying amount to fair value less estimated costs to dispose. Revenue and expense from the operation of other real estate owned and the provision to establish and adjust valuation allowances are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Gains or losses are included in operations upon disposal.

Premises and Equipment—Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to 40 years. Leasehold improvements are amortized over the shorter of the improvements’ estimated economic lives or the related lease terms. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Impairment of Long-Lived Assets—Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense. No write-downs of long-lived assets were recorded for any period presented herein.

Goodwill—In connection with a branch acquisition, the Company recorded goodwill, which represents the excess of the fair value of deposit liabilities assumed over the assets received, and was being amortized using the straight-line method over ten years. SFAS No. 147, Acquisitions of Certain Financial Institutions, was adopted on October 1, 2002. In connection with the adoption of SFAS No. 147, SFAS No. 142, Goodwill and Other Intangible Assets, was adopted effective January 1, 2002, and accordingly, amortization of goodwill was discontinued as of such date. Goodwill is evaluated for impairment annually. No impairments were recorded during years ended December 31, 2004, 2003 and 2002.

Income Taxes—The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Pension and Other Post-Retirement Benefits—The Company has a noncontributory defined benefit pension plan that provides benefits for substantially all employees meeting certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined. The Company’s funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Security Act of 1974 (“ERISA”).

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Participants become eligible for the benefits if they retire after reaching age 62 with five or more years of service. Benefits are paid in fixed amounts depending on length of service at retirement. The Company accrues for the estimated costs of these benefits through charges to expense during the years that employees render service; however, the Company does not fund this plan.

Compensation cost related to the Rockville Bank Phantom Stock Plan is measured based on the net cash amount to be paid by the Company. Compensation cost is recognized over the period that an employee provides service in exchange for the award.

Related Party Transactions—Directors and officers of the Company have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future.

Federal Home Loan Bank Stock—As a member of the Federal Home Loan Bank (“FHLB”), the Bank is required to hold a certain amount of FHLB stock. The stock is considered to be a non-marketable equity security and, accordingly, is recorded at cost.

Service Charges and Fee Income—Service charges and fee income which is not included in deferred loan fees are recorded on an accrual basis when earned.

Cash and Cash Equivalents—For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains amounts due from banks and Federal funds sold that, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

Fair Values of Financial Instruments—The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Due from Banks, Short-Term Investments, Accrued Interest Receivable and Mortgagors’ and Investors’ Escrow Accounts—The carrying amount is a reasonable estimate of fair value.

Securities—Fair values, excluding FHLB stock, are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans Held for Sale—The fair value is based on quoted market prices.

Loans Receivable—The fair value of loans is estimated by discounting the future cash flows using the rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of demand deposits, savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit and other time deposits is estimated using a discounted cash flow calculation that applies interest rates being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.

Advances from the Federal Home Loan Bank—The fair value of the advances is estimated using a discounted cash flow calculation that applies current Federal Home Loan Bank interest rates for advances of similar maturity to a schedule of maturities of such advances.

Off-Balance-Sheet Instruments—Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings.

Segment Information—As a community oriented financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-

banking operations, which constitutes the Company’s only operating segment for financial reporting purposes.

Reclassifications—Certain prior period amounts have been reclassified to conform with the current period presentation.

2.	CURRENT ACCOUNTING PRONOUNCEMENTS

In its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus relating to its disclosure requirements under EITF No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF” No. 03-01). The disclosures for the Company’s December 31, 2004 and 2003 consolidated financial statements are included herein. In September 2004, the Financial Accounting Standards Board (the “FASB”) voted to delay the effective date of paragraph 16 of EITF 03-1. The delay applies to both debt and equity securities, and specifically applies to impairments caused by interest rate and sector spreads, and to the requirements that a company declare its intent to hold the security to recovery in order to avoid recognizing an other than-temporary impairment charge through earnings. The FASB intends to issue implementation guidance on this topic. Once issued, the Company will evaluate the impact on its consolidated financial statements from the adoption of EITF 03-1.

In May 2004, the FASB issued FASB Staff Position 106-2 (“FSP106-2”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP106-2 supersedes FSP106-1 and is effective for the first annual or interim period beginning after June 15, 2004. FSP106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide drug benefits and also requires those employers to provide certain disclosures regarding the effects of the federal subsidy provided by the Act. Although the Company has not determined that the effects of the Act, the Company does not believe the adoption of FSP106-2 will have a significant impact on its consolidated financial position or results of operations.

In March, 2004, the SEC issued Staff Accounting Bulletin No. 105 (“SAB 105”), Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivatives instruments. In the bulletin, the SEC determined that a loan commitment for which the interest rate has been locked should be valued at zero at inception. SAB105 had no effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statements 123 (R) replaces FASB Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (R) is effective for the Company for all awards issued on or after July 1, 2005, and would affect any unvested awards existing as of such date. The Company does not expect SFAS No. 123 (R) will have significant impact upon adoption. However, the adoption of SFAS No. 123 (R) will impact compensation expense for any awards granted after June 30, 2005.

3.	RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. As of December 31, 2004 and 2003, the Bank was required to have cash and liquid assets of approximately $1,187,000 and $845,000, respectively, to meet these requirements, and is required to maintain $600,000 in the Federal Reserve Bank for clearing purposes. In addition, as of December 31, 2004 and 2003, the Bank maintained interest bearing cash equivalents of $1,307,000 and $900,000, respectively, with a vendor for clearing purposes.

4.	AVAILABLE FOR SALE SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of available for sale investment securities at December 31, 2004 and 2003 are as follows:

	Amortized	Gross Unrealized		Fair
December 31, 2004	Cost	Gains	Losses	Value
Available for sale:
U.S. Government and agency obligations	$1,994,270	$—	$10,520	$1,983,750
U.S. Government sponsored enterprises	24,160,153	10,942	117,525	24,053,570
Mortgage-backed securities	67,290,376	464,363	396,085	67,358,654
Corporate debt securities	28,383,775	905,070	—	29,288,845
Other debt securities	1,434,102	72,315	—	1,506,417

Total debt securities	123,262,676	1,452,690	524,130	124,191,236

Marketable equity securities	8,309,441	3,340,889	160,387	11,489,943
Non-marketable equity securities	326,000	—	—	326,000

	$131,898,117	$4,793,579	$684,517	$136,007,179

At December 31, 2004, the net unrealized gain on securities available for sale of $4,109,062, net of income taxes of $1,397,081, or $2,711,981 is included in accumulated other comprehensive income.

	Amortized	Gross Unrealized		Fair
December 31, 2003	Cost	Gains	Losses	Value
Available for sale:
U.S. Government and agency obligations	$1,996,177	$10,073	$—	$2,006,250
U.S. Government sponsored enterprises	27,501,126	299,279	41,985	27,758,420
Mortgage-backed securities	52,386,051	617,666	258,146	52,745,571
Corporate debt securities	30,019,079	2,047,982	32,191	32,034,870
Other debt securities	1,539,514	71,809	—	1,611,323

Total debt securities	113,441,947	3,046,809	332,322	116,156,434

Marketable equity securities	8,105,487	3,357,568	348,389	11,114,666
Non-marketable equity securities	326,000	—	—	326,000

	$121,873,434	$6,404,377	$680,711	$127,597,100

At December 31, 2003, the net unrealized gain on securities available for sale of $5,723,666, net of income taxes of $1,945,387, or $3,778,279 is included in accumulated other comprehensive income.

The amortized cost and fair value of available for sale debt securities at December 31, 2004 by contractual maturities are presented below. Actual maturities of mortgage backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or repaid without any penalties. Because mortgage backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2004
	Amortized	Fair
	Cost	Value
Maturity:
Within 1 year	$7,527,000	$7,602,128
After 1 but within 5	43,253,594	43,994,763
After 5 but within 10 years	4,455,164	4,466,485
After 10 years	736,542	769,206

	55,972,300	56,832,582

Mortgage-backed securities	67,290,376	67,358,654

	$123,262,676	$124,191,236

Securities with a fair value of $1,983,750 and $2,006,250 as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits and U.S. Treasury tax and loan payments.

For the years ended December 31, 2004, 2003 and 2002, gross gains of $388,434, $1,553,012 and $1,823,176, respectively, and gross losses of $294,032, $255,137 and $240,511, respectively, were realized on the sale of available for sale securities.

As of December 31, 2004 and 2003, the Company did not own any investment or mortgage-backed securities of a single issuer, other than securities guaranteed by the U.S. Government or its agencies, which had an aggregate book value in excess of 10% of the Company’s capital.

The Company had no securities classified as held to maturity or trading at December 31, 2004 and 2003. The Company does not currently use or maintain a trading account.

The following table summarizes gross unrealized losses and fair value, aggregated by investment category and length of time the investments have been in a continuous unrealized loss position, at December 31, 2004 and 2003:

	Less Than 12 Months		12 Months or More		Total
December 31, 2004	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale:
U.S. Government and agency obligations	$1,983,750	$10,520	$—	$—	$1,983,750	$10,520
U.S. Government sponsored enterprises	15,893,530	117,525	—	—	15,893,530	117,525
Mortgage-backed securities	24,170,108	275,064	7,657,360	121,021	31,827,468	396,085

Total debt securities	42,047,388	403,109	7,657,360	121,021	49,704,748	524,130
Marketable equity securities	1,881,540	143,427	79,640	16,960	1,961,180	160,387

Total	$43,928,928	$546,536	7,737,000	137,981	$51,665,928	$684,517

	Less Than 12 Months		12 Months or More		Total
December 31, 2003	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale:
U.S. Government and agency obligations	$—	$—	$—	$—	$—	$—
U.S. Government sponsored enterprises	5,974,687	41,931	179,946	54	6,154,633	41,985
Mortgage-backed securities	24,660,049	235,394	637,837	22,752	25,297,886	258,146
Corporate debt securities	—	—	504,767	32,192	504,767	32,192

Total debt securities	30,634,736	277,325	1,322,550	54,998	31,957,286	332,322
Marketable equity securities	106,040	2,000	2,291,745	346,388	2,397,785	348,389

Total	$30,740,776	$279,325	$3,614,295	$401,386	$34,355,071	$680,711

As of December 31, 2004 and 2003, management determined that securities in an unrealized loss position were not other than temporarily impaired based on their evaluation of current market trends, the nature of the investments and industry analysis.

During the year ended December 31, 2004, the Company recorded an other than temporary impairment charge of $223,000 related to a U.S. government sponsored entity preferred stock. The Company’s remaining investment in this security was $777,000 with a unrealized loss of $62,000 at December 31, 2004. The charge was computed using the closing price of the security as of the date of the impairment.

During the year ended December 31, 2003, the Company recorded an other than temporary impairment charge of $286,889 related to auto manufacturing and technology common stocks. The charges were computed using the closing price of the securities as of the dates of the impairments.

During the year ended December 31, 2002, the Company recorded an other than temporary impairment charge of $2,390,223 related to telecommunications and technology common stocks and a mutual fund investment. The charges for the equity investments were computed using the closing price of the securities as of the dates of the impairments. The charge for the mutual fund investment was computed using information received from the Company’s investment advisor.

5.	LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the Company’s loan portfolio at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	2003
Real estate loans:
Residental	$450,053,846	$334,625,214
Commercial	136,594,608	122,599,930
Construction (net of undisbursed portion of $22,993,666 and $3,003,426, respectively)	22,066,737	14,535,399

	608,715,191	471,760,543

Commerical business loans	88,700,143	58,682,468
Installment loans	2,267,780	1,990,188
Collateral loans	1,205,239	980,211

Total loans	700,888,353	533,413,410

Net deferred loan costs and premiums	1,731,792	40,535

Allowance for loan losses	(6,371,261)	(4,971,472)

Loans—net	$696,248,884	$528,482,473

The Company services certain loans for third parties. The aggregate of loans serviced for others approximated $28,785,644 and $37,806,322 as of December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the unpaid principal balances of loans placed on nonaccrual status were approximately $1,352,966 and $1,783,449, respectively. If nonaccrual loans had been performing in accordance with their original terms, the Company would have recorded approximately $51,114, $59,700 and $71,000 in additional interest income during the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, there were no loans contractually past due 90 days or more and still accruing interest.

The following information relates to impaired loans as of and for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Recorded investment in impaired loans for which there is a related allowance for loan losses	$2,446,592	$2,781,590	$1,402,463

Recorded investment in impaired loans for which there is no related allowance for loan losses	—	—	—

Allowance for loan losses related to impaired loans (calculated in accordance with SFAS No.114 and SFAS No.118)	5,768	741,804	202,186

Average recorded investment in impaired loans	2,587,513	1,508,267	1,755,906

Interest income recognized	114,372	65,812	55,613

The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

The Company’s lending activities are conducted principally in Connecticut. The Company grants single-family and multi-family residential loans, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, residential developments and land development projects.

The Company has established credit policies applicable to each type of lending activity in which it engages. The Company evaluates the creditworthiness of each customer and, in most cases, generally extends credit of up to 80% of the market value of the collateral at the date of the credit extension, depending on the borrowers’ creditworthiness and the type of collateral. The market value of the collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Residential and commercial real estate is the primary form of collateral. Other important forms of collateral are business assets, time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower’s ability to generate continuing cash flows Generally, one-to-four family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. The Company does not make loans with a loan-to-value ratio in excess of 97% for loans secured by single-family homes.

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Balance, beginning of year	$4,971,472	$5,167,923	$4,948,516
Provision for loan losses	2,372,000	2,100,000	1,300,000
Loans charged-off	(1,111,664)	(2,360,339)	(1,149,159)
Recoveries of loans previously charged-off	139,453	63,888	68,566

Balance, end of year	$6,371,261	$4,971,472	$5,167,923

In the normal course of business, the Company grants loans to executive officers, directors and other related parties. Changes in loans outstanding to such related parties for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance, beginning of year	$3,627,866	$3,716,649
Additional loans	1,518,870	1,572,073
Repayments	(851,562)	(1,660,856)

Balance, end of year	$4,295,174	$3,627,866

As of December 31, 2004 and 2003, all related party loans were performing.

Related party loans were made on the same terms as those for comparable loans and transactions with unrelated parties, other than certain mortgage loans which were made to employees with over one year of service with the Bank which have rates 0.5% below market.

The balance of capitalized servicing rights, included in other assets at December 31, 2004 and 2003, was $170,468 and $196,052, respectively. No impairment charges related to servicing rights were recognized during the years ended December 31, 2004, 2003 and 2002.

6.	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	December 31,
	2004	2003
Land and improvements	$143,546	$131,298
Buildings	6,723,572	6,459,946
Furniture and equipment	8,175,308	7,406,259
Leasehold improvements	1,536,113	1,346,401

	16,578,539	15,343,904

Less accumulated depreciation and amortization	9,196,857	7,979,002

	$7,381,682	$7,364,902

Depreciation and amortization expense was $1,243,057, $1,354,369 and $1,255,637 for the years ended December 31, 2004, 2003 and 2002, respectively.

7.	DEPOSITS

Deposits at December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Demand and NOW	$166,740,158	$124,380,231
Regular savings	161,214,778	147,161,470
Money market and investment savings	84,788,702	62,576,582
Club accounts	204,661	167,882
Time deposits	279,549,404	197,643,169

	$692,497,703	$531,929,334

Time deposits in denominations of $100,000 or more were approximately $73,696,000 and $30,649,000 as of December 31, 2004 and 2003, respectively.

Contractual maturities of time certificates of deposit as of December 31, 2004 are summarized below.

2004
2005	$190,146,914
2006	30,514,035
2007	22,651,133
2008	19,551,149
2009	10,388,860
Thereafter	6,297,313

$279,549,404

Deposit accounts of officers, directors, and other related parties aggregated approximately $2,697,517 and $2,802,571 at December 31, 2004 and 2003, respectively.

A summary of interest expense by account type for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Savings and demand deposits	$2,247,615	$2,404,564	$3,463,393
Time deposits	6,223,381	5,692,480	8,365,144

	$8,470,996	$8,097,044	$11,828,537

8.	FEDERAL HOME LOAN BANK BORROWINGS AND STOCK

The Bank is a member of the Federal Home Loan Bank of Boston (“FHLBB”). At December 31, 2004 and 2003, the Bank had access to a pre-approved secured line of credit with the FHLBB of $10,000,000, and the capacity to borrow up to a certain percentage of total assets. In accordance with an agreement with the FHLBB, the qualified collateral must be free and clear of liens, pledges and encumbrances. At December 31, 2004 and 2003, there were no advances outstanding under the line of credit.

At December 31, 2004 and 2003, outstanding advances from the FHLBB are as follows:

	December 31,
	2004	2003
Advance at 5.45%, maturing on January 12, 2004	$—	$5,000,000
Advance at 3.50%, maturing on January 30, 2004	—	5,000,000
Advance at 3.62%, maturing on March 8, 2004	—	5,000,000
Advance at 4.92%, maturing on April 9, 2004	—	5,000,000
Advance at 3.70%, maturing on April 30, 2004	—	3,000,000
Advance at 4.89%, maturing on August 3, 2004	—	5,000,000
Advance at 4.09%, maturing on November 1, 2004	—	3,000,000
Advance at 2.26%, maturing on November 22, 2004	—	2,000,000
Advance at 2.35%, maturing on January 5, 2005	7,000,000	—
Advance at 5.58%, maturing on January 12, 2005	5,000,000	5,000,000
Advance at 4.41%, maturing on May 2, 2005	3,000,000	3,000,000
Advance at 2.79%, maturing on November 22, 2005	2,000,000	2,000,000
Advance at 5.74%, maturing on January 12, 2006	5,000,000	5,000,000
Advance at 4.69%, maturing on August 15, 2006	5,000,000	5,000,000
Advance at 3.41%, maturing on July 9, 2007	5,000,000	—
Advance at 3.55%, maturing on November 23, 2007	2,000,000	2,000,000
Advance at 5.52%, maturing on May 8, 2008	5,000,000	5,000,000
Advance at 2.77%, maturing on May 27, 2008	5,000,000	5,000,000
Advance at 5.61%, maturing on July 30, 2008	5,000,000	5,000,000
Advance at 3.84%, maturing on August 6, 2008	5,000,000	—
Advance at 3.86%, maturing on October 31, 2008	10,000,000	10,000,000
Advance at 3.80%, maturing on January 9, 2009	7,000,000	—
Advance at 4.10%, maturing on July 9, 2009	7,000,000	—
Advance at 4.18%, maturing on November 23, 2009	2,000,000	2,000,000
Advance at 3.30%, maturing on May 27, 2010	5,000,000	5,000,000
Advance at 4.28%, maturing on August 11, 2010	5,000,000	—
Advance at 6.47%, maturing on September 8, 2010	1,015,032	1,153,188
Advance at 4.95%, maturing on December 20, 2010	10,000,000	10,000,000
Advance at 4.52%, maturing on August 8, 2011	5,000,000	—
Advance at 4.15%, maturing on October 3, 2011	5,000,000	—
Advance at 4.75%, maturing on November 23, 2012	2,000,000	2,000,000
Advance at 3.89%, maturing on May 28, 2013	5,000,000	5,000,000

	$118,015,032	$105,153,188

The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or For the Years
	Ended December 31,
	2004	2003	2002

	Dollars in thousands
FHLB Advances:
Maximum amount of advances outstanding at any month end during the year	$128,062	$115,230	$133,874
Average advances outstanding during the year	106,134	105,703	113,730
Balance outstanding at end of year	118,015	105,153	105,283
Weighted average interest rate during the year	4.33%	4.64%	5.24%
Weighted average interest rate at the end of year	4.21%	4.42%	4.71%

The Bank is required to maintain an investment in capital stock of the FHLBB in an amount equal to 4.5% of its outstanding advances. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the FHLBB.

9.	BENEFIT PLANS

Pension and Other Post-Retirement Benefits—The Bank sponsors a noncontributory defined benefit pension plan (the “Pension Plan”) covering all full-time employees. Participants become eligible for the Plan after attaining age 21 and completing one year of service. Participants become 100% vested after five years of employment. The Bank’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes, while meeting the minimum funding standards established by the ERISA.

The Bank also provides an unfunded postretirement medical, health and life insurance benefits for retirees and employees hired prior to March 1, 1993. In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) became law. The Act provides prescription drug benefits to retirees. Employers currently offering prescription drug benefits to retirees may be eligible for subsidies under the Act. The FASB has not yet issued specific authoritative guidance on accounting for the provisions of the Act and is permitting deferral of recognition. Due to the lack of authoritative guidance, the impact of the Act has not been included in the other postretirement benefit obligation or expense.

The Company uses October 1 as the measurement date for its pension plan and January 1 for its post-retirement benefit plan.

In January 2004, the Bank established a supplemental retirement agreement with an executive officer of the Bank. Additionally, effective December 1, 2004, the Bank adopted the Supplemental Executive Retirement Plan covering two designated executive officers of the Bank (the “SERP”). The SERP provides the two designated officers with a retirement benefit equal to 70% of their respective average annual earnings, as defined.

The amounts related to the Pension Plan, supplemental retirement agreement and SERP are reflected in the tables that follow as “Pension Plans”. For each of these plans the accumulated benefit obligation exceeds the respective plan assets as of December 31, 2004.

Obligations and Funded Status

Following is information regarding the changes in benefit obligations, changes in plan assets, funded status and amounts recognized as of and for the years ended December 31, 2004, 2003 and 2002.

Change in Benefit Obligation

	Pension Plans			Post-Retirement Benefits
	Years Ended			Years Ended
	Pension Plans			Post-Retirement Benefits
	2004	2003	2002	2004	2003	2002
Benefit obligation at beginning of year	$8,034,845	$6,714,266	$5,670,490	$1,730,628	$1,354,863	$1,267,460
Service cost	584,397	440,383	351,257	7,303	10,028	12,379
Interest cost	569,872	468,087	409,398	96,423	104,677	89,767
Amendments	(563,447)	—	113,031		—	—
Actuarial (gain) loss	1,386,275	750,795	408,092	(70,127)	369,482	68,600
Benefits paid	(223,832)	(230,843)	(238,002)	(121,507)	(108,422)	(83,343)
Unrecognized prior service cost	2,001,813	—	—	—	—	—
Settlements	—	(107,843)	—	—	—	—

Benefit obligation at end of year	$11,789,923	$8,034,845	$6,714,266	$1,642,720	$1,730,628	$1,354,863

Change in Plan Assets

	Pension Plans			Post-Retirement Benefits
	2004	2003	2002	2004	2003	2002
Fair value of plan assets at beginning of year	$5,301,453	$4,240,616	$4,536,800	$—	$—	$—
Actual return on plan assets	493,419	484,573	(613,276)		—	—
Settlements		(107,843)	—		—	—
Employer contribution	1,530,935	914,950	555,094	121,507	108,422	83,343
Benefits paid	(223,832)	(230,843)	(238,002)	(121,507)	(108,422)	(83,343)

Fair value of plan assets at end of year	$7,101,975	$5,301,453	$4,240,616	$—	$—	$—

Funded Status

	Pension Plans			Post-Retirement Benefits
	As of December 31,			As of December 31,
	2004	2003	2002	2004	2003	2002
Funded status	$(4,687,947)	$(2,733,392)	$(2,612,422)	$(1,642,720)	$(1,730,628)	$(1,354,863)
Unrecognized net actuarial losses	4,295,250	3,256,244	2,801,899	750,985	896,161	628,639
Unrecognized prior service costs (benefits)	1,305,642	93,327	103,028	(2,000)	(60,000)	(118,000)
Net asset at transition	—	—	(2,618)	—	—	—
Amount contributed between measurement date and year end	2,900,000	—	138,772	—	—	—

Net amount recognized	$3,812,945	$616,179	$428,659	$(893,735)	$(894,467)	$(844,224)

Amounts recognized in the accompanying consolidated statements of condition consist of:

	Pension Plans		Post-Retirement Benefits
	As of December 31,		As of December 31,
	2004	2003	2004	2003
Other assets	$3,537,855	$616,179	$—	$—
Deferred taxes	785,042	869,883	—	—
Accrued expenses and other liabilities	(2,033,858)	(2,620,711)	(893,735)	(894,467)
Accumulated other comprehensive income	1,523,906	1,750,828	—	—

Net amount recognized	$3,812,945	$616,179	$(893,735)	$(894,467)

Information for accumulated benefit obligation in excess of the plan assets:

	Pension Plans		Post-Retirement Benefits
	As of December 31,		As of December 31,
	2004	2003	2004	2003
Projected benefit obligation	$11,789,923	$8,034,845	$—	$1,716,819
Accumulated benefit obligation	10,283,442	7,304,502	1,642,720	1,730,628
Fair value of Pension Plan assets	7,101,975	5,301,453	—	—

Components of Net Periodic Benefit Cost

	Pension Plans			Post-Retirement Benefits
	2004	2003	2002	2004	2003	2002
Service cost	$584,397	$440,383	$351,257	$7,303	$10,028	$12,379
Interest cost	569,872	468,087	409,398	96,423	104,677	89,767
Expected return on plan assets	(473,294)	(414,538)	(426,297)	—	—	—
Amortization of net actuarial losses	327,144	223,797	89,888	75,049	101,960	81,421
Amortization of prior service cost (benefits)	226,051	9,701	(6,328)	(58,000)	(58,000)	(58,000)

Net periodic benefit cost	$1,234,170	$727,430	$417,918	$120,775	$158,665	$125,567

Assumptions

Weighted-average assumptions used to determine pension benefit obligations at December 31,

	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Weighted average assumptions used to determine net benefit pension expense for years ended December 31,

	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	8.50%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.50%

The expected long-term rate of return is based on the actual historical rates of return of published indices that are used to measure the plans’ target assets allocation. The historical rates are then discounted to consider fluctuations in the historical rates as well as potential changes in the investment environment.

Assumed Healthcare Trend Rates

The Company’s accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 9%, 9% and 10% at December 31, 2004, 2003 and 2002, respectively, decreasing gradually to a rate of 4.5% at December 31, 2009. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in the assumed healthcare cost trend rate would have the following effects:

Effect on postretirement benefit obligation	$145,108	$(126,760)
Effect on total service and interest	9,547	(8,260)

Plan Assets

The Company’s pension plan weighted-average asset allocations at December 31, 2004, 2003 and 2002, by asset category are as follows:

Asset Category	2004	2003	2002
Equity securities	62%	67%	62%
Debt securities	36	33	38
Real estate	2	—	—

Total	100%	100%	100%

The Company’s investment goal is to obtain a competitive risk adjusted return on the pension plan assets commensurate with prudent investment practices and the plan’s responsibility to provide retirement benefits for its participants, retirees and their beneficiaries. The Plan’s asset allocation targets are strategic and long-term in nature and are designed to take advantage of the risk reducing impacts of asset class diversification.

Plan assets are periodically rebalanced to their asset class targets to reduce risk and to retain the portfolio’s strategic risk/return profile. Investments within each asset category are further diversified with regard to investment style and concentration of holdings.

Contributions

The Company contributed $ 4.4 million to the Pension Plan during the year ended December 31, 2004, including the funding of the estimated minimum pension liability of approximately $2.6 million in October 2004. The Bank expects to contribute $1.4 million in 2005 to the Pension Plan. The Company expects to begin funding the SERP’s in 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Plan	Benefits
2005	$381,000	$107,945
2006	419,000	115,239
2007	884,000	112,976
2008	570,000	115,789
2009	590,000	119,307
Years 2010-2014	4,932,000	599,883

Phantom Stock Plan — Effective January 1, 2004, the Company adopted the Rockville Bank Phantom Stock Plan (the “Phantom Stock Plan”). Under the terms of the Phantom Stock Plan, executives and directors of the Company may be granted awards of phantom stock retirement awards, phantom stock option awards or both. The maximum number of phantom stock units that may be awarded under the Stock Plan shall not exceed 12,000. During the year ended December 31, 2004, 9,600 phantom stock retirement shares and 758 phantom stock options (collectively, the “Awards”) were granted, representing approximately 5% of the fair value of the Holding Company. The Awards vest upon completion of five years of service commencing with the participant’s initial hire date and in certain other circumstances. During the year ended December 31, 2004, the Company recorded $ 966,251 of compensation expense related to the Awards. The amount expensed was based on an estimated 20% increase in the value of the Awards, which is the maximum annual increase per the Phantom Stock Plan, using independent appraisals of the Company. The value of phantom stock retirement shares together with interest at the rate of 6% per annum will be payable in monthly installments over a 15 year period commencing with the participants retirement. The value of phantom stock options will be payable on the fifth anniversary of the grant date.

401(k) Plan - The Bank has a tax-qualified plan for the benefit of its employees. Eligible employees may make salary reduction contributions to the plan. The Bank made matching contributions of $141,668, $127,463 and $111,200 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

10.	INCOME TAXES

The components of the income tax provision for the years ended December 31, 2004, 2003 and 2002 are as follows:

Current	$1,060,031	$2,414,703	$3,613,970
Deferred	450,553	252,123	(695,177)

Total provision for income taxes	$1,510,584	$2,666,826	$2,918,793

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	December 31,
	2004	2003
Deferred tax assets:
Allowance for loan losses	$2,232,869	$1,690,300
Investment losses	802,512	925,007
Minimum pension liability	785,042	869,883
Phantom stock liability	328,525	—
Postretirement benefits	303,870	304,119
Other	158,715	144,846

Gross deferred tax assets	4,611,533	3,934,155

Deferred tax liabilities:
Unrealized gains on securities	(1,397,081)	(1,946,386)
Prepaid pension expense	(1,381,353)	(210,005)
Premises and equipment	(191,436)	(166,817)
Other	(35,237)	(18,432)

Gross deferred tax liabilities	(3,005,107)	(2,341,640)

Net deferred tax asset	$1,606,426	$1,592,515

Undivided profits at December 31, 2004 includes a contingency reserve for loan losses of approximately $1,200,000 which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to mutual savings banks. Amounts transferred to the reserve have been claimed as deductions from taxable income, and, if the reserve is used for purposes other than to absorb losses on loans, a Federal income tax liability could be incurred. It is not anticipated that the Company will incur a Federal income tax liability relating to this reserve balance, and accordingly, deferred income taxes of approximately $408,000 at December 31, 2004 have not been recognized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a “passive investment company” (“PIC”) to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institutions from PICs are not taxable. In January 1999, the Bank established a PIC as a wholly-owned subsidiary and transferred a portion of its residential mortgage loan portfolio from the Bank to the PIC. A substantial portion of the Company’s interest income is now derived from the PIC, a state tax-exempt entity, and accordingly, there is no provision for state income taxes subsequent to January 1999.

The Company’s ability to continue to realize the tax benefits of the PIC is subject to the PIC continuing to comply with all statutory requirements related to the operations of the PIC. The Company believes it is in compliance with such requirements.

For the years ended December 31, 2004, 2003 and 2002, a reconciliation of the anticipated income tax provision (computed by applying the Federal statutory income tax rate of 34% to income before income tax expense), to the provision for income taxes as reported in the statements of incomes is as follows:

	Years Ended December 31,
	2004	2003	2002
Provision for income tax at statutory rate	$1,686,169	$2,977,739	$3,038,694
Increase (decrease) resulting from:
Increase in cash surrender value of Bank Owned Life Insurance	(98,562)	—	—
Dividend received deduction	(38,070)	(35,016)	(17,228)
Cash surrender value on supplemental executive retirement plans	(22,634)	—	—
Tax exempt interest and disallowed interest expense	(23,661)	(26,833)	(96,800)
Director life insurance	—	(18,187)	—
Tax exempt gain on securities contributed to Rockville Bank Foundation, Inc.	—	(231,829)	—
Other, net	7,342	952	(5,873)

	$1,510,584	$2,666,826	$2,918,793

11. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain of its branch offices under operating lease agreements which contain renewal options for periods up to fifteen years. In addition to rental payments, the branch leases require payments for executory costs.

Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows as of December 31, 2004:

December 31,
2004
2005	$376,823
2006	236,015
2007	158,429
2008	86,683
Thereafter	—

$857,950

The Company also leases certain equipment under noncancelable operating leases which have insignificant future minimum rental commitments. Total rental expense charged to operations for all cancelable and noncancelable operating leases approximated $479,000, $325,000 and $350,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal Matters—The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company’s financial condition or results of operations.

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and undisbursed portions of construction loans and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2004 and 2003:

	December 31,
	2004	2003
Commitments to extend credit:
Future loan commitments	$25,045,750	$22,885,600
Undisbursed construction loans	22,993,666	3,003,426
Undisbursed home equity lines of credit	59,228,990	36,863,029
Undisbursed commercial lines of credit	44,048,959	26,377,857
Standby letters of credit	4,121,071	3,220,250
Unused checking overdraft lines of credit	71,000	—

	$155,509,436	$92,350,162

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include residential and commercial property, accounts receivable, inventory, property, plant and equipment, deposits, and securities.

12.	REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since then that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2004 and 2003 were (dollars in thousands):

			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004

Total capital to risk weighted assets	$69,509	11.8%	$47,125	8.0%	$58,906	10.0%
Tier I capital to risk weighted assets	62,942	10.7	23,530	4.0	35,295	6.0
Tier I capital to total average assets	62,942	7.3	34,489	4.0	43,111	5.0

December 31, 2003

Total capital to risk weighted assets	$66,020	13.9%	$37,997	8.0%	$47,496	10.0%
Tier I capital to risk weighted assets	61,049	12.9	18,930	4.0	28,395	6.0
Tier I capital to total average assets	61,049	8.5	28,729	4.0	35,912	5.0

The Company is also considered to be well capitalized under the regulatory framework specified by the Federal Reserve. Actual and required ratios are not substantially different from those shown above.

Connecticut law restricts the amount of dividends that the Bank can pay based on earnings for the current year and the preceding two years. As of December 31, 2004, $15.6 million was available for the payment of dividends.

13.	OTHER COMPREHENSIVE INCOME

Accumulated comprehensive income (loss) is comprised of the following at December 31, 2004 and 2003:

	2004	2003
Net unrealized gain on available for sale securities, net of taxes	$2,711,981	$3,778,279
Additional minimum pension liability, net of taxes	(1,523,906)	(1,750,828)

	$1,188,075	$2,027,451

Other comprehensive income (loss) is as follows for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31, 2004
	Before-Tax		Net-of-Tax
	Amount	Taxes	Amount
Unrealized losses arising during the year	$(1,487,005)	$505,582	$(981,423)

Add reclassification adjustment for net gain from sale of and other than temporary impairment of securities recognized in net income	(128,598)	43,723	(84,875)

Unrealized losses on available-for-sale securities	(1,615,603)	549,305	(1,066,298)

Decrease in minimum pension liability	311,763	(84,841)	226,922

Total	$(1,303,840)	$464,464	$(839,376)

	Year Ended December 31, 2003
	Before-Tax		After-Tax
	Amount	Taxes	Amount
Unrealized gains arising during the year	$1,249,408	$(424,799)	$824,609

Add reclassification adjustment for net gain from sale of and other than temporary impairment of securities recognized in net income	1,010,986	(343,735)	667,251

Unrealized gains on available-for-sale securities	2,260,394	(768,534)	1,491,860

Increase in minimum pension liability	(587,462)	199,737	(387,725)

Total	$1,672,932	$(568,797)	$1,104,135

	Year Ended December 31, 2002
	Before-Tax		Net-of-Tax
	Amount	Taxes	Amount
Unrealized gains arising during the year	$193,730	$(65,868)	$127,862

Add reclassification adjustment for net gain from sale of and other than temporary impairment of securities recognized in net income	807,558	(274,569)	532,989

Unrealized gains on available-for-sale securities	1,001,288	(340,437)	660,851

Increase in minimum pension liability	(1,490,095)	485,474	(1,004,621)

Total	$(488,807)	$145,037	$(343,770)

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot by substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either December 31, 2004 or 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to those respective reporting dates may be different than the amounts reported at each year end.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other banks may not be meaningful.

As of December 31, 2004 and 2003, the recorded book balances and estimated fair values of the Company’s financial instruments were (in thousands):

	December 31,
	2004		2003
	Recorded		Recorded
	Book		Book
	Balance	Fair Value	Balance	Fair Value
Financial assets:
Cash and cash equivalents	$22,100	$22,100	$28,454	$28,454
Available for sale securities	136,007	136,007	127,597	127,597
Loans receivable—net	696,249	703,091	528,482	533,031
FHLBB stock	7,412	7,412	6,069	6,069
Accrued interest receivable	3,013	3,013	2,706	2,706

Financial liabilities:
Regular savings	161,215	161,215	147,161	147,161
Money market and investment savings	84,789	79,260	62,577	62,577
Demand and NOW	166,740	166,740	124,380	124,380
Club accounts	205	205	168	168
Time deposits	279,549	283,091	197,643	202,007
Mortgagors’ and investors’ escrow accounts	3,979	3,979	3,349	3,349
Advances from FHLBB	118,015	118,807	105,153	108,588

Off-Balance-Sheet Instruments—Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2004 and 2003.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

15.	PARENT COMPANY FINANCIAL INFORMATION

Summarized information relative to the statements of condition as of December 31, 2004 and 2003 and statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 of the Holding Company (parent company only) are presented as follows:

	2004	2003
Statements of Condition
Asset—Investment in Rockville Bank	$68,526,334	$65,916,973

Liabilities and Capital:
Capital	68,526,334	65,916,973

Total Liabilities and Capital	$68,526,334	$65,916,973

	Years Ended December 31,
	2004	2003	2002
Statements of Income
Net income—Equity in undistributed earnings of Rockville Bank	$3,448,737	$6,091,230	$6,018,543

Statements of Cash Flows
Cash flows from operating activities:
Net income	$3,448,737	$6,091,230	$6,018,543
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Rockville Bank	(3,448,737)	(6,091,230)	(6,018,543)

Net cash provided by operating activities	—	—	—

Net increase in cash and cash equivalents and balance at beginning of year and end of year	$—	$—	$—

******

      You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Rockville Bank or Rockville Financial, Inc. may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.
Holding Company for Rockville Bank
8,357,050 Shares of Common Stock
(Subject to Increase to up to 9,610,608 Shares)

PROSPECTUS

Keefe, Bruyette & Woods
March 29, 2005
Until the later of May 5, 2005 or 25 days after the commencement of the offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.